Exhibit 99.3

TECHNICAL REPORT ON THE

UPDATED RESOURCE ESTIMATES ON THE MERENSKY

REEF AND UG2 DEPOSITS

GA-PHASHA PLATINUM GROUP

METALS PROJECT

EASTERN LIMB, BUSHVELD COMPLEX

LIMPOPO PROVINCE

REPUBLIC OF SOUTH AFRICA

Latitude 24° 20’ S

Longitude 30° 00’ E

Qualified Persons

David M.R. Stone, P.Eng.

MINEFILL SERVICES, INC.

and

Gordon Chunnett, Pr.Sci.Nat.

Anglo Platinum Limited

Date of Report: October 19 2007

Effective Date: June 2006

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TABLE OF CONTENTS

1	EXECUTIVE SUMMARY		9
	1.1	Geological Setting	9
	1.2	Merensky Reef Resource Estimate	9
		1.2.1 Data Sources	10
		1.2.2 Estimation and Classification	12
		1.2.3 Geological Losses	13
		1.2.4 Geological Horizons	13
		1.2.5 Results of Merensky Reef Estimate	14
		1.2.6 Grade cut-off	15
	1.3	UG2 Resource Estimate	16
		1.3.1 Grade cut-off	16
	1.4	Conclusions and Recommendations	17
2	INTRODUCTION AND TERMS OF REFERENCE		18
3	RELIANCE ON OTHER EXPERTS		19
4	PROPERTY DESCRIPTION AND LOCATION		19
	4.1	General	19
	4.2	Ownership	22
	4.3	Surface Rights	23
	4.4	Anooraq-Pelawan Agreement	23
	4.5	Ga-Phasha Joint Venture	24
		4.5.1 Objectives	24
		4.5.2 Management	24
		4.5.3 Relationship to Micawber	24
		4.5.4 Community Issues	25
		4.5.5 Production Decision	25
		4.5.6 Off-Take	25
	4.6	Anooraq Anglo Platinum Transaction Framework Agreement	25
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		26
	5.1	Access	26
	5.2	Climate	26
	5.3	Local Resources	27
	5.4	Infrastructure	27
	5.5	Environment	27
6	HISTORY		27
7	GEOLOGICAL SETTING		32
	7.1	Stratigraphy	36
		7.1.1 UG1 Chromitite	36
		7.1.2 UG2 Footwall Marker (FWM)	38
		7.1.3 UG2 Chromitite (UG2)	38
		7.1.4 UG3 Chromitite (UG3)	38
		7.1.5 Merensky Reef	39
8	DEPOSIT TYPE		39
9	MINERALIZATION		39

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10	EXPLORATION	40
	10.1 Remote Sensing	40
	10.1.1 Land Satellite Images	40
	10.1.2 Aerial Photography	41
	10.2 Geophysics	41
	10.2.1 Magnetic Surveys - AeroMagnetics and Ground Magnetics	41
	10.2.2 Seismic Surveys	43
	10.2.3 Geothermal Gradients	43
	10.2.4 Palaeomagnetics and Geochronology	43
	10.2.5 Wireline Logging	43
	10.3 Mapping/Trenching/Adits	44
11	DRILLING	45
	11.1 Merensky Reef	45
	11.2 UG2 Reef	46
12	SAMPLING METHOD AND APPROACH	48
13	SAMPLE PREPARATION, ANALYSIS, AND SECURITY	49
	13.1 ARC Procedures	50
	13.1.1 Sample Preparation	50
	13.1.2 Fire Assay – Four Element (lead collector)	50
	13.1.3 Fire Assay ICP - 3E (Ag collector) & Fire Assay ICP Rh (Pd collector)	50
	13.1.4 X-Ray Fluroescense XRF-ARC for Cu and Ni Analysis	50
	13.2 AARL Procedures	51
	13.2.1 Sample Preparation	51
	13.2.2 Atomic Absorption Spectrometry AAORE	51
	13.2.3 X-Ray Flourescence XRF	51
	13.2.4 Fire Assay Inductively Coupled Plasma	51
	13.2.5 Fire Assay ICP Rhodium	52
	13.3 Specific Gravity	52
	13.4 Sample Security	52
14	DATA VERIFICATION	52
	14.1 Reporting of Results	52
15	ADJACENT PROPERTIES	57
	15.1 Lebowa Platinum Mine	57
	15.2 Twickenham Platinum Mine	59
	15.3 Marula Platinum Mine	60
	15.4 Modikwa Platinum Mine	61
16	MINERAL PROCESSING AND METALLURGICAL TESTING	62
	16.1 Merensky Recovery Rates	62
	16.2 UG2 Recovery Rates	62
17	MINERAL RESOURCE ESTIMATES	64
	17.1 Data Sources – Merensky and UG2	64
	17.1.1 Digital Information	64
	17.1.2 Aeromagnetic and Landsat images	64
	17.2 Merensky Reef Resource Estimate	65
	17.2.1 Data Sources	65
	17.2.2 Database Verification	72

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	17.2.3 Compositing	74
	17.2.4 Potholes in the Merensky Reef	75
	17.2.5 Influence of Faults and Dykes	76
	17.2.6 Geological Loss Determination	78
	17.2.7 Merensky Reef Geozone Definitions	79
	17.2.8 Classical Statistics	80
	17.2.9 Cutting Strategy	85
	17.2.10 Merensky Reef Variography (graphs are shown in Appendix 3)	86
	17.2.11 Merensky Reef Geotechnical Considerations	86
	17.2.12 Merensky Reef Mining Considerations	87
	17.2.13 Merensky Reef Modelling	88
	17.2.14 Merensky Reef Resource Estimate	97
	17.2.15 Resource Classification	98
	17.2.16 Resource Estimate and Classification Avoca and De Kamp Farms	99
	17.2.17 Grade cut-off	100
	17.3 UG2 Resource Estimate	100
	17.3.1 Data sources	100
	17.3.2 Data Validation	106
	17.3.3 UG2 Compositing	107
	17.3.4 UG2 Geological Losses	108
	17.3.5 UG2 Geozone Definitions	110
	17.3.6 UG2 Cutting Strategy	112
	17.3.7 UG2 Variography	112
	17.3.8 UG2 Geotechnical Considerations	113
	17.3.9 Mining Considerations	114
	17.3.10 UG2 Modelling	114
	17.3.11 UG2 Resource Estimation	126
	17.3.12 UG2 Resource Classification	127
	17.3.13 Resource Estimate and Classification Avoca and De Kamp Farms	128
	17.3.14 Grade cut-off	129
18	OTHER RELEVANT DATA AND INFORMATION	130
19	INTERPRETATION AND CONCLUSIONS	130
	19.1 Merensky Reef Resource Estimation	130
	19.2 UG2 Resource Estimation	131
20	RECOMMENDATIONS	132
	20.1 Merensky Reef	132
	20.2 UG2	132
21	REFERENCES	134
22	DATE AND SIGNATURE	135
23	CERTIFICATES	136

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	APPENDICES

1	Merensky Reef - Borehole Database Summary
2	Merensky Reef - Histograms and Scatterplots
3	Merensky Reef - Variograms

	LIST of TABLES

1.1	Borehole Summary Statistics – Merensky Reef	12
1.2a	Merensky Reef Mineral Resources, Paschaskraal & Klipfontein Farms	15
1.2b	Merensky Reef Mineral Resources, Avoca & DeKamp Farms	15
1.3	UG2 Reef Mineral Resources, all farms	16
4.2	Mineral Rights’ Details	23
4.3	Surface Rights’ Details	23
6.1	Operating Cost Summary	30
6.2	Capital Cost Summary	30
6.3	Unit Revenue Contributions	30
6.4	Ga-Phasha Project – Mineral Resources – February 2004	31
6.5	Ga-Phasha Project – Mineral Resources – December 2006	31
11.1	Merensky Reef Borehole Database Summary	45
11.2	UG2 Reef Borehole Database Summary	47
14.1	Outliers as a Percentage of the Data	54
14.2	Summary of Precision Data	54
14.3	Data for the SARM71 Standard	55
14.4	Outliers as a Percentage of the Data	55
14.5	Summary of Precision Data for the Check Results	55
14.6	Data for the SARM65 Standard	56
14.7	Data for SARM7 Standard	56
15.1	Anglo Platinum’s Resource Statement for Twickenham–Paschaskraal	60
16.1	Merensky Reef Rougher Flotation Recovery and Grade	62
16.2	PGE Flotation Test Results	63
16.3	Base Metal Flotation Results	63
16.4	Anglo Platinum’s Average Recovery Rates	63
17.1	Merensky Reef Borehole Database Summary	65
17.2	Geological Loss Summary	79
17.3	Hangingwall “10 centimetre” Classical Statistics	81
17.4	Merensky Reef Classical Statistics	81
17.5	Merensky Reef Footwall “30 centimetres” Classical Statistics	82
17.6	Merensky Reef Footwall “45 centimetres” Classical Statistics	82
17.7	Search Parameter Summary	94
17.8	Variogram Model Parameter Summary	95

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17.9	Estimation Parameter Summary	96
17.10	Merensky Reef Mineral Resources Paschaskraal & Klipfontein Farms	98
17.11	Merensky Reef Mineral Resources Avoca & DeKamp Farms	99
17.12	UG2 Borehole Database Summary	100
17.13	UG2 Geological Loss Summary	110
17.14a	Search Parameter Summary	122
17.14b	Search Parameter Summary	123
17.15a	Variogram Model Parameter Summary	123
17.15b	Variogram Model Parameter Summary	124
17.16a	Estimation Parameter Summary	125
17.16b	Estimation Parameter Summary	125
17.17	UG2 Reef Resource Estimate Paschaskraal & Klipfontein Farms	127
17.18	UG2 Reef Resource Estimate Avoca & DeKamp Farms	129

	LIST of FIGURES

1.1	Ga-Phasha Validated Borehole Distribution	11
1.2	Merensky Reef Resource Categories	13
1.3	Ga-Phasha Resource Perimeters	14
4.1	Regional Geology Plan of the Bushveld Complex	20
4.2	Ga-Phasha Project Location	21
4.3	Mineral Rights Holdings, Ga-Phasha Project Area	22
7.1	Generalized Stratigraphy, Critical Zone Chromitites	33
7.2	Section Line Plan	34
7.3	Klipfontein Cross Section	35
7.4	Paschaskraal Cross Section	36
7.5	Generalized Statigraphic Column	37
10.1	Landsat Image of the Ga-Phasha Project Area	41
10.2	Black & White Aerial Photograph of the Ga-Phasha Project Area	42
10.3	Aeromagnetic Survey Results, Ga-Phasha Project Area	43
10.4	Typical UG2 Chromitite Layer Outcrop on the Farm Klipfontein	44
11.1	Merensky Reef Validated Borehole Distribution	46
11.2	Ga-Phasha Drill Hole Distribution	48
15.1	Lebowa Platinum Project Area	57
15.2	Twickenham Platinum Project Area	59
15.3	Modikwa Platinum Project Area	61
17.1	Spatial Distribution of Boreholes	66
17.2	Weathering/Oxidation Perimeter	67
17.3	Spatial Distribution of Boreholes with Prill Information	68
17.4	Spatial Distribution of Boreholes without Assayed Prill Information	69

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17.5	Spatial Distribution of Boreholes with Copper/Nickel Assay Information	70
17.6	Spatial Distribution of Boreholes with Density Information	71
17.7	Merensky Reef Borehole and Pothole Information	76
17.8	Spatial Distribution of Faults and Dykes	77
17.9	The 3 Geozones	80
17.10	PGE Distribution of the Hanging Wall – 10 centimetres model	87
17.11	Spatial Distribution of Boreholes, Better and Poor Informed Area	91
17.12	Better Informed Area	92
17.13	Poorly Informed Area	92
17.14	Sample Search	93
17.15	Final Merensky Reef Resource Classification	99
17.16	Spatial Distribution of Boreholes	101
17.17	Weathering / Oxidation Perimeter	102
17.18	Spatial Distribution of Boreholes with Prill Information	103
17.19	Spatial Distribution of Boreholes without Assayed Prill Information	104
17.20	Spatial Distribution of Boreholes with Copper/Nickel Assay Information	105
17.21	Spatial Distribution of Boreholes with Density Information	106
17.22	UG2 Boreholes that Intersected Potholes	109
17.23	Geotechnical Modelling	113
17.24	Spatial Distribution of Boreholes	118
17.25	Well Informed Area	119
17.26	Poorly Informed Area	119
17.27	Search Distance	120
17.28	Sample Minimums	120
17.29	PGE Grade	121
17.30	Final UG2 Resource Classification	128

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NOMENCLATURE AND ABBREVIATIONS

Abbreviation	Unit or Description
4E or 4PGE	Pt+Pd+Rh+Au
3E or 3PGE	Pt+Pd+Rh
amsl	Above mean sea level
Au	Gold
EIA	Environmental Impact Assessment
Cu	Copper
EIS	Environmental Impact Study
g	Gram
g/t	Grams per tonne
H	Hour
ha	Hectare
IRR	internal rate of return
k	kilo or thousand
km	Kilometre
l	Litre
Mt	Million tonnes
m	Metre
Ni	Nickel
NPV	net present value
Pd	Palladium
PGE	platinum group elements
PGM	platunim group metals
Pt	Platinum
ppb	parts per billion
ppm	parts per million
t	Tonne
Rh	Rhodium
tpd	Tonnes per day
tpa	Tonnes per annum
US$	United States Dollars
ZAR	South African Rand

All dollar figures are in United States Dollars (US$), unless otherwise stated.

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1	EXECUTIVE SUMMARY

The following technical report was compiled by MineFill Services, Inc. for Anooraq Resources Corporation to document an estimate of the mineral resources in the UG2 and Merensky Reef mineral deposits on the Ga-Phasha property, located on the north-eastern limb of the Bushveld Complex in the Limpopo Province of the Republic of South Africa. Extensive use has been made of the internal Anglo Platinum information and documentation in the generation of this report.

The Ga-Phasha Joint Venture Project (“Ga-Phasha project”) is currently a 50/50 joint venture between Anooraq Resources Corporation (“Anooraq”) and Anglo Platinum Limited (“Anglo Platinum”). Via a transaction announced on September 4, 2007 news release, Anooraq can obtain an additional one percent interest in the Ga-Phasha Project. The Ga-Phasha project encompasses the following farms: Klipfontein 465KS (“Klipfontein”), Paschaskraal 466KS (“Paschaskraal”), De Kamp 507KS (“DeKamp”) and Avoca 472KS (“Avoca”).

New mineral resources were announced in the September 4, 2007 news release. These include mineral resources for the Merensky Reef deposit and additional resources for the UG2 and Merensky Reefs on the Avoca and DeKamp farms, as reported by Anglo Platinum in December 2006. Since that time, the results of updated resource estimates have been provided to Anooraq by Anglo Platinum, as reported in an Anooraq news release of October 24 2007. This report documents these most current resources for the Merensky Reef on the Pashaskraal, Klipfontein, Avoca and De Kamp farms and the UG2 Reef on the Avoca and DeKamp farms as well as restating those for the UG2 Reef as described in a June 2007 Technical Report.

1.1	Geological Setting

The area of the Ga-Phasha Project (the “Project area”) is underlain by the mafic phase of the Bushveld Complex that comprises: rocks of the Critical Zone (alternating sequences of gabbros, norites, anorthosites, pyroxenites and chromitites); and the Main Zone that consists of gabbros and ferrogabbros. The sequence mainly strikes northwest-southeast and dips at between 14 and 18 degrees southwest, with local steepening to nearly 20 degrees. Economic Platinum Group Metal (“PGM”) mineralisation occurs within the UG2 Reef horizon and Merensky Reef pyroxenites, which are are separated by approximately 400 metres of mafic and ultramafic cumulate rocks. The broad tectonic setting includes north-northeast and east-west trending dykes and fault/fractures.

The depth of weathering varies from less than seven metres to approximately 40 metres, especially in the valley areas. The depth of oxidation has been estimated as the depth of weathering plus, 20 metres. The average depth of oxidation within the Project area has been assumed to be 40 metres.

1.2	Merensky Reef Resource Estimate

The resource estimate for the Merensky Reef is based on work done by Anglo Platinum and their consultants. This includes drilling to May 2006, updating the resource model and estimating the grade of the 4PGE (comprising platinum, palladium and rhodium plus gold) Merensky Reef thickness, individual element (platinum, palladium, rhodium and gold) prill,

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base metal content (copper and nickel) and density distribution on the Paschaskraal and Klipfontein farms of the Ga-Phasha property. The resource contained beneath these farms has been modelled to the Klipfontein and Paschaskraal farm limits.

Extensive data and statistical analyses were completed to establish the parameters for the Merensky Reef resource estimate, which was completed by kriging using Datamine software. Included in this Technical Report are updated estimates of the resources on the Avoca and De Kamp farms completed by Anglo Platinum.

The Merensky Reef, the associated footwall mineralization and hangingwall considerations were independently evaluated for the June 2006 resource model. The immediate hangingwall of the Merensky Reef is characterized by the absence of chromitite stringers. Hence, a fixed ten centimetre hangingwall cut was evaluated as a potential overbreak consideration.

The Merensky Reef resource cut is reported for a variable mining width, based on the following considerations:

a)	ten centimetres of hangingwall dilution

b)	the Merensky Reef horizon itself

c)	a minimum ten centimetres of footwall dilution

d)	composited footwall components greater than 2.0 grams per tonne PGE

Where the sum of (a+b+c) or (a+b+d), (per Datamine Cell), was greater than 0.90 metres, the width was reported as the minimum resource cut width. However, where it is less than 0.90 metres in width, then the balance of the resource cut width was derived from additional footwall pyroxenite comprised of less than 2.0 grams per tonne material.

1.2.1	Data Sources

The borehole database, as at June 2006, was sourced and supplied by Anglo Platinum; details of the Merensky and UG2 outcrops, faults, dykes, potholes and other geological features were also provided. The pothole features and geo-zones were re-visited and, where necessary, re-interpreted in accordance with the additional data logs. Figure 1.1 shows the Ga-Phasha borehole distribution: the black circles denote the validated dataset used in the evaluation; the magenta and outer orange lines represent the UG2 and Merensky Reef outcrop positions respectively; the green polygon represents reef remnants within the interpreted limits of a “mega slump” feature. One hundred percent of the potential resources within the blue outline were excluded from the evaluation. Resources between the blue and green polygons were interpreted as a “pothole edge” type facies and as such been evaluated independently. The inner orange line demarcates the boundary between fresh and oxidized Merensky Reef.

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Figure 1.1 - Ga-Phasha Validated Borehole Distribution

In total, 116 boreholes, with 263 reef intersections, were added to the Ga-Phasha database for the 2006 resource update. Table 1.1 presents the borehole summary statistics of the validated dataset for the “pothole edge” and “normal” reef types. The FIELD column represents the nine different attributes being estimated.

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Table 1.1

Borehole Summary Statistics – Merensky Reef

	NORMAL		POTHOLE EDGE
FIELD	NSAMPLES	MEAN	NSAMPLES	MEAN	DIFF	% DIFF
PGE	187	5.20	37	6.02	-0.82	-16%
PT	187	3.18	37	3.85	-0.67	-21%
PD	187	1.53	37	1.52	0.01	0.7%
RH	187	0.15	37	0.27	-0.12	80%
AU	187	0.32	37	0.38	-0.06	-19%
CU	156	0.09	36	0.11	-0.02	-22%
NI	156	0.23	36	0.26	-0.03	-13%
SG	116	3.41	25	3.43	-0.02	-0.5%
TRUETHK	219	0.91	43	0.48	0.43	47%

The statistics summarized on Table 1.1 show a marked difference in the reef widths and rhodium values between the “normal” and “pothole edge” reefs. It must be noted, however, that the “pothole edge” consists of a relatively small dataset. This relationship should be investigated as a potential tool to identify “pothole edge” type reef zones.

1.2.2	Estimation and Classification

The mineral resources were categorized according to the March 2000 South African Code for Reporting Mineral Resources and Mineral Reserves Guidelines (the “SAMREC Code”), by Anglo Platinum’s in-house Qualified Person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIMM Standards”), which are recognized by the Canadian regulatory authorities and National Instrument (“NI”) 43-101. A reconciliation of resources defined by the SAMREC Code and the CIMM Standards does not provide a materially different result.

The Merensky Reef resource classification is shown in Figure 1.2. The red, green and blue cells represent the Measured, Indicated and Inferred resource categories, respectively. Black dots represent the full borehole dataset used. Note that not all the deflections have been analysed (for example, those taken for metallurgical testing) and that base metal and density analysis were not always performed on all of the old series boreholes, ie boreholes drilled prior to 2000 where a 4E gravimetric lead collection analytical method was employed.

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Figure 1.2 – Merensky Reef Resource Categories

1.2.3	Geological Losses

Geological losses are related to the presence of potholes (disruptions in the horizons related to local changes in strike, dip and other depositional features), faults, dykes and replacement features. A 27 percent geological loss factor has been applied for these features. In addition, A “slump” feature is present in the Merensky horizon. The “Slump” loss is reasonably well constrained (except towards the southwest) and this has been excluded as “known” losses. This area has been demarcated for additional drilling.

1.2.4	Geological Horizons

Figure 1.3 shows the weathering/oxidation extents (“regolith”) and remnant resource perimeters for the Klipfontein and Paschaskraal farms. The regolith is indicated by the orange perimeters that represent the weathered or oxidized zone (estimated to be approximately 40 metres deep).

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Figure 1.3 - Ga-Phasha Resource Perimeters

1.2.5	Results of Merensky Reef Estimate

Table 1.2a summarizes the results of the Merensky Reef resource estimates on the Paschaskraal and Klipfontein farms. Table 1.2b summarizes the results of the Merensky Reef resource estimates on the Avoca and De Kamp farms.

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Table 1.2a

Merensky Reef Mineral Resources1,4 , Paschaskraal and Klipfontein Farms

0.9 metre minimum resource cut

Horizon	Category	Width (metres)	Tonnes (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE Ounces[5] (millions)
REGOLITH	Measured	1.44	0.83	4.05	2.44	1.25	0.14	0.23	0.11
	Indicated	1.52	4.15	4.16	2.52	1.23	0.13	0.28	0.55
	Measured + Indicated	1.51	4.98	4.14	2.51	1.23	0.13	0.27	0.66
REMNANT	Measured	1.48	7.54	4.35	2.63	1.33	0.15	0.24	1.05
	Indicated	1.38	44.05	4.70	2.94	1.30	0.17	0.28	6.65
	Measured + Indicated	1.40	51.59	4.65	2.89	1.30	0.17	0.27	7.71
	Inferred	1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14
Total Measured + Indicated		1.43	56.57	4.61	2.86	1.29	0.17	0.27	8.37
Total Inferred		1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold.
[3]	Grades from individual elements are estimated from prill assays to tally 4PGE.
[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% currently is attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%.

Table 1.2b

Merensky Reef Mineral Resources1,4, Avoca & De Kamp Farms

0.9 metre minimum resource cut

Category	Width (metres)	Tonnes (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE Ounces[5] (millions)
Total Inferred	1.30	122.50	4.48	2.71	1.33	0.16	0.28	17.64

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold
[3]

Grades from individual elements are estimated from prill assays to tally 4PGE. Grades, widths and specific gravity values are derived from the up dip resources for Paschaskraal (for DeKamp) and Klipfontein (for Avoca). Geological losses applied are 32%.

[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% currently is attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%.

1.2.6	Grade cut-off

Minefill completed an analysis of the estimate using a grade cut-off and a 0.90 metre width. Based on their analysis, the resources in Tables 1.2a and b are equivalent to a 2.6 g/t 4PGE cut-off, using metal prices of US$778/oz for platinum, US$288/oz for palladium,

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US$1374/oz for rhodium and US$400/oz for gold and an ZAR:US$ exchange rate of 8.16.

1.3 UG2 Resource Estimate

The UG2 resource estimates are based on work done by Anglo Platinum. The estimate includes drilling to May 2006, updating the resource model and estimation of the 4PGE grade, UG2 Reef thickness, individual element (platinum, palladium, rhodium and gold) prill, base metal content (copper and nickel) and density distribution in the UG2 Reef deposit on the Paschaskraal and Klipfontein farms of the Ga-Phasha Property. This information was also documented in a Technical Report by Stone, Godden and Chunnett dated June 27, 2007. This report also includes information on an updated estimate of Inferred resources on the Avoca and DeKamp propertiesby Anglo Platinum. All results for the UG2 are summarized in Table 1.3.

Table 1.3

UG2 Reef Mineral Resources1,4, all farms

0.9 metre resource cut

Horizon	Category	Width (m)	Tonnes (millions)	4PGE[2] g/t	Pt3 g/t	Pd3 g/t	Rh3 g/t	Au3 g/t	Contained 4PGE[5]ounces (millions)
Paschaskraal & Klipfontein Farms
REGOLITH	Measured	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	Indicated	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
	Inferred	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING FOOTPRINT	Measured	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
	Indicated	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
REMNANT	Measured	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
	Indicated	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
	Inferred	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02
Total Measured + Indicated		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30
Total Inferred		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25
Avoca & De Kamp Farms[6]
Total Inferred		0.96	118.11	6.49	2.73	3.11	0.54	0.12	24.63

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold
[3]	Grades from individual elements are estimated from prill assays to tally 4PGE.
[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% currently is attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%.
[6]

Grades, widths and specific gravity values are derived from the up dip resources for Paschaskraal (for DeKamp) and Klipfontein (for Avoca). Geological losses applied for Avoca is 24% and for DeKamp is 27%.

1.3.1	Grade cut-off

Minefill completed an analysis of the estimate using a grade cut-off and a 0.90 metre width. Based on their analysis, the resources in Table 1.3 are equivalent to a 1.76 g/t

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4PGE cut-off, using metal prices of US$778/oz for platinum, US$288/oz for paladium, US$1374/oz for rhodium and US$400/oz for gold and an ZAR:US$ exchange rate of 8.16.

1.4	Conclusions and Recommendations

A previous estimate of the Ga-Phasha mineral resources was announced by Anooraq in 2004 for both the UG2 Reef and Merensky Reef deposits on all four farms that comprise the Project area. In June 2007, a Technical Report documented the UG2 resource results, this report updates the resources for the Merensky Reef deposit on the Paschaskraal and Klipfontein farms, which comprise all the shallower resources on the Project area. The current estimate indicates increases to the Merensky Reef mineral resources on the Paschaskraal and Klipfontein farms in the Indicated and Inferred resource categories. The Avoca and De Kamp farms lie down dip and remain to be fully evaluated, representing significant potential additional resource. The Inferred resources for the UG2 and Merensky Reef deposits on the the Avoca and DeKamp farms provide an estimate of that potential.

The UG2 and Merensky geological resource models were generated using the latest borehole, assay and structural information available. The models consist of geotechnical, reef and footwall information to enable any number of resource cut scenarios (variable stope widths) to be assessed. The resource classifications are based on sound geostatistical principles. Additional exploration drilling on the close spaced and regional drilling grids is expected to enhance the resource models.

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2	INTRODUCTION AND TERMS OF REFERENCE

The Ga-Phasha Platinum Group Metals Project (“Ga-Phasha Project”, previously named Paschaskraal Platinum mine project), is situated in the northern sector of the eastern limb of the Bushveld Complex (the “eastern Bushveld limb”), in the Limpopo Province of Republic of South Africa. The Ga-Phasha Project area totals some 9,700 hectares that have been explored and evaluated by several companies since 1967. The work confirmed the presence of both the Merensky Reef and the UG2 Reef, which are the two main platinum-bearing horizons of the Bushveld Complex, on the Ga-Phasha property.

In a reverse takeover deal completed in 2004, Anooraq Resources Corporation (“Anooraq”) and Pelawan Investments (Proprietary) Limited (“Pelawan”) agreed to merge their respective platinum group metal (“PGM”) assets, comprising Anooraq’s northern limb PGM projects and Pelawan’s 50 percent participation interest in Ga-Phasha Project. Anooraq is now a Black Economic Empowerment (“BEE”) company, which holds and advances its projects in South Africa through its wholly owned subsidiary Plateau Resources (Pty) Limited (“Plateau”). In August 2004, Anglo Platinum signed a 50:50 joint venture agreement with Plateau to develop the Ga-Phasha Project. Since that time Anglo Platinum has contined to drill the Ga-Phasha property, in conjunction with work on its adjacent Twickenham-Hackney property.

The objective of this report is to update work done on the Ga-Phasha Project by documenting drilling and recent mineral resource estimates on the Merensky and UG2 deposits. It also documents the resources announced in an Anooraq news release dated September 04, 2007. The transaction described in that news release, when completed, will result in Anooraq acquiring an additional one percent interest in the Ga-Phasha Project.

David Stone, P.Eng., of MineFill Services, Inc., is the independent Qualified Person responsible for compiling this report. Mr Stone visited the property on numerous occasions, most recently in February 2006. Mr Stone is responsible for the technical aspects of the report, other than the sampling, resource estimate,conclusions and recommendations associated with the resource estimate.

Gordon Chunnett, Pr.Sci.Nat., of Anglo Platinum Limited, is the Qualified Person for the sampling, resource estimates as described in Section 17 of this report, which estimates were prepared under his supervision, and conclusions and recommendations. Mr Chunnett has been involved with supervising and reviewing the mineral resource estimates of the Ga-Phasha project since 1981 and more recently since 2001 to present, and has visited the property a number of times over that period, the last time in late 2006.

The resource estimates have been developed with reference to Anglo Platinum’s database and a digital Datamine three-dimensional (“3D”) modeling exercise. The technical information and data used in this report was based largely on work completed by:

•

Anglo Platinum’s exploration staff, as reported by Gernot Langwieder, Manager Geology, in a progress report entitled “Project Geological Report. Paschaskraal – Klipfontein Project Draft Version 4” (Langwieder, G., 2004 Feb);

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•	Desmond Submarani of Carrical Creek International Consulting in a report of September 11 2007 (which work specifically related to the Merensky Reef); and

•

Desmond Submarani of Carrical Creek International Consulting in a report of November 2006 and reported in a NI 43-101 compliant Technical Report by Stone, Godden and Chunnett, dated June 2007 (which work and Technical Report specifically related to the UG2 Reef).

The following data sources were also considered within the scope of the mineral resource estimates presented in this report:

•	site-specific information available for the Ga-Phasha Project area;

•	information obtained from surrounding mining and exploration projects, such as Anglo Platinum’s Twickenham, Modikwa and Lebowa Platinum mines and Impala Platinum’s Marula Platinum mine;

•	geological information and interpretation completed by Anglo Platinum;

•	borehole analytical and survey data compiled by Anglo Platinum; and

•	the summary report and appendices of a conceptual life-of-mine study by Hatch Engineering, dated October 2005.

3	RELIANCE ON OTHER EXPERTS

In preparing this report the authors relied on:

•	Ga-Phasha land title information provided by Anooraq and Anglo Platinum;

•	Summary of Joint Venture Agreement between Pelawan and Anglo Platinum, provided by Anooraq’s legal cousel for the Pelawan-Anooraq reverse takeover transaction.

•	Summary of a transaction whereby Anooraq can acquire 51 percent of Lebowa Holdco and thereby 51 percent of the Ga-Phasha Project.

4	PROPERTY DESCRIPTION AND LOCATION

4.1	General

Figure 4.1 is a regional geology plan of the Bushveld Complex of South Africa. Ga-Phasha Project is located in the northern sector of the eastern Bushveld limb, about 45 kilometres north-northwest of the Limpopo Province town of Steelpoort. The project area consists of four farms called Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS. The farms cover an area of about 9,700 hectares; they are located between Anglo Platinum’s Lebowa Platinum mines to the north and Twickenham Platinum mine to the south (see Figure 4.2).

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Figure 4.1 A Regional Geology Plan of the Bushveld Complex

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Figure 4.2 The Location of the Ga-Phasha Project

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4.2 Ownership

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited (“Micawber”), a private South African corporation owned 50 percent by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines (“RPM”) and 50 percent by Anooraq through its wholly owned South African subsidiary Plateau Resources (Pty) Ltd (“Plateau”). The 50:50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

Figure 4.3 Mineral Rights Holdings, Ga-Phasha Project Area

Mineral rights for the Platinum Group Metals (“PGM”) within the UG2 and Merensky Reefs on the farms Klipfontein 465KS and a portion of Paschaskraal 466KS are held by Micawber. In addition, Micawber has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by the state as tabulated below. There are nominal annual fees to maintain the farms. Micawber holds old order mining rights to all four properties. In terms of the MPRDA, these old order mining rights are valid until 30 April 2009, after which they will expire and revert to the South African State if not converted into applicable new order mining rights. Micawber intends to apply for new order mining rights before expiry.

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Table 4.2 Mineral Rights’ Details

PROPERTY	PORTION	OWNER	TITLE
Klipfontein 465KS	Farm	Micawber	K1626/2000RM
Paschaskraal 466KS	Portion 1	Micawber	T15169/59
Paschaskraal 466KS	RE	State, leased by Micawber	K503/70RM
De Kamp 507KS	Farm	Micawber	T4486/1989
Avoca 472KS	Farm	Micawber	T44482/1989

4.3	Surface Rights

Surface rights on Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS are held by the state in trust for local tribal authorities, as shown in Table 4.3.

Table 4.3 Surface Rights’ Details

PROPERTY	PORTION	EXTENT (ha)	SURFACE OWNER	TITLE
Klipfontein 465KS	Farm	2841.8803	State	T44863/1989
Paschaskraal 466KS	Portion 1	2156.8861	State	T15169/1959
Paschaskraal 466KS	RE	745.6399	State	T13098/1964
De Kamp 507KS	Farm	1830.6887	State	T44486/1986
Avoca 472KS	Farm	1093.3571	State	T44482/1989

4.4	Anooraq-Pelawan Agreement

In January 2004, Anooraq entered into an agreement with Pelawan, a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Anooraq’s Northern Limb PGM projects and Pelawan’s 50 percent participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between Anooraq and Pelawan, Anooraq (through it wholly owned South African subsidiary Plateau Resources (Pty) Ltd.) acquired Pelawan’s 50 percent shareholding in Micawber 277 (Proprietary) Limited (“Micawber”) and the rights to its 50 percent participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Anooraq (the “Consideration Shares”) and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

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4.5	Ga-Phasha Joint Venture

4.5.1	Objectives

The objectives of the joint venture participants are, initially, to further define the preparatory mining operations and to produce a bankable feasibility study for the financing and development of the mine. The participants will either jointly or separately raise the financing required to establish mining operations and subsequently proceed with construction of the mine. The participants will develop a mining work program that will seek to optimise infrastructure utilization across both the Ga-Phasha Project area and the adjacent Twickenham Platinum mine. The joint venture will have the right to acquire an interest in Twickenham Platinum’s infrastructure for a market-related consideration. The joint venture may include the processing and partial beneficiation of PGMs. The joint venture will operate and maintain a Ga-Phasha mine for the duration of the life-of-mine (i.e. until its closure), if and when appropriate.

4.5.2	Management

The affairs of the joint venture shall be administered and governed by a Management Committee. The Management Committee shall be comprised of eight representatives; four appointed by RPM and four appointed by Plateau. The Chairman of the Management Committee shall be appointed by Anglo Platinum for the first year and thereafter the Chairmanship shall be rotated annually. The Chairman shall not have a casting vote. The Management Committee shall ensure the proper and efficient operation of the joint venture. Day-to-day management and conduct of the joint venture shall be carried out by the Mine Manager whom shall be subject to the control and direction of the Management Committee. All decisions of the Management Committee shall bind the participants, except for the following matters:

•	diversification investment;

•	change of the business of the joint venture;

•	closure and/or mothballing of the mine;

•	level of profit-sharing to be declared in respect of each financial year of the joint venture;

•	approval of the annual strategic plan and annual budget of the joint venture;

•	approval of the annual financial statements of the joint venture; and

•	disposal of assets.

4.5.3	Relationship to Micawber

Micawber is the current legal holder of the old order mineral rights in respect of the Ga-Phasha Project area. New order mining rights, in accordance with the Minerals Development Act, have been applied for. Once the new order mineral rights have been issued, Micawber will apply to the Department of Minerals and Energy (DME) for consent to lease such mining rights to Anglo Platinum and Plateau (as the joint venture participants) to conduct mining operations.

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4.5.4	Community Issues

Anglo Platinum and Plateau have established a Joint Co-ordinating Committee. The main purpose and objective of the committee is to define a joint communication, policy information and co-ordination forum to promote community interests, having regard to all communities situated within the surrounding area. Anglo Platinum and Plateau recognise and acknowledge that harmonious community relations will have an impact on, and be of benefit to, both Anglo Platinum and Plateau in respect of both of their business endeavours within the surrounding area.

4.5.5	Production Decision

The participants shall convene a meeting within one month of completion of the bankable feasibility study, at which meeting the participants shall resolve finally whether or not to continue with mining in and on the joint venture area. In the event that:

•

a participant votes not to proceed with mining but the bankable feasibility study’s financial model supports the decision to mine and demonstrates that the agreed project hurdle rate has been reached, the other participant shall be entitled to start mining and dilution shall apply; and

•

both participants vote not to proceed with mining, the participants shall reconvene within a period of 90 days to reconsider the decision to mine (such a meeting shall be reconvened meeting within 90 day intervals, until such stage as one or both of the participants decide to commence mining).

4.5.6	Off-Take

As part of the bankable feasibility study the participants will determine whether the joint venture will produce only ore or both ore and concentrate. Should the participants decide to produce concentrate, Plateau will have a period of 12 months to raise the funding required to participate in the establishment of a concentrator or to acquire an interest in the concentrator complex to be erected at Anglo Platinum’s Twickenham Platinum mine. If Plateau is unable to raise required funding the joint venture will produce only ore and the participants will take delivery of their share of the ore before it is concentrated.

Anglo Platinum shall have the right to purchase Plateau’s share of the production, being either ore or concentrate, on market–related, arm’s length terms no less favourable than the best terms that Plateau has been able to obtain in the market. The off-take arrangement will have an initial term of ten years and Plateau will have the option to renew the off-take arrangement for five year periods thereafter.

4.6	Anooraq Anglo Platinum Transaction Framework Agreement

Pursuant to the Transaction Framework Agreement (“TFA”) announced on September 4, 2007, Anglo Platinum will sell to Anooraq an effective 51 percent of Lebowa Platinum Mines Limited (“Lebowa”) and an effective one percent controlling interest in the Ga-Phasha Project for a total cash consideration of South African Rand 3.6 billion (approximately C$530 million). The parties have also reached agreement, in principle, for the sale of an additional effective one percent controlling interest in both the Boikgantsho

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PGM Project (“Boikgantsho”) and the Kwanda PGM Projects (“Kwanda”) to Anooraq. This means that Anooraq will own and control Lebowa Platinum Mines as well as the Ga-Phasha, Boikgantsho and Kwanda exploration and development PGM projects through its 51 percent control interest, with 49 percent held by Anglo Platinum. These interests will be held through a new holding company called Lebowa Holdco.

The transaction is subject to a number of conditions and is expected to close during the first half of 2008. Certain of these conditions include:

•	completion of confirmatory due diligence;

•	completion of definitive transaction agreements;

•	regulatory approvals;

•	Stock Exchange approvals;

•	financing; and

•	shareholder approvals, as required.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Access to the site is by means of a gravel road extending between Atok Section of Anglo Platinum’s Lebowa Platinum mines and Modikwa Platinum (previously known as Maandagshoek Platinum). Although there is no direct access to the main paved road between Polokwane (previously known as Pietersburg) and Burgersfort, there is railroad connection at Burgersfort (50 kilometres), Steelpoort (45 kilometres) and Polokwane (80 kilometres).

The general topography of the area is defined by a relatively flat valley, flanked by pronounced northwest- to southeast-trending mountain ranges located on the northeastern and southwestern sections of the property. Extensive settlements exist at the foot of both these mountain ranges. The area between the villages, where the land is flatter, has been divided into small farming units and/or plots for cultivating crops.

5.2	Climate

The climatic conditions in Ga-Phasha Project area are typical of Limpopo Province: summer day temperatures are warm to hot, averaging 26o to 30o Celsius; and the winter months (May to September) are moderate to cool.

The area is considered semi-arid, with annual rainfall of 529 millimetres, which is below the South African average. The rainy season extends over the summer months (October to January). The highest local, recorded rainfall is 151.5 millimetres, which fell over a 24 hour period on February 8, 1985.

Wind conditions are relatively calm. The prevailing wind directions are east-southeast and north-northwest. The average wind speed is 2.5 metres per second.

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5.3	Local Resources

Local resources are limited at the Ga-Phasha Project site, insofar as local labour is available but unskilled. The unemployment rate is high; most workers are employed by local government, in public service, in retail, as seasonal farm labour and as temporary labour for construction projects.

Anglo Platinum’s adjacent Twickenham Platinum mine includes a mine-training centre, aimed at teaching mining skills to the local people. It is anticipated that Ga-Phasha Project will benefit from Anglo Platinum’s training centre.

5.4	Infrastructure

With the development of Twickenham Platinum mine, infrastructure at the Ga-Phasha Project site has improved considerably: development work includes powerlines, telecommunications, water and sewer projects, establishment of paved roads and a mill complex. However, within the immediate Ga-Phasha Project area the infrastructure remains basic with only gravel roads, limited power and shared community water supply and telecommunication resources. It is anticipated that the existing infrastructure will be extended and improved, as and when required. Allowance has been made within the scope of current project studies for mine and service roads; Anglo Platinum’s Twickenham Platinum feasibility study cost estimate was adopted as the design model.

5.5	Environment

The location of shafts, declines, concentrators, tailings dams and sections of the railway line route will require assessment to evaluate potential social and ecological impacts and risks. It is understood that some impacts will be unavoidable and require the design and implementation of mitigation measures. Management of environmental impacts includes controlling erosion, preventing damage to local water regimes and avoiding the destruction of potentially rare/important plant species. It is anticipated that these and related issues will be covered within the scope of the planned feasibility study.

6	HISTORY

Platinum was first discovered in 1924, by J.F. Lombaard and Hans Merensky in the eastern Bushveld limb, from where it was traced to the now famous dunite pipes at Maandagshoek. Shortly afterwards, a platiniferous horizon, subsequently named the Merensky Reef, was discovered on the farm Maandagshoek 254KT, some 20 kilometres southeast of Paschaskraal 466KS. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration program on the platinferous dunite pipes, as well as the Merensky Reef in the Dwars and Olifants River areas. Some 700,000 tonnes of platinum-bearing ore were extracted during the subsequent (early) mining phase.

During 1969, Atok Platinum Mine (Pty) Ltd was developed and commissioned by Anglo Transvaal Consolidated Mines Limited (“Anglovaal”). Anglovaal drilled 15 shallow holes onto the Merensky Reef on the farm Klipfontein on the 1960s and excavated 30 trenches along the UG2 horizon. Anglo Platinum’s subsidiary, Rustenburg Platinum Mines Limited

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(“RPM”) acquired this data with the Atok mine property. From 1981-1998, RPM drilled nine holes into the UG2 Reef on Klipfontein in 1981; seven additional holes – three into the Merensky Reef and four into UG2 in 1997; and ten additional holes into the Merensky Reef in 1998.

Anglovaal drilled drilled 31 holes during the 1960’s to intersect the Merensky Reef on the Paschaskraal 466KS farm.

Although subsequent commercial mining activities were limited to Atok mine, RPM managed to secure the mineral rights over a large number of farms across the eastern Bushveld limb. Various exploration and metallurgical test programs were completed; exploration focused mainly on determining the local extent and general characteristics of platinum reef mineralization. The Ga-Phasha Project area was, as a result, further explored:

•	in 1981 Johannesburg Consolidated Investments Limited (“JCI”), drilled six holes to intersect the UG2 Reef;

•	eight holes, each with one deflection, were drilled in 1988, of these eight holes five intersected the Merensky Reef and three intersected the UG2 Reef; and

•	during 1999 five additional holes were drilled, each of which intersected the UG2 Reef at shallow depths.

In 1999/2000, renewed interest in the eastern Bushveld was sparked by the increased demand for PGM and by Anglo Platinum’s strategy to increase platinum output to 3.5 million refined ounces by 2006. To meet this additional demand, a number of new mining projects were planned. The various projects are now at different stages of development (see Section 17 - Adjacent Properties). In the case of the Ga-Phasha Project area (then called Paschaskraal Project), Anglo Platinum in 2000 drilled an additional seven holes to intersect the UG2 Reef (a total of 6,000 metres) and five deflections from each of these holes to provide, in each case, two deflections on the Merensky Reef horizon and three deflections on the UG2 Reef horizon.

In 2002, Anglo Platinum completed an economic study on the UG2 deposit (equivalent to a preliminary assessment because inferred resources were also used). The economic study was based on mineral resources in the UG2 Reef, including measured resources of 7.6 million tonnes grading 5.99 grams per tonne 4PGE, indicated resources of 33.1 million tonnes grading 5.8 grams per tonne 4PGE and inferred resources of 178.1 million tonnes grading 5.93 grams per tonne 4PGE (Fourie, 2002), estimated according to the SAMREC Code. The estimate integrated a 40 percent factor for geological losses for resources on the Paschaskraal (number) and Klipfontein (number) farms and 25 percent geological losses for resources on Avoca (number) and DeKamp (number) farms, a minimum mining width of 0.9 metres and a combination of grade and width for cut-off.

The study envisioned an underground mine similar to that which was, at the time, being developed at Twickenham Platinum (down-dip, semi-mechanized reef mining with access by twin shaft declines). Each decline shaft comprises three barrels: a decline ramp for equipment; a conveyor decline; and a chairlift decline for moving men. Ore was to be treated at the neighbouring Twickenham concentrator.

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Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, the key findings of the study were: (note: all the various text and bullet point indents should be removed)

•

average all-in operating costs of 210 South African Rand (note: in the text this varies between ZAR and South African Rand – I suggest we should stick with South African Rand in each case, not least ZAR refers back to the “old” Afrikaans terminology) per tonne milled;

•	total capital costs of 2.5 billion South African Rand;

•	an Internal Rate of Return (“IRR”) of 17 percent and a Net Present Value (“NPV”, 12 percent discount) of 860 million South African Rand;

•	a ramp-up period of 50 months was projected for mine and infrastructure development; and

•	the project contained sufficient reserves at an economically mineable grade to warrant a decision to proceed to production.

A breakdown of the operating cost estimate is summarised on Table 6.1; a breakdown of the capital cost estimate is summarised on Table 6.2; and the unit revenue contributions estimated by Anglo Platinum are shown in Table 6.3. The estimates include some cost sharing with Twickenham Platinum on shared and common services. The capital estimate is to an accuracy of ± 25 percent.

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Table 6.1 Operating Cost Summary

Area	Rand/tonne milled
Mining	144.23
Processing	31.14
Indirect costs	30.88

Total	206.26

Table 6.2 Capital Cost Summary

Area	Capital Rand millions
Mining	1,018.40
Surface Infrastructure	390.57
Process Plant	580.00
Other Owner Costs	484.00

Total	2,472.97

Table 6.3 Unit Revenue Contributions

Metal	Rand/tonne milled	Rand/ounce Pt	US $/oz Pt	% Contribution
Pt	241	3669	325	47.5
Pd	199	3020	267	39.1
Rh	46	705	62	9.1
Au	6	87	8	1.1
Ir	0	0	0	0.0
Ni	13	190	17	2.5
Cu	3	51	5	0.7

Total	508	7723	684	100.0

Based on the findings outlined, Anglo Platinum concluded that Paschaskraal Project was an attractive investment and subsequently encouraged BEE group participation.

In early 2004, Anooraq commissioned a resource estimate related to the proposed transaction with Pelawan. The estimate was completed by Eugene Siepker, Pr.Sci.Nat,. of Global Geo Services Limited. The estimate was for the entire Ga-Phasha Property, utilizing drillhole information made available by Anglo Platinum from 299 holes drilled between 1966 and 2002.

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Table 6.4 Ga-Phasha Project - Mineral Resources - Feb 2004

Reef, Category and Cut-off	Tonnes (millions)	4PGE (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Contained 4PGE Ounces (millions)
Paschaskraal and Klipfontein farms
UG2 Reef @ 4 g/t cut-off
Measured	10.2	6.56	2.89	3.08	0.17	0.41	2.150
Indicated	55.5	7.05	3.10	3.31	0.18	0.44	12.579
Measured + indicated	65.7	6.97	3.07	3.28	0.18	0.44	14.729
Inferred	33.9	7.20	3.17	3.38	0.19	0.45	7.839
Merensky Reef @ 2 g/t cut-off
Measured	10.3	4.44	1.95	2.09	0.12	0.28	1.484
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4.621
Measured + indicated	43.3	4.39	1.93	2.06	0.11	0.28	6.105
Inferred	39.8	4.28	1.88	2.01	0.11	0.27	5.478
Avoca and De Kamp farms
Merensky Reef @ 2 g/t cut-off
Inferred	97.6	4.34					13.620
UG2 Reef @ 4 g/t cut-off
Inferred	77.6	7.05					17.590

For the farms Paschaskraal and Klipfontein for the Merensky Reef, the resource estimation excludes the first 40 metres below surface, which is considered as an oxidized zone. The Specific Gravity for the Merensky Reef is 3.1 and the UG2 Reef is 4.25. A 40 percent geological loss factor was applied, which includes ten percent for faulting, 15 percent for potholes, ten percent for intrusions and five percent for iron replacement bodies. Even though dykes swarms effect the area more than on the adjoining properties, the resources are regarded as conservative as the industry average is around 20 to 30 percent. The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down-dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and DeKamp.

In September 2007, a transaction was announced whereby Anooraq could acquire an addition one percent interest in the Ga-Phasha Project. Resources were for all farms constituting the Ga-Phasha property as reported by Anglo Platinum in December 2006, qualifed person Gordon Chunnett, Pr.Sci.Nat.

Table 6.5 Ga-Phasha Mineral Resources - Dec 2006

	Merensky Reef		UG2 Reef
Category	Tonnes (millions)	4PGE (g/t)	Tonnes (millions)	4PGE (g/t)
Measured	13.4	4.61	24.8	6.50
Indicated	27.6	5.33	57.4	6.55
Measured + Indicated	41.0	5.09	82.2	6.53
Inferred	122.4	5.41	185.8	6.47

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7	GEOLOGICAL SETTING

The Bushveld Complex is a layered igneous intrusive that contains globally significant accumulations of chrome and PGEs. It was intruded into the Transvaal sequence about two billion years ago; its main outcrops describe an approximate, 350 kilometres by 150 kilometres, east-west orientated ellipse. Protrusions extend from the ellipse, but these are generally covered by younger rocks.

The total estimated extent of the Bushveld Complex is 66,000 square kilometres (Viljoen, M.J. and Schürmann, L.W., 1998). For the most part it comprises a layered sequence of ultrabasic to basic igneous rocks, the main body of which is known as the Rustenburg Layered Suite, or RLS. The RLS is about 7,000 metres thick along the western Bushveld limb and about 9,000 metres thick along the eastern Bushveld limb.

The total Bushveld sequence is divided into five stratigraphic zones, by far the most economically important of which is the Critical Zone:

•	the base of the Critical Zone is marked by the first in a series of chromitite layers;

•

the basal chromitite is followed by a strongly layered sequence of repeated cyclic units, each comprising a basal chromitite overlain by a pyroxenite then a graded series of melanorites, norites, leuconorites and anorthosites; and

•	contained within the layered sequence outlined are various chromitite layers and the platinum horizons of interest.

The chromitite layers are sometimes termed chromite layers; where they are exploited for their chrome content they tend to be called chrome seams, at least within the South African mining industry. Up to 25 individual chrome seams have been recorded and each contains some PGEs. However, only three mineralised horizons contain economically viable PGE grades, which horizons are called the Merensky, UG2 and Plat Reefs. The Platreef is developed only in the northern Bushveld limb, near Polokwane, where it extends over a strike length of some 100 kilometres. The Merensky and UG2 Reefs are remarkably persistent horizons that can be traced for about 140 kilometres over both the western and eastern Bushveld limbs. The Merensky Reef is named for Hans Merensky who, with A.F. Lombard, made the first platinum reef discovery. The UG2 Reef is named for its stratigraphic position within the sequence of chromitite layers: it forms the second chromitite of the Upper (Chromitite) Group (see Figure 7.1).

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Figure 7.1 Generalised Stratigraphy, Critical Zone Chromitites

(after Schürmann, Grabe and Steenkamp, 1998)

Exploration has proved that both the Merensky and UG2 Reefs are developed across the Ga-Phasha Project area; they are separated by about 390 metres of norites, anorthosites and minor pyroxenites. The Merensky Reef subcrops beneath a relatively thick layer of black turf overburden on the flatter central portion of the property; it is usually exposed in deeply eroded gullies. The undulating outcrop of the UG2 Reef can be traced in the range of hills along the northeastern boundary of the Ga-Phasha Project area. The strike length of both reefs in the Ga-Phasha Project area is about 10 kilometres.

The various mineralised horizons outlined are broadly concordant with the lithological layering that dips towards the centre of the Complex at about nine to 15 degrees over

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much of the western and eastern Bushveld limbs. The exceptions include areas of local geological disturbance, where dips can be as high as 30 degrees, and in the extreme northern sector of the eastern Bushveld limb where dips of between 45 and 65 degrees exist. To the north of the Ga-Phasha Project area, the layering strikes north-northwest/south-southeast and dips to the west at about 30 degrees. To the south of the Ga-Phasha Project area it dips at about ten degrees.

Figure 7.2 shows the plan position of the Klipfontein (number) and Paschaskraal (number) sections shown in Figures 7.3 and 7.4. These sections show the relationship between the topography, top of Merensky and UG2 Reef surfaces and include the boreholes within 50 metres of the section line.

Figure 7.2: Plan showing section line locations.

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Figure 7.3: West-East section across Klipfontein farm, showing the Merensky Reef (MR)

and the “Mega Slump” feature

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Figure 7.4: West-east section across Paschaskraal farm, showing the Merensky (MR) and UG2 Reefs

7.1	Stratigraphy

A generalised stratigraphic column has been constructed for the Ga-Phasha project area for the Bastard pyroxenite to the UG1 horizon, as illustrated in Figure 7.5 below. A short description of the generalised stratigraphy follows from the immediate footwall of the UG1 to the Bastard cyclic unit, which demarcates the top of the Critical Zone.

7.1.1	UG1 Chromitite

The UG1 usually consists of a series of chromitite layers up to 1.2 metres in thickness. In some cases, several layers or stringers of chromitite are “detached” from the bottom or top of the main layer. These appear to diverge into the footwall/hangingwall anorthosite, only to converge again and join the main layer. The lenses of anorthosite so formed are usually impregnated with numerous chromite grains.

Below the main layer there is always a zone of anorthosite, up to five metres in thickness, which contains elongated blebs and stringers of chromitite. These occur below the

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“detached” chromitite zone described above. Bifurcation of chromitite layers within the UG1 sequence is very common. The intimate association of chromitite and anorthosite is a characteristic of the UG1 chromitite unit throughout the Bushveld Complex. Layers of norite, leuconorite, anorthosite and pyroxenite approximately 80 to 90 metres thick, overlie the UG1 chromitite unit and is, in turn, overlain by the UG2 chromitite layer (or horizon).

Figure 7.5 Generalized Stratigraphic Column

BASTARD Pyroxenite
413m
403m
MERENSKY REEF
395m
30cm
133cm
50cm
- LEGEND -
NORITE
PYROXENE ANORTHOSITE
POIKILITIC ANORTHOSITE
PYROXENITE
POIKILITIC PYROXENITE
PEGMATOIDAL PYROXENITE
HARZBURGITE
CHROMITITE STRINGER
CHROMITITE
* ALL WIDTHS ARE TRUE WIDTHS
UG 3B
37m
UG 3A
26m
UG 3
Leader Chromitite Seams (up to 6)
0
UG 2 Chromitite Layer
FW 3 Marker
L 2
40cm
L 1
15cm
61cm
UG 2
FW 1
50cm
UG 1
100m
Paschaskraal Project Area
Stratigraphic Column

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7.1.2	UG2 Footwall Marker (FWM)

This marker usually occurs seven to 15 metres below the UG2 Reef. Within the poikilitic anorthosite of the Footwall 3 (FW3) below the UG2 Reef a low-angle thrust fault exists. Chromitite stringers often associated with the poikilitic anorthosite. Within a 10 to 30 centimetre wide zone, parallel to sub-parallel to the thrust fault, shearing, brecciation and mylonisation with intense alteration are commonly observed features.

7.1.3	UG2 Chromitite (UG2)

The thickness of the UG2 Reef assemblage varies between 0.55 to 0.65 metres. Occasionally thin pyroxenitic to leuconoritic lenses of limited lateral extent occur within the UG2 Reef.

The immediate footwall of the UG2 chromitite is usually a pegmatoidal feldspathic pyroxenite, which generally varies in thickness from a few centimetres to about 70 centimetres. The footwall pegmatoidal pyroxenite contains some base metal sulphides, but its precious metal content is generally low with erratic high values. The contact between this coarse pegmatoidal pyroxenite and the underlying poikilitic pyroxenite is usually irregular and gradational over a few centimetres. A thin boundary chromitite stringer can be seen in various localities.

The UG2 chromitite is overlain by medium grained feldspathic pyroxenite three to five metres in thickness which may contain up to six, thin (one to ten millimetres thick) chromitite stringers. The separation distances between these chromitite stringers and the UG2 Reef will have important implications with respect to geotechnical issues, once mining commences. A thin anorthosite layer (one to three centimetres thick) occurs above the chromitite stringers and is generally referred to as the Hangingwall Anorthositic Marker (HAM).

7.1.4	UG3 Chromitite (UG3)

The UG3 Chromitite Layer (more commonly known as the “Leaders”) is approximately 10 to 30 centimetres in thickness and occurs generally between 20 and 30 metres above the UG2 Reef. The UG3 footwall normally consists of a poikilitic anorthosite typically 50 to 60 centimetres in thickness, below which norites occur that grade into the hangingwall pyroxenites of the UG2 Reef.

The UG3A and UG3B are usually thin (ten to 15 centimetres) often poorly defined chromitite occurrences approximately 11 metres above the UG3 and are of more disseminated nature.

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7.1.5	Merensky Reef

The Merensky cyclic sequence consists of a dark pyroxenite at the base after which the overlying rocks become progressively lighter in density and colour. The basal pyroxenite is termed the Merensky pyroxenite and the mineralised portion of the pyroxenite that is called the Merensky Reef is invariably associated with two very thin chromitite stringers (usually five to 20 millimetres in thickness). The Merensky Reef is usually referred to as that portion contained between these chromitite stringers. This sandwiched pyroxenite to pegmatoidal pyroxenite varies in thickness between 50 and 200 centimetres. A 20 to 50 centimetre thick pegmatoidal pyroxenite usually occurs immediately below the lowermost chromitite stringer. Visible sulphides occur in variable amounts from above the uppermost chromitite stringer to below the pegmatoidal pyroxenite. The uppermost chromitite stringer is usually associated with the highest PGE grades. These chromitite stringers are not always present throughout the project area however usually at least one will be present. The stratigraphic position of the Merensky with respect to the footwall rocktypes has resulted in various facies types being proposed.

A 40 to 70 centimetre thick poikilitic plagioclase pyroxenite occurs above the upper chromitite stringer before grading into a norite. This norite contact is normally (by whom? Anglo?) referred to as the top of the Merensky pyroxenite.

This norite grades into a poikilitic pyroxene anorthosite followed by a second pyroxenite which forms the Bastard Pyroxenite. The Bastard Pyroxenite has sometimes been confused with the Merensky Reef. These generally contain sporadic low mineralisation.

A norite occurs above the Bastard Pyroxenite which grades into a poikilitic pyroxene anorthosite that is up to 60 metres in thickness. This is referred to as the Giant Poikilitic Anorthosite and is generally accepted as the demarcation of the top of the Critical Zone.

8	DEPOSIT TYPE

The Ga-Phasha deposits may be described as typical, tabular reef-type Bushveld deposits. The geological environment is broadly similar to other Bushveld areas - only the details of the thickness of individual hangingwall and footwall units and the on-reef structural geology differ from the other Bushveld areas. These differences were considered within the scope of the technical investigations that were based on site-specific data for the Ga-Phasha Project area.

9	MINERALIZATION

The PGM mineralisation is hosted within the UG2 and Merensky Reef packages.

The UG2 Reef occurs as a chromite cumulate, either as a pure chromite or a dense cumulate framework of chromite accompanied by fine crystalline interstitial plagioclase and/or orthopyroxene. Interstitial base metal sulphides also occur and are sometimes visible; they generally indicate a higher concentration of PGEs. Mineralisation occurs throughout the UG2 Reef chromitite with usually significantly higher values associated with the hangingwall and footwall contacts. Mineralisation may also occur within the

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pegmatoidal pyroxenite footwall and is mainly associated with disseminated chromite and chromitite stringers/lenses - occasionally grades of up to ten grams per tonne are encountered. Hangingwall samples do not contain significant PGE values although occasionally values in excess of five grams per tonne are found when associated with the chromitite stringers or disseminated chromitite.

The feldspathic pyroxenite rocks within the Merensky package host chromite, base and precious metal sulphide accumulations. PGE mineralisation occurs as discrete metals that are typically associated with and enclosed within the base metal sulphides and silicates. These comprise PGE sulphides, sulpharsenides, arsenides, bismuthides, tellurides, bismuthotellurides and alloys. The base metal sulphides occur as discrete particles, sharing interstitial space with plagioclase feldspar, within a silicate framework of orthopyroxene. There is a strong association of the PGMs with the chromitite stringers usually demarcating the upper and lower contacts of the Merensky Reef. Significantly higher PGE values are found at these chromitite contacts. Mineralisation above and below the chromitite contacts taper off (to trace values) although occasional higher values can be encountered.

10	EXPLORATION

10.1	Remote Sensing

10.1.1	Land Satellite Images

Landsat images have been completed (Figure 10.1) across Paschaskraal 466KS and Klipfontein 465KS. The data has been used, in combination with other tools, to develop the structural evaluation for the Ga-Phasha Project area.

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Figure 10.1 Landsat image of the Ga-Phasha Project area

(Paschaskraal 466KS and Klipfontein 465KS)

Notes:	Merensky outcrop in red, UG2 outcrop in bright green. Dark green and blue NNE-SSW trending dykes, purple and orange lines represent fractures/possible faults whereas dark pink lines are confirmed/known faults. The Paschaskraal shaft layout is highlighted in yellow (southern portion of Paschaskraal).

10.1.2 Aerial Photography

Colour and black & white aerial photographs exist and were used in combination with other tools for purposes of structural evaluation. Figure 10.2 shows a black & white aerial photograph of the Ga-Phasha Project area and includes the drilled and planned borehole coverage across the project area.

10.2	Geophysics

10.2.1 Magnetic Surveys – AeroMagnetics and Ground Magnetics

Anglo Platinum has completed an aeromagnetic survey over a large portion of the northern sector of the eastern Bushveld limb. The data was interpreted by GAP Geophysics in 2002; it was subsequently re-interpreted by A. Rompel and A. Friese (SRK Consulting) and by G. Langwieder (Anglo Platinum) within in the framework of structural evaluation. Figure 10.3 illustrates the primary trend of linear features such as dykes, which show up as purple, red and blue linear magnetic anomalies. Confirmation of the interpretation has been achieved through field work (ground truthing).

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Figure 10.2 Black & white aerial photograph of the Ga-Phasha Project area

(Paschaskraal 466KS and Klipfontein 465KS)

Notes:	The red dots represent Merensky Reef intersections, the green dots represent UG2 Reef intersections, red dots within green circles indicate that both reefs were intersected and the yellow stars represent planned borehole sites. The dark blue and dark green lines represent dykes (confirmed by AeroMag) and the light blue and orange lines represent fractures. The thick green line represents the UG2 outcrop/subcrop and the thick red line represents the Merensky Reef outcrop/subcrop. Finally, the dark pink dashed lines represent confirmed/known faults (note the offsets on the outcrop).

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Figure 10.3 Aeromagnetic survey results, Ga-Phasha Project area

(Paschaskraal 466KS and Klipfontein 465KS, Paschaskraal shaft layout in orange)

A ground magnetic survey and its interpretation were completed by Anglo Platinum (J. Krynauw) in May 2002, across the Paschaskraal shaft area. The survey included a report on dyke-UG2 hangingwall relationships on Klipfontein 465KS.

10.2.2 Seismic Surveys

No seismic work has been carried out on any of the four farms that comprise the Ga-Phasha Project area.

10.2.3 Geothermal Gradients

All boreholes in excess of 250 metres in depth were surveyed using a multishot, down-the-hole method that includes temperature measurements intervals of between four and nine metres. The 40° Celsius isotherm was modelled in Datamine.

10.2.4 Palaeomagnetics and Geochronology

Geological samples of several positively and negatively magnetized dolerite dykes, that cross the Ga-Phasha Project area, were taken by SRK Consulting (Andy Friese) from underground and from surface. The main aim was to obtain age relationships for the various intrusive and structural events and, by doing so, to improve the structural and general geological understanding of the regional setting of the northern sector of the eastern Bushveld limb.

10.2.5 Wireline Logging

Downhole wireline logging was carried out at the end of 2004 in one borehole at Paschaskraal 466KS (borehole PK216) and one borehole at Klipfontein 465KS (borehole

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KF101), by Quicklog Geophysics (Pty) Limited. The boreholes had end-of-hole depths of about 700 metres; they intersected the Merensky Reef at depths of between 150 to 300 metres and the UG2 Reef some 400 metres lower down in the stratigraphic sequence.

10.3 Mapping/Trenching/Adits

Anglo Platinum carried out an outcrop mapping exercise on the UG1 and UG2 Reefs along the southern portion of Paschaskraal 466KS (i.e. near the previously sited shaft area), as well as along the whole of the Klipfontein subcrops. Re-mapping of the lithological units between the UG3 and UG1 chromitite layers was undertaken in 2003. Additional focus was the mapping of structurally-related features such as dykes and pegmatite veins, as well as the measurements of joint systems on Paschaskraal 466KS and Klipfontein 465KS . A typical UG2 outcrop occurring on Klipfontein 465KS is presented as Figure 10.4.

Figure 10.4 A Typical UG2 chromitite layer outcrop on the farm Klipfontein

Individual dykes were also trenched, where possible, for dip, width, strike, ground conditions and geological loss estimation. A total of 24 dyke trenches were dug on Paschaskraal 466KS, of which 14 failed to reach bedrock. A ground-truthing exercise for most of the predicted/expected dykes on Paschaskraal 466KS was carried out in December 2003, the results of which confirmed the existence and properties of most of the dykes.

Three Merensky Reef adits and one UG2 Reef adit were previously developed along the outcrops/subcrops on Paschaskraal 466KS. The adits were made safe, mapped and sampled at five metre intervals on the Merensky Reef and at 10 metre intervals on the UG2 Reef.

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11	DRILLING

11.1	Merensky Reef

The following table (Table 11.1) summarises the borehole database information used for the compilation of the June 2006 Merensky Reef resource model. The database included boreholes from the neighbouring properties, a total of 16 reef intersections from Lebowa Platinum mines.

Table 11.1: Borehole database summary

TOTAL
BOREHOLE DATABASE
Number of “parent” boreholes:	127
Number of Motherhole+deflections:	291
BOREHOLE MR REEF INTERSECTIONS
Number of MR “parent” boreholes	116
Number of MR Motherhole+deflections	257
Number of MR Motherhole+deflections PGE ASSAY acceptable	219
Number of MR intersections (includes deflections) – PRILL (unregressed)	94
Number of MR intersections (includes deflections) – PRILL (regressed data)	163
Number of MR intersections (includes deflections) – DENSITY	137
Number of MR intersections (includes deflections) – Copper	187
Number of MR intersections (includes deflections) – Nickel	187

The borehole database was sourced and supplied by Anglo Platinum, as at June 2006, the Merensky and UG2 outcrops, faults, dykes, potholes and other geological features were also provided. The pothole features and geozones were re-visited and where necessary, re-interpreted in accordance with the additional data logs. Figure 11.1 shows distribution of boreholes across the Ga-Phasha Project area. The black circles denote the validated dataset used in the evaluation. The purple and outer orange lines represent the UG2 and Merensky Reefs’ outcrop positions, respectively. The green polygon represents reef remnants within the interpreted limits of a “pothole”, with the blue polygons representing the “mega slump” feature. All of the potential resources within the blue outlined area have been excluded from the Merensky Reef estimation. Resources between the blue and green polygons has been interpreted as a “pothole edge” type facies and as such been evaluated independently. The inner orange line demarcates the boundary between fresh and oxidized Merensky Reef.

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Figure 11.1: Ga-Phasha validated borehole distribution – Merensky Reef

In total, 116 boreholes, with 263 reef intersections, were added to the Ga-Phasha database for the 2006 Merensky Reef resource update presented in this Technical Report Boreholes shown outside of the farm boundaries were included for modeling purposes but were not included in the final tally of mineral resources.

11.2	UG2 Reef

The following table summarises the validated borehole database information used for the compilation of the June 2006 UG2 resource model summarized in this report and presented in the June 2007 Technical Report The database included boreholes from neighbouring properties, a total of 19 reef intersections from Lebowa Platinum mines and 17 reef intersections from Twickenham Platinum mine.

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Table 11.2 Borehole database summary

TOTAL
BOREHOLE DATABASE
Number of “parent” boreholes :	322
Number of Motherhole+deflections:	899
BOREHOLE UG2 REEF INTERSECTIONS
Number of UG2 “parent” boreholes	230
Number of UG2 Motherhole+deflections	619
Number of UG2 Motherhole+deflections PGE ASSAY acceptable	449
Number of UG2 intersections (includes deflections) – PRILL (unregressed)	428
Number of UG2 intersections (includes deflections) – PRILL (regressed data)	21
Number of UG2 intersections (includes deflections) – DENSITY	401
Number of UG2 intersections (includes deflections) – Copper	443
Number of UG2 intersections (includes deflections) – Nickel	443

The mineral resource estimate is based on drilling results on the Ga-Phasha Project area, to 2006 from 583 UG2 Reef intersections either as single drill holes or drill holes containing deflections.

Figure 11.2 shows the borehole collars in black and orange. The boreholes highlighted in orange are the most recent. Black circles denote historical data, including that from the neighbouring farms that were included in the resource modeling. However, boreholes outside of the farm boundaries were not included in the final tally of mineral resources.

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Figure 11.2 Ga-Phasha Drill Hole Distribution

The in-situ resource cut is based on a geotechnical hangingwall thickness, UG2 Reef thickness and minimum 10 centimetres footwall thickness to make up a minimum resource (no cap) cut of 0.90 metres. There are a number of areas where this cut thickness is exceeded, due to geotechnical thicknesses exceeding 20 centimetres.

12	SAMPLING METHOD AND APPROACH

On-site drillcore logging is undertaken by qualified geologists at Anglo Platinum’s Driekop exploration base. Drillcores are logged in terms of the intersected lithologies, mineralization, alteration and structure. Logging details are entered directly into laptop computers, making use of the proprietary Sable software package. Specialized geotechnical and structural logging is carried out by geotechnical engineers and structural geologists.

During the logging process, sampling intervals through each reef succession are determined. Individual samples are measured off, marked and numbered according to Anglo Platinum’s standard. Sampling is continuous throughout a sample section. Marked core is submitted to technical staff, who firstly cut the core longitudinally in half through the

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complete sampling interval. One half of the split core is cleanly broken with a sharp chisel at individual sample boundary markings; the core samples are immediately labelled, bagged and sealed (note: diamond saw cutting is not used to cut individual samples from the split core because of the associated loss of material). Precautions are taken to avoid cross-contamination between samples. The remaining core halves are left in core trays, with the flat surface/cut side facing upwards. The sample intervals and numbers are replicated on the (flat) half-core surface for future reference and re-sampling, if required. The sampling process is fully documented on site, records of all sampling are maintained. Anglo Platinum’s standard for sampling is as follows:

•

within reef intersections maximum sample lengths are 20 centimetres, preferred sampling widths are ten to 15 centimetres (in hangingwall and footwall lithologies, sample lengths of 15 centimetres are uniformly applied, further away from the reef 20 centimetre samples have been taken);

•	top and the bottom contact samples are taken in such a manner that two centimetres of footwall and two centimentres of hangingwall are included in the sample lengths –

•

to ensure that high-grade material at the top and bottom of the UG2 chromitite are included, as well as disseminated chromite occurrences or chromite lenses close to the footwall contact, the latter because they are likely to contain PGEs, and

•	to ensure more accurate modelling in terms of mining cut problematics;

•	once a sample (marking-off) procedure is completed, the core samples are split at Anglo Platinum’s Driekop facility, using a task-dedicated diamond blade saw, as earlier described; and

•	individual samples are then separated and individually bagged.

•	Required deflections samples are dispatched for mineralogical or metallurgical testwork.

13	SAMPLE PREPARATION, ANALYSIS, AND SECURITY

After bagging, the samples are transported to Anglo Platinum Research Centre (“ARC”) in Germiston, near Johannesburg. Pre-2000 samples were processed by ARC; post-2000 samples are processed by Anglo American Research Laboratory (“AARL”). Samples are delivered by ARC staff members, when they are transported to AARL. Ten percent of the samples are sent to an external lab for analysis as an additional quality control check.

Recovered drillcore (i.e. reef intersections of Merensky and UG2 Reef) is assayed for platinum, palladium, rhodium and gold (denoted as “4PGE”) as well as for copper and nickel. The platinum, palladium, rhodium and gold contents (also described as prill contents) of each sample are also determined.

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13.1	ARC Procedures

All samples are duplicated and run on “A” and “B” streams at different times. Internal quality control occurs with every batch. ARC does not use blanks and integrates an internal quality control sampling once a week. Comparative results from the “A” and “B” streams are made available.

13.1.1 Sample Preparation

All samples are pulverized to 80 percent ( +/-5 percent) passing 75 microns.

13.1.2 Fire Assay – Four Element (lead collector)

Prepared samples are individually added to, and blended with, a suitable fluxing powder. The mixtures are transferred to aluminium fire clay crucibles and then fused for sixty to ninety minutes in an electric furnace at 1,100 to 1,200 degrees Celsius. With fusion, two phases form: a glassy slag; and metallic lead phase. The lead collects the precious metals contained in the fused mass.

Individual melts are poured into iron moulds and allowed to cool, whereafter the lead collector is separated from the slag and hammered into a cube to remove the majority of the remaining slag. The lead button then undergoes high temperature cupellation (i.e. between 1,000 and 1,100 degrees Celsius). The lead is oxidised and absorbed by the cupel; the remaining metal prill is transferred to a block cupel and heated for a further sixty to ninety minutes at 1,300 degrees Celsius to remove volatile impurities. Finally, the prill is flattened to remove any remaining cupel residue. It is then weighed. The precious metal concentration is reported as the sum of platinum, palladium, rhodium and gold.

There is loss of PGEs associated with the method outlined, due to the high temperature cupellation step. The results therefore often require the application of a correction factor. Samples from the Ga-Phasha Project borehole database that were assayed using the lead collector fire assay method have not been corrected.

13.1.3 Fire Assay ICP - 3E (Ag collector) & Fire Assay ICP Rh (Pd collector)

At ARC, silver (“Ag”) is used to collect platinum, palladium, rhodium and gold; palladium is used to collect rhodium. The process is essentially the same as for fire assay using a lead collector, except that the high temperature cupellation step removed. Prills are also analyzed by dissolution and either by a inductively coupled plasma (“ICP”) or an atomic absorption (“AA”) spectrometer (which two-prill methods need to be run in tandem to obtain a quantitative analysis of the platinum, palladium, rhodium and gold contents).

The use of silver/palladium collectors reduces random losses of PGEs during high temperature cuppelation. A more precise analysis is therefore achieved, as well as a lower detection limit of tail samples.

13.1.4 X-Ray Fluroescense XRF-ARC for Cu and Ni Analysis

Pulped samples are mixed with a styrene - wax binder (SASMU) and milled to mix in the

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binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on AARL’s PW 1404 X-Ray Fluorescope for copper and nickel Ni. Corrections are made for mass absorption coefficient, background and tube spectral interferences (copper only). Mineralogical effects are evident in the briquettes - hence separate ‘type’ calibrations are critical for UG2 and Merensky type samples. Approximately five percent on the samples are replicated. Two reference materials are analysed with every batch (maximum 100, mass taken = 27 grams and binder = three grams).

13.2	AARL Procedures

13.2.1 Sample Preparation

Samples are crushed in a jaw crusher to two millimetres. Entire samples are then milled to 85 percent at minus 75 microns, or finer. An eight minute milling time is required.

13.2.2 Atomic Absorption Spectrometry AAORE

Pulped samples are digested with a triple acid attack (perchloric, nitric and hydrofluoric acids). The solutions are simmered to incipient dryness to convert the base metals to soluble perchlorates.

The acid attack is performed three times, following which the solutions are transferred to 100 millilitre flasks and read, using AA spectrometry, for copper and nickel. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch (maximum 100, mass taken = 0.50 grams and final dilution = 200 times).

13.2.3 X-Ray Fluorescence XRF

Pulped samples are mixed with a styrene/wax binder (SASMU) and then milled to both mix-in the binder and to reduce particle sizes. The samples are pressed into briquettes, which are read on AARL’s PW1404 X-Ray Fluorescope for copper and nickel. Corrections are made for mass absorption coefficient, background and tube spectral interferences (copper only).

Mineralogical effects are evident in the briquettes – hence separate “type” calibrations are critical for Merensky and UG2 Reef sample types. Approximately five per cent of the samples are replicated. Two reference materials are analysed with every batch (maximum 100, mass taken = 27 grams and binder = three grams).

13.2.4 Fire Assay Inductively Coupled Plasma (ICP) for 3E (Pt, Pd, Au)

All assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co-collector. The samples are fire assayed, the prills dissolved in aqua regia and then read on a ICP spectrometre for three elements. One blank and two reference materials are analysed with every worksheet (maximum 35, mass taken = 50 grams for Merensky Reef samples and 30 grams for UG2 Reef samples).

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13.2.5 Fire Assay ICP Rhodium

All assays are done in duplicate; averages of acceptable replicate pairs are reported. Samples are weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co-collector. The samples are fire assayed and the prills dissolved in aqua regia and read on a ICP spectrometre for rhodium. One blank and two reference materials are analysed with every worksheet (maximum 35, mass taken = 50 g for Merensky Reef samples and 30 grams for UG2 Reef samples).

13.3	Specific Gravity

Pulped samples are analysed on a Grabner instrument (mass taken = 50 gram); four percent replication is performed. Acid washed quartz is analysed with every batch of samples.

13.4	Sample Security

Samples are kept in a secure coreyard and a comprehensive chain of custody is maintained. The samples are stored in new, robust, well labeled plastic bags such that cross sample contamination is avoided. All samples are recorded on a dispatch sheet, a copy of which accompanies the samples to the Anglo American laboratory. An electronic version of the dispatch sheet is also emailed to the Geological database administrator and the laboratory. On receipt at the laboratory, the samples are checked in against the dispatch sheet; any samples damaged in transit or whose documentation is faulty are returned to site for rectification.

14	DATA VERIFICATION

14.1	Reporting of Results

Until the last quarter of 2004, assay results were transmitted electronically to ARC, in Excel format. ARC would paste the results and update the progress information in a shared folder on the Anglo Platinum results drive. The results were then extracted by geological staff, re-formatted in Excel and pasted into the Sable borehole database. An updated electronic interface enables the laboratories to e-mail their results to ‘geolabs’, an e-mail address which is maintained by Comparex. A software interface now runs daily to read ‘geolabs’, re-format the data and dump the data into the ARC-warehouse database. Sable draws data from that database to automatically update the Sable assay and prill tables.

14.2	Quality Control

AARL has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials and twin streaming/replicate analyses. AARL is an ISO 17025 registered company and operates according to international quality standards.

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Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High- and low-grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment.

Samples are weighed and checked upon receipt at the AARL. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. The quartz is analysed with the batch and these the data is reported to the ARC during progress meetings.

For each tray (worksheet) of 3PGE and rhodium analysis, reagent blanks, standard reference material and duplicate samples are included for control purposes. Internationally certified standards, as well as internal standards, of matched matrices are used.

Fire assay pots are used only once to avoid the possibility of cross-contamination of samples.

A full calibration of the ICP and AA spectrometers is performed prior to sample analysis; a synthetic check solution is included after every 15 samples. Where the check solution data falls outside the acceptable control limits, the instrument/s is/are re-calibrated.

Worksheets are accepted or rejected, based on the quality control data of the standards replicates and blanks. A complete audit trail is maintained in the laboratory to ensure traceability, transparency and ISO compliance.

Quartz blanks are designed to monitor the entire process from sample preparation to instrumentation. The blanks are treated as normal samples (i.e. they are prepared with the normal samples); they consist of Eggo quarry quartz from a quartzite quarry near Pretoria. As this represents a natural geological material, small amounts of trace elements (e.g. copper and nickel) are expected to be present. Any contamination introduced during sample preparation and subsequent processes is reflected in the quartz blank (i.e. it becomes a known amount).

Reagent blanks are introduced during secondary preparation. These are essentially reagents without the sample introduced. For example, in fire assay the reagents would be assayed, a button made, the prill dissolved and the solution read. Reagent blanks reflect contamination introduced during the analysis phase, but not the primary preparation phase. Specific density and XRF data do not have reagent blanks, but do have quartz blanks.

With each method, certified (CRM) and in-house (IHRM) reference materials are run. These are usually type-specified to the method. For example, for Merensky Reef samples, fire assays for 3E and rhodium (also simply known as 4E) SARM7 (CRM) and MER001 (IHRM) are run. For XRF analyses IHRM are run, and for specific density calibration blocks both acid washed quartz and quartz are run.

For each method samples are replicated, if not twin-streamed. The 3E & rhodium are twin streamed (i.e. a 100 percent replication). For XRF and specific density analyses, ten percent replicates are run. Concentration/precision curves are calculated according to the Thompson Howarth algorithm, using replicate pairs. This is the stated precision to which

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AARL works, and monitors, for each method and for each analyte. Replicates are essentially used for measuring the precision of the analyses; appropriate action is taken if such results are not considered satisfactory.

ARC chemistry laboratory management attends progress meetings every two weeks where the quality and production of AARL is monitored (Mandi Visser, 2003). A comprehensive quality control system ensures that the data reported is within the quality control criteria and that all ISO standards are met.

14.2.1 Review of QA/QC Results

The following summarises the findings of the QA/QC evaluation of 7,969 samples from the Ga-Phasha Project area. These samples were analysed in a twin stream format at the AARL laboratory between August 2003 and March 2006. Approximately ten percent of these samples were split and sent off for analysis to the Genalysis laboratory in Australia for control purposes. However, only 282 of these results are available for import into the database so the full external laboratory comparison has been delayed. Results for the inserted blanks and standards have been evaluated.

The number of outliers were all within the accepted tolerance level (less than three percent is considered to be ideal and less than five percent is considered to be acceptable, acceptable if < 5 percent). Table 14.1 provides a summary of the percent outliers for the twin data stream A list with the percent outliers for the twin stream data is given in Table 14.1 below.

Table 14.1 Outliers as a Percentage of the data (N)

Element	Outliers	N	% Outliers
Pt	66	7969	0.83
Pd	65	7969	0.82
Rh	60	2328	2.58
Au	98	7968	1.23
Cu	0	736	0.00
Ni	2	736	0.27

After the outliers and values of less than ten times the relevant detection limit were removed, the following precision values, given in Table 14.2, were calculated:

Table 14.2 Summary of Precision data

		Prec < 20%		Prec < 10%		Prec < 5%
Element	N	n	%	n	%	N	%
Pt	4806	4761	99.1	4481	93.2	3923	81.6
Pd	4232	4168	98.5	3994	94.4	3583	84.7
Au	1771	1756	99.2	1534	86.7	1073	60.6
Rh	1958	1949	99.5	1860	95	1574	80.4
Cu %	488	486	99.6	471	96.5	395	80.9
Ni %	731	731	100	731	100	730	99.9
SG	777	777	100	777	100	777	100

The precision values for all the elements are all within the accepted tolerance levels. 90 percent is the threshold limit for platinum, palladium, copper, nickel and density; 80

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percent is used for rhodium and gold. This means that at least 80 percent or 90 percent of the data for a specific element should have a precision better than ten percent.

No bias between the results for Leg 1 and Leg 2 were noted with all the elements having a bias of less than approximately one percent. These low bias values are well within the accepted margin of error of ±5 percent. Table 14.3 shows the percent bias for the primary Lab (ie AARL) SARM71 standard. The bias was within the accepted tolerance limits – where if <±5 percent is considered to be ideal and if between ±5 and <±10 percent is considered acceptable.

Table 14.3 Data for the SARM71 standard

	Pt g/t	Pd g/t	Au g/t	Rh g/t
Average	2.076	1.773	0.051	0.416
Std Dev	0.0656	0.0707	0.0044	0.0369
%RSD	3.16	3.99	8.63	8.87
%Bias	-0.21	6.19	-3.77	-3.26
Consensus value	2.08	1.67	0.053	0.43
N	18	18	16	13

An evaluation of the results for the lab blanks did no show any sign of contamination as all the results were well within three times the respective detection limit for each element.

The number of outliers in the Genalysis data were all within the accepted tolerance level (less than three percent is considered to be ideal, acceptable if < 5 percent. Table 14.4 etc is a list with the percent outliers for the results of the check laboratory is given in Table 14.4 below.

Table 14.4 Outliers as a Percentage of the data (N)

Element	Outliers	N	% Outliers
Pt	4	281	1.42
Pd	4	282	1.42
Au	6	263	2.28
Rh	4	233	1.72
Cu %	3	273	1.10
Ni %	6	281	2.14
SG	5	275	1.82

After the outliers and values less than ten 10 times the relevant detection limit were removed, the following precision values, given in Table 14.5, were calculated:

Table 14.5 Summary of Precision data for the check results

		Prec < 20%		Prec < 10%		Prec < 5%
Element	N	n	%	n	%	n	%
Pt	258	256	99.2	243	94.2	203	78.7
Pd	2050	245	98	234	93.6	173	69.2
Au	134	125	93.3	109	81.3	57	42.5
Rh	221	216	97.8	195	88.2	142	64.3
Cu %	258	231	89.5	196	76	141	54.7
Ni %	275	275	100	272	98.9	226	82.2
SG	2070	270	100	270	100	269	99.6

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The precision values for the platinum, palladium, nickel and density elements are all within the accepted tolerance level of 90 percent, ie this means that at least 90 percent of the data for a specific element should have a precision better than 10 percent. For gold and rhodium the accepted tolerance level is 80 percent, with the above precision values of 81 and 88 percent respectively, falling within the accepted value limits. The precision results for nickel and density are all within the accepted tolerance limits. The low precision value for copper (76 percent) is concerning and requires further investigation. The percent bias for the standards from the check laboratory is shown in Tables 14.6 &14.7.

Table 14.6 Data for the SARM65 standard

	Pt g/t	Pd g/t	Au g/t	Rh g/t
Average	2.671	1.304	0.029	0.551
Std Dev	0.077	0.047	0.006	0.034
%RSD	2.88	3.63	19.01	6.12
%Bias	1.19	1.86	-14.47	5.64
Consensus value	2.64	1.28	0.034	0.522
N	163	163	163	163

Table 14.7 Data for SARM7 Standard

	Pt g/t	Pd g/t	Au g/t	Rh g/t
Average	3.710	1.521	0.274	0.240
Std Dev	0.1135	0.0463	0.0220	0.0104
%RSD	3.06	3.05	8.04	4.33
%Bias	-0.81	-1.23	1.52	0.16
Consensus value	3.74	1.54	0.27	0.24
N	82	82	82	82

The percent bias for the SARM65 standard (Table 6) was within the accepted tolerance limits, with the exception of gold. However, the NiS technique used by Genalysis yields a poor recovery of gold, hence the high bias value of -14.5 percent, suggesting that they report lower relative to the certified value for gold. For the SARM7B standard the percent bias was within the ideal limit (<±5 percent) for all the elements. An evaluation of the results for the lab Blanks for Genalysis did not show any sign of contamination as all the results were well within 3 times the respective detection limit for each element.

In conclusion, the number of outliers for the twin stream as well as the check data is within the 3 percent ideal limit. With the exception of copper for the check results, all the elements for both data sets have acceptable precision results. No significant bias was found between the results for Leg 1 and Leg 2 for the twin stream data. The percent bias values for the twin stream as well as 10 percent check data are all within acceptable limits, except for the gold result for the SARM65 standard. An evaluation of the results for the lab Blanks from both laboratories, did not shown any signs of contamination. The precision and accuracy (as estimated by the percent bias) as well as the percent outliers for both datasets are all within the accepted tolerance criteria and the data is therefore believed to be suitable for its intended use.

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15	ADJACENT PROPERTIES

The Ga-Phasha Project area is adjacent to a number of platinum operations owned by Anglo Platinum and Impala Platinum.

15.1	Lebowa Platinum Mine

Anglo Platinum operates Lebowa Platinum mines that is located immediately to the north of the Ga-Phasha Project area.

Figure 15.1 The Lebowa Platinum project area

(from www.angloplatinum.com)

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On September 4, 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the “TFA”) by which Anooraq will acquire a 51 percent interest in Lebowa Platinum mines. Further details of the TFA are provided in Section 4.6 of this Technical Report. The current status of the Lebowa Mine, as summarized in Anooraq’s September 4, 2007 news release are as follows:

•

Lebowa platinum mine consists of a vertical shaft and declines with underground operations mining the Merensky and UG2 Reefs. In 2006, annual refined production was 202,500 ounces of platinum, palladium, rhodium and gold (“4PGE”), including 109,200 oz of platinum from its 140,000 tonnes per month (“tpm”) operation.

•

The scale of the mining operations at Lebowa is currently being increased to reflect the true quality of the mineral deposits. Expansion projects at Lebowa, approved by Anglo Platinum, are being implemented. The Middelpunt Hill UG2 and Brakfontein Merensky expansions will increase production to about 245,000 tpm, producing about 430,000 4PGE oz, including 200,000 oz of platinum, by 2012.

•

Upon completion of the transaction, Anooraq’s attributable share of the Lebowa production will be 51 percent of Lebowa production, that is, approximately 103,300 4PGE ounces (based on 2006 production). Upon completion of the Lebowa expansions announced to date, it is estimated that Anooraq’s attributable share will increase to approximately 219,300 4PGE ounces annually.

•	Operational control of the assets within Lebowa Holdco will pass to Anooraq on implementation of the transaction agreements.

•

Additional expansion projects at Lebowa on both the Merensky and UG2 Reef horizons are at an advanced stage of evaluation. Anooraq and Anglo Platinum believe there is scope for expansion of current operations to 350,000 tpm.

•	Lebowa has significant mineral reserves and resources which, according to Anglo Platinum’s Annual Report, at 31 December 2006, were:

•	proved and probable mineral reserves of 23.0 million tonnes grading 4.29 grams per tonne 4PGE in the Merensky Reef and 42.5 million tonnes grading 5.30 grams per tonne 4PGE in the UG2 Reef, plus

•	measured and indicated resources of 48.7 million tonnes grading 5.61 grams per tonne 4PGE in the Merensky Reef and 171.0 million tonnes grading 6.76 g/t grams per tonne 4PGE in the UG2 Reef, and

•	additional extensive inferred resources in both the Merensky and UG2 Reef horizons.

Documentation for the reserves and resources for Lebowa Platinum mines will be provided in a separate technical report (in progress).

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15.2	Twickenham Platinum Mine

The Ga-Phasha property was originally targeted for development by Anglo Platinum as part of a Twickenham-Hackney-Paschaskraal venture. Following a decision to separate Paschaskraal 466KS and Klipfontein 465KS for joint venture, Anglo Platinum undertook to develop the Twickenham-Hackney property.

Late in 2003, Anglo Platinum suspended development of Twickenham Platinum mine due to low South African Rand/US Dollar exchange rates. However, early in 2004 Anglo Platinum resolved to continue with a small mine centred on Hackney vertical shaft. The operation has since been reported to have ‘proved favourable under difficult economic conditions and has built-up (production) to 13,000 tonnes per month’. The initial mining is reported to have ‘proven most valuable with better than expected stoping widths and grade having been achieved’. These results are reported to have ‘laid the foundation to improve confidence levels on the proposed mining method as well as the geological model’.

Figure 15.2 The Twickenham Platinum project area

(from www.angloplatinum.com)

Early in 2007 further plans had developed to continue growing output to 50,000 tonnes per month, pending final project approvals. At full production, Twickenham Platinum is scheduled to produce 150,000 tonnes of ore per month, yielding 60,000 ounces of PGEs per month.

In 2003 Anglo Platinum reported a measured resource of 35.4 million tonnes of UG2 Reef for Twickenham Platinum mine. The latest available resource statement was prepared by Anglo Platinum in December 2002 and shows the resources for the combined Twickenham-Paschaskraal project summarised on Table 15.1. Anglo Platinum geologists report that the geology and PGM occurrences at Twickenham Platinum Mine are very similar to those found across the Ga-Phasha Project area.

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Table 15.1: Anglo Platinum’s Resource Statement for Twickenham-Paschaskraal

Category	Merensky Reef		UG2 Reef
	Tonnes (millions)	Grade 4PGE(g/t)	Tonnes (millions)	Grade 4PGE(g/t)
Measured	3.360	4.40	35.380	5.38
Indicated	141.860	4.64	226.490	5.75

15.3	Marula Platinum Mine

Impala Platinum’s Marula Platinum mine, originally known as Winnarshoek Project, is immediately to the south of Anglo Platinum’s Twickenham Platinum mine. Extensive exploration drilling has been conducted across the property, targeting reef depths from outcrop to 600 metres below surface. Both the Merensky and UG2 Reefs are present. They are separted by about 400 metres and they both dip at about 13° to the southwest. Ownership of 20 percent of Marula Platinum has been set aside for a stake by BEE entities.

The first phase of mining is targeted at the UG2 Reef to about 600 metres below surface (the deeper portions of the project area have not yet been explored); a feasibility study of Merensky Reef mining is scheduled for completion in 2007. Insitu UG2 Reef mineral reserves (probable category) at 30 June 2006 have been estimated at 41.0 million tonnes at 5.20 grams per tonne 5PGE+Au yielding 2.6 million platinum ounces. The estimated Merensky Reef resources (indicated and inferred categories) at 30 June 2006 total 49.4 million tonnes at 5.5 grams per tonne 5PGE+Au. The total resource, inclusive of the reserves (i.e. Merensky plus UG2 Reef in the measured, indicated and inferred categories), at 30 June 2006 has been estimated at 104.3 million tonnes at 7.77 grams per tonne 5PGE+Au, yielding 11.4 million platinum ounces and an estimated mine life of 17 years to about 600 metres below surface.

An inappropriate mining method (mechanised room & pillar) was initially employed that yielded excessive dilution and delayed the development of underground operations. A new, hybrid mining method has since been devised and implemented, incorporating both conventional stoping techniques and mechanised strike development. Full UG2 Reef production is planned at 211,000 tonnes per month. Production 2004 totalled 13,300 platinum ounces and in 2005 production totalled 766,000 tonnes of ore yielding 29,800 platinum ounces at a cost per ounce of 9,829 South African Rand. In 2006, the mine was scheduled to produce 61,900 ounces of platinum. The mine is scheduled to achieve production of around 75,000 platinum ounces in 2007, rising to 102,600 platinum ounces in 2008 and full production of 144,000 platinum ounces in 2009.

The metallurgical plant was cold-commissioned on schedule in December 2003, with hot commissioning completed in February 2004. A dense medium separator (“DMS”) plant was commissioned but subsequently by-passed as the mills, which have a capacity of 6,000 tonnes per day, are able to cope with the current levels of mine production. The DMS plant will be brought into production as tonnage outputs increase. Metallurgical recovery rates are reported to currently exceed 87 percent. Concentrate is transported to

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Impala Platinum’s Mineral Processes for smeltingand then to Impala Platinum’s refineries in Springs for refining. Tailings are disposed of conventionally in a tailings dam located near to the metallurgical plant.

15.4	Modikwa Platinum Mine

Anglo Platinum operates the Modikwa platinum mine, immediately to the south of Modikwa Platinum, in a 50:50 joint venture with a black economic empowerment consortium led by African Rainbow Minerals Consortium Limited. In terms of the joint venture, all metal produced is smelted and refined by Anglo Platinum. Anglo Platinum approved the project in 2000; construction work commenced during the third quarter of 2001 on the first mining phase, from surface to No. 4 Level.

Figure 15.3 The Modikwa Platinum project area

(from www.angloplatinum.com)

The mine is still in build-up phase to 240,000 tonnes per month of UG2 Reef ore; it produces approximately 200,000 tonnes per month from two decline shafts. Interim funding was approved during 2005 by the joint venture partners to commence work on an extension from No. 4 Level to No. 5 Level, with both pre-feasibility and feasibility study work to implement Phase 2 extensions (No. 5 Level to No. 8 Level) during 2006.

The mine produced 53,700 ounces of PGEs from 460,000 tonnes of ore in 2002. About 90,000 platinum ounces were produced in 2003, rising to 114,200 platinum ounces in 2004 and 129,000 platinum ounces in 2005. In 2002 Anglo Platinum reported a UG2 Reef reserve (Proven & and Probable categories) of 6.6 million tonnes grading 4.6 grams per tonne 4PGE.

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16	MINERAL PROCESSING AND METALLURGICAL TESTING

Current (conceptual) studies assume a stand-alone operation at Ga-Phasha. The proposed strategy requires the construction of one 250,000 tonnes per month Merensky/UG2 Reef blend-tolerant plant that will be commissioned early in 2012, and a second 125,000 tonne per month plant to be commissioned later in 2013.

16.1	Merensky Recovery Rates

Core samples from Paschaskraal (PK) and Klipfontein (KF) boreholes through the Merensky Reef have been subjected to standard rougher flotation testing. The following table presents the average test results from all the drill cores examined. Head grade, recovery and concentrate grade are presented.

Table 16.1 Merensky Reef Rougher Flotation Recovery and Grade

Borehole	Pt:Pd	4PGE (g/t)	Pt Recovery (%)	Pt Grade (g/t)	Pd Recovery (%)	Pd Grade (g/t)
PK248	1.9	3.34	94.5	22.8	95.3	11.6
PK211	1.6	5.08	95.8	35.1	96.4	20.7
KF90	1.8	4.17	94.0	41.6	95.2	23.0
KF87	2.0	3.18	94.8	29.1	94.6	14.7

As is evident from the table above, the Paschaskraal property has a favourable platinum-palladium ratio, the average ratio for all the cores examined being 1.75:1. Platinum recoveries, from an average head grade of 4.21 grams per tonne vary between 94% and 96%, with an average concentrate grade of 29 grams per tonne. Palladium recoveries are slightly higher than platinum and vary between 95% and 96% with an average concentrate grade of 16 grams per tonne.

The Klipfontein cores also exhibit a favourable platinum-palladium ratio, the average ratio for all the cores examined being 1.9:1. Platinum recoveries, from an average head grade of 3.68 grams per tonne vary between 94% and 95% with an average concentrate grade of 35 grams per tonne. Palladium recoveries are slightly higher than platinum and vary between 94% and 95% with an average concentrate grade of 19 grams per tonne.

16.2	UG2 Recovery Rates

In May 1999, Anglo Platinum Research Center in Johannesburg undertook platenoid mineralogy and metallurgical testing on core samples of UG2 Reef material from Paschaskraal 466KS. The testwork (Table 16.2) indicated a very good flotation response with negligible effects from dilution and PGE recoveries ranging from 92.7 percent to 96.5 percent. The good flotation response was attributed to the predominant association of PGEs with base metal sulphides which are coarser than those present in UG2 Reef in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2-type ore,

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namely: 14-24 percent nickel, 77-86 percent copper and 83-90 percent sulphur (Table 16.3).

Table 16.2: PGE Flotation Test Results

Borehole	Dilution (%)	Shear Zone	Recovery (%)	Concentrate Grade	Head Grade	Pt:Pd
PK46	38	N	95.0	178.3	4.72	1.22
PK47	28	N	96.5	192.4	6.05	0.96
PK48	32	N	96.0	177.1	6.43	0.93
PK49	22	Y	89.8	92.7	8.04	0.67

Table 16.3: Base Metal Flotation Results

Borehole	Sulphur		Nickel		Copper
	Rec (5)	Con Grade	Rec (%)	Con Grade	Rec (%)	Con Grade
PK46	87.1	2.35	16.5	1.11	86.2	0.70
PK47	83.4	0.96	13.9	0.75	80.8	0.35
PK48	89.6	1.43	20.1	0.97	81.7	0.53
PK49	83.2	0.47	23.4	0.47	77.2	0.20

Metallurgical recovery rates for Merensky Reef from Lebowa Platinum concentrator and from the results of bulk sampling testwork on UG2 Reef material from Twickenham Platinum mine are summarised on Table 16.4. The recovery rates are slightly lower than those summarised on Tables 16.2 and 16.3, due to the impact of subtle mineralogical variations between areas. It is anticipated that metallurgical bench tests will be carried out on suitable Merensky Reef and UG2 Reef samples from the Ga-Phasha Project area, as part of the planned feasibility studies.

Table 16.4: Anglo Platinum’s Average Recovery Rates

Element	Average Recoveries
	Merensky Reef	UG2 Reef
Platinum	91.2%	86.0%
Palladium	90.7%	87.7%
Rhodium	86.7%	83.8%
Gold	72.7%	69.2%
4E	89.5%	86.4%
Nickel	64.8%	24.5%
Copper	72.7%	58.2%

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17	MINERAL RESOURCE ESTIMATES

17.1	Data Sources – Merensky and UG2

De-surveyed, regressed borehole data was provided by Anglo Platinum, Mining and Geological Services, the Driekop Sable borehole database was the source of all borehole information.

Historically there have been a series of exploration drilling phases and as a result boreholes can contain different types of information depending on the reporting requirements at that time. Exploration boreholes, have generally been cored using various core diametres. A few boreholes were initially percussion drilled to a certain depth before being cored. Since 2001 exploration boreholes contain density, platinum, palladium, rhodium and gold individual element assay results (prill) as well as a 4PGE gram per ton value and include base metal assay values for copper and nickel.

Some earlier exploration program boreholes in the eastern limb were assayed for platinum, palladium, rhodium, iridium, ruthenium, and plus gold), copper, nickel, but rarely for density.

The differences can be summarised as follows:

•	since 2001 density and individual element (prill) analysis have been conducted on a routine basis;

•	copper and nickel grades assayed on a routine basis;

•	not all the borehole deflections or borehole reef intersections were assayed;

•	some boreholes were drilled for geotechnical/structural requirements; and

•	some deflections have been used for metallurgical/mineralogical determinations.

The validated Sable borehole database, (Driekop) was imported via a number of macros and/or GMSI scripts into Datamine. Subsequent validations were performed on the database to ensure that basic errors were “trapped”, edited in the original Sable databases and then re-imported.

17.1.1   Digital Information

The Merensky/UG2 outcrop, surface faults, dykes and slump/pothole geological features and the latest eastern Bushveld borehole surveys (November 2004) were supplied electronically by Anglo Platinum’s, Mining and Geological Services.

17.1.2   Aeromagnetic and Landsat images

The latest aeromagnetic and landsat images were supplied electronically from Anglo Platinum, Mining and Geological Services. The structural interpretation from the latest aeromagnetic information has been used.

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17.2   Merensky Reef Resource Estimate

17.2.1   Data Sources

17.2.1.1   Boreholes

The data provided contained a total of 291 Merensky Reef intersections either as single boreholes or boreholes containing up to six deflections, of which 257 occur within the Ga-Phasha property. All previous and new intersections were analyzed and re-interpreted. The original logged interpretations are preserved in the “STRAT” column and a new column was introduced to contain the re-interpreted stratigraphy. This new column is called “SSTRAT”. Details on the methodologies applied in the re-interpretation and re-flagging of valid intersections are discussed insection x.

Certain boreholes were drilled for metallurgical purposes and therefore only contain Merensky Reef, hangingwall and footwall stratigraphic information.

17.2.1.2   Database summary:

The following table (Table 17.1) summarises the borehole database information used for the compilation of the June 2006 Merensky Reef resource model. The database included boreholes from the neighbouring properties, a total of 16 reef intersections from Lebowa Platinum mines.

Table 17.1: Merensky Reef Borehole database summary

TOTAL
BOREHOLE DATABASE
Number of “parent” boreholes :	127
Number of Motherhole+deflections:	291
BOREHOLE Merensky Reef (MR) REEF INTERSECTIONS
Number of MR “parent” boreholes	116
Number of MR Motherhole+deflections	257
Number of MR Motherhole+deflections PGE ASSAY acceptable	219
Number of MR intersections (includes deflections) – PRILL (unregressed)	94
Number of MR intersections (includes deflections) – PRILL (regressed data)	163
Number of MR intersections (includes deflections) - DENSITY	137
Number of MR intersections (includes deflections) - Copper	187
Number of MR intersections (includes deflections) - Nickel	187

17.2.1.3   PGE correction factor:

No correction factors have been applied to the early Ga-Phasha boreholes. Exploration holes drilled since 2001 have been assayed at ARC/AARL, using the silver prill method that which is correction free.

17.2.1.4   Effective date:

The following dates define the final dates of data acceptance in the Merensky Reef modelling exercise:

June 2006: Surface exploration boreholes; and June 2006: Borehole sample results.

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Location Plots

The figure below shows the spatial distribution of validated boreholes used for the generation of the Merensky Reef resource model. Black circles denote all valid drill-hole intersections; the UG2 outcrop (purple), Merensky outcrop and limits of fresh ore (orange) and the farm boundaries (grey). The Blue polygon denotes a “Mega Slump’” feature and the green polygons outlines the “Pothole Edge” type facies.

Figure 17.1: Spatial distribution of boreholes.

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Figure 17.2 shows the 40 metres weathering/oxidation depth perimeter in pale brown. The purple and orange lines show the UG2 and Merensky Reef subcrops respectively.

Figure 17.2: Weathering/oxidation perimeter.

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Location of validated boreholes with prill data

Figure 17.3 shows the spatial distribution of the boreholes with validated assay information shown in Red. Those boreholes containing prill split information have been used to create regression curves for platinum, palladium, rhodium and gold; which have been used to regress the prill splits for the 164 boreholes that only reported 4PGE values. Figure 17.4 shows those boreholes that only reported 4PGE values in Black.

Figure 17.3: Spatial distribution of boreholes with prill information (Red)

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The following figure illustrates those boreholes which will have regressed individual prill element values determined.

Figure 17.4: Spatial distribution of boreholes without assayed prill information, in Black.

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Location of validated boreholes with Copper/Nickel data

Figure 17.5 shows the spatial distribution of the boreholes containing copper/nickel assay information for the Merensky Reef.

Figure 17.5: Spatial distribution of boreholes with copper/nickel assay information.

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Location of validated boreholes with density data

Figure 17.6 shows the spatial distribution of the boreholes containing density information for Merensky Reef. Black dots represent boreholes with no density values.

Figure 17.6: Spatial distribution of boreholes with density information.

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17.2.2   Database Verification

The Sable borehole database was validated as follows:

•	Validation in Sable to check for overlaps/gaps within individual boreholes/ deflections.

•	Validation in Sable to cross-check PGE assay verses individual element assays (prill).

•	Validation in Datamine/Excel for lithological and assay alignment checking and correlations.

•

Additional fields were added, namely: NSTRAT, SSTRAT, GEOTEC and STATUS and USE. These fields are used for re-interpretation purposes and to ensure that the final borehole file contained identical fields for audit and/or other Datamine processes.

•	The original “STRAT” coding from the Sable databases is maintained.

•	All the Excel files generated are “colour” coded using the NSTRAT/ SSTRAT/GEOTEC field to highlight different lithologies.

•	The USE field is used to identify if a borehole can be used as follows:

•	Merensky Reef lithological architecture and grade profile acceptable: USE=1

•	Merensky Reef lithological architecture, grade and thickness profile unacceptable : USE=0

All reef intersections that have been deemed invalid, are reported in an exclusion files, with relevant comments.

•

Spatial validations were performed in Datamine to ensure that the boreholes plotted within the project area and within the Merensky Reef outcrop. The creation of a Merensky Reef digital terrain model (DTM) enabled anomalous elevations and possible Pothole reef types to be identified.

•	Only those boreholes with an inclination of between 60 and 90 degrees were used in the geological model grade and thickness estimation processes.

Datamine validation procedures:

The validation of data is more critical than the adoption of the correct estimation technique. The Anglo Platinum standardized “Valid3.mac” was used to perform the general validations. Errors and inconsistencies are flagged for follow up verification; flagged data is not automatically removed.

•	Checks are performed to locate:

•	Missing start of hole.

•	Unit overlaps.

•	Unit gaps.

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•	Missing “PGE” grades within the reef unit.

•	Units of zero thickness.

•	Duplicated sample grades and widths within sections.

•	Duplicated sample grades and widths in different sections.

•	Sample grades outside minimum/maximum thresholds.

•	Collars of different underground sections and/or boreholes within a distance tolerance.

•	Sampled lengths less than a minimum or greater than a maximum thickness tolerance.

•

Grade in the hangingwall or footwall where the PGE grade over a certain width lies within a certain distance of the reef. This means that the process is looking for any values of greater than (for example) 10 grams per tonne with a thickness of 10 centimetres or greater within a distance of 2 metres above or below what has been identified as “MR”.

•	Boreholes/sections where there is neither hangingwall nor footwall data, i.e. there is no confirmation of full reef exposure.

•	Composited thickness of reef below or above a certain threshold. Added caution needs to be taken into account when dealing with inclined boreholes.

•

“PGE” grade distributions that are not bimodal. The Merensky Reef at a number of operations exhibit similar characteristics especially if the reef is characterised as a pegmatoid bounded by an upper and lower chromitite.

•

Density values out of the range specified. For example the expected density values for the samples within the Merensky Reef might range from 3.0 to 3.5 however values above or below these reporting within the Merensky Reef need to be reported for checking. The Merensky Reef density values vary between a much tighter range (3.0 and 3.5) therefore any deviation needs to be investigated.

•	Downhole survey dip angles lying outside of the tolerance limits set.

•	Duplicated reef intersections within a borehole or underground section.

1)	The file to be validated must be a desurveyed file. It is recommended that the validation is performed after data import, after any major transformation or editing process to ensure that assumptions made during data transformations are valid.

2)	The validation reports do not necessarily imply that the data is invalid; the reports serve to highlight potential problem areas. It is essential that all errors are investigated and actions recorded in a Validation report.

3)	One error type can trigger/mask other errors or potential errors.

The following validation processes have been developed during the most recent geological modelling exercises. The prill and regression exercises have been successfully performed on the Ga-Phasha borehole dataset.

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Validate prill and PGE from the assay file:

Checks are performed to locate:

•	Sum of individual element (Pt+Pd+Rh+Au) prills match within a certain tolerance the “PGE” value.

•	Prill grades outside minimum/maximum thresholds.

•	The Pt: Pd ratio outside of the range.

NOTE: Rhodium (Rh) is not determined when the Pt + Pd + Au grade is less than 1.5 grams per tonne (ARC) and 3.0 grams per tonne (other laboratories). A regression facility is available (macro: pgereg.mac) and will insert an entry when a sample prill is missing within a reef.

Verify the lithological sequence:

The “litho” file was verified for the “lith” sequence based on a lithological dictionary file. Units that are not constrained to a particular stratigraphic horizon, dykes for example are ignored when performing the sequence check.

17.2.3   Compositing

The final validated Datamine desurveyed and regressed file (regress.dm) was used for the generation of the necessary Merensky Reef composite file.

The validated lithology field, SSTRAT, for the Merensky Reef zone contains “MR” and identifies the Merensky Reef band.

Compositing criterion were:

•	Composite over the complete “SSTRAT” unit.

•	Minimum composites reported were 0.001 metre.

•	Since assay gaps within the SSTRAT units did not exist (part of the validation procedure) the use of default grades did not apply.

NOTE:

•	Only those boreholes with an inclination of between 60 and 90 degrees were used in the geological model grade and thickness estimation processes.

•	The compositing was density and length weighted.

•

The TRUETHK process was used to determine true thickness. This process requires the strike and dip of the Merensky Reef surface to be defined. A DTM of the top reef contacts were used to calculate the orientations of the DTM triangles. A dip of 15 degrees and dip azimuth of 233 degrees was used.

•	Individual element (Prill) compositing was performed on all the boreholes (after regression techniques were applied to determine absent prill values.

•	All footwall and hanging composites were based on actual, uncorrected sample lengths however borehole dips varied between 82.8 and 90 degrees, with a mean

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of 88.8 degrees. Hence, on average, every 15 centimetres of composited length equates to 14.4 centimetres True length.

17.2.4   Potholes in the Merensky Reef

Where local changes in strike and dip occur it is likely that the changes are induced by potholes or rolls, resulting in the Merensky Reef forming depressions or wave-like structures respectively.

Potholes are more disruptive to the layering than rolls. Within a pothole, the Merensky Reef might be poorly developed (less than 30 centimetres in thickness) or it might only be represented by the sporadic development of chromitite stringers or blebs of chromitite. The base of the pothole is normally several metres below the expected elevation.

No regular distribution has been determined for these potholes. UG2 and Merensky potholes occur independently of one another. However, in places potholing of the Merensky Reef may significantly affect the underlying UG2 Reef zone.

Within the Ga-Phasha Driekop Sable database, the stratigraphy codes do not always identify those boreholes intersecting the Merensky Reef that are affected by potholing. The size, shape, depth and regularity of these potholes are highly variable. Although there is limited information available, Merensky Reef potholes in the Lebowa area are known to be of the destructive type, where the reef is highly irregular, disrupted and un-mineable. In the Ga-Pasha area, a “Mega Slump” feature has been identified, where the Merensky Reef has been slumped to about 200m below its normal elevation. Due to the destructive nature of potholes, all the resources within the “Mega Slump” has been excluded from the resource evaluations. There is a possibility that portions of the “Mega Slump” may be Mineable, but this can only be assessed by a denser drilling grid. Every borehole within this pothole showed highly disrupted, discontinuous mineralisation, often with unrecognizable Merensky Reef. Approximately 10 boreholes were laid out and the disrupted stratigraphy was confirmed by Ian McCutcheon and Russel Booth.

Potholes have been described as thermo-chemical erosional structural features mainly caused by defluidisation and degassing of magmas as well as convection and movement of restfluids in magmas. In general they vary in shape from circular to elliptical. The nature of, or lack of hangingwall and/or footwall succession are often indicators of potential pothole scenarios. The steepening in dip of the hangingwall chromitite stringers or Merensky Reef might also indicate potential pothole features. Undulations and thinning of the Merensky Reef do not always indicate potholes but be indicative of natural processes. Occasionally potholes are associated with crosscutting irregularly shaped replacement pegmatite rocks.

Figure 17.7 illustrates the spatial distribution of Ga-Phasha boreholes that have been classified as intersecting potential Merensky Reef “potholes” in red. The blue polygon outlines the “Mega Slump” feature. The “Mega Slump” is surrounded by a halo of poorly developed reefs, characterized by thin reef widths, sporadic grade profiles between deflections and lower than average grades. This halo is contained within the green polygon and is referred to as the “pothole edge” facies. Other red circles represent localized potholes, and have been excluded from the resource estimations. The geological loss adjustment factors will take cognizance of localized potholes.

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Figure 17.7: Merensky Reef borehole and pothole information.

Note: Only 3 boreholes outside of the “Klipfontein slump” are indicative of pothole mineralization.

In summary, the spatial limits of the “Mega Slump” and the “Pothole Edge” has been inferred towards the southern and south western limits. Further closely spaced drilling is crucial is delineating this feature and identifying other similar features on the property.

17.2.5   Influence of Faults and Dykes

The predominant dyke direction has a strike direction of ~NNE-SSW although various other directions can be seen in the figure below. The dykes are indicated in bright green. These dykes are dolerites of Karoo and Post Karoo age and could be related to each other during the Karoo extension period. They are generally vertical or close to vertical but can vary as a result of local changes in dip and strike. These dips can vary between 70 and 90 degrees and vary in thickness from several centimetres to approximately 30 metres.

A number of trenches were completed to gain further information on the dykes with respect to their ground conditions, width and orientation. On the Klipfontein and Paschaskraal farms a total of 3 and 24 trenches were excavated respectively. Eight of the trenches were excavated on the UG2 suboutcrop in the southern portion of Paschaskraal which is where the proposed shaft will be sited.

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Figure 17.8 shows the dyke (green) and fault (red) distribution within the Ga-Phasha project area. These are the dykes/faults that might have an impact on the mining of the Merensky Reef and UG2 resource. Seismic survey would help quantify the impact of the dyke and fault displacements of the reef surface.

A preliminary interpretation by Langwieder (2004) of the regional structural pattern on and around the Ga-Phasha project area was based on underground visits to Hackney shaft; first pass interpretation of the latest aeromagnetic data; interpretation of Landsat images; limited interpretation of ortho-photographs; limited surface mapping; and borehole drilling information

As a result of the information above, six prominent features were recognised, namely:

1)

NNW-SSE, E-W (WNW-ESE), NNE-SSW Felsic Joints – from underground visits to Hackney the most common features found are centimetres scale felsic pegmatoidal filled joints. They commonly comprise of quartz, biotite mica and chlorite and often show shearing on the contact surfaces. As they are

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pegmatoidal they are thought to be the last stage of cooling of the Bushveld Complex. They generally are steeply dipping and strike at 20 to 25 degrees. They cause minimal disruption to the reef plane but can cause considerable stability type problems.

2)	East West dykes – these are sparsely distributed, recognised on the aeromagnetic images – shown in bright green in Figure 17.8 and possibly formed at the same time as the felsic jointing.

3)	NNE-SSW trending dykes – these are the most common structural feature and consist of swarms of two to seven individual dykes (shown in bright green in Figure 17.8). They are generally en-echelon in surface expression with right lateral movements. They have intruded along pre-existing felsic joint directions. The displacement along these features is not thought to be excessive (~1 – 10 metres), but their en-echelon nature causes disruption and faulting of the adjacent rocks.

4)	Dyke related en-echelon faults – these faults, resulting from dyke intrusion, are common in surface expression. They comprise of quartz, calcite and mylonite/breccia infill and trend between 150 and 180 degrees.

5)	NNW-SSE, E-W (WNW-ESE), NNE-SSW lineaments. Found on the Landsat images, showing as lines of trees or bushes on the orthophotos. These could be pre Bushveld structures that have manifested their signature or they could be minor thrust traces (part of the red traces shown in Figure17.8).

6)	Normal and Reverse faults – observed underground at Hackney area with throws of up to ~5 metres, they can be nested fault zones with alternating up and down throws. These features are not observed on surface and are not obvious from the borehole drilling. They are likely to pose a structural complication. Therefore special attention should be applied to the mapping and interpretation of these features.

Observations from Lebowa indicate that dyke/fault/joint features do not pose any significant problems.

17.2.6   Geological Loss Determination

A detailed Geological Loss Report for the Ga-Phasha project has been compiled by Gernot Langwieder (December 2004) entitled: Geological Loss Estimation, Ga-Phasha JV PGE Project. The following paragraphs summarise the finding of the above mentioned report.

Geological losses have been determined based on the information gained as a result of the following activities or components:

1)	surface exploration drilling (logging, assay etc)

2)	Datamine modelling – digital terrain model (DTM) surfaces

3)	surface mapping

4)	trenching

5)	aeromagnetic information

6)	aerial photography

7)	landsat imagery

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8)	surrounding mines a where the Merensky Reef is being mined

9)	historical information (previous reports)

Geological losses have been categorised into the following criterion for the Ga-Phasha project:

1)	Potholes

2)	Faults

3)	Dykes

4)	Replacement pegmatite

Table 17.2 summarises the geological losses that have been applied to the Klipfontein, Paschaskraal resource tabulations in 2006.

Table 17.2: Geological loss summary.

FARM	Potholes	Faults	Dykes	Replacement pegmatite	TOTAL GEOLOGICAL LOSS
	%	%	%	%	%
Paschaskraal	13	6	3	5	27
Klipfontein	13	6	3	5	27

The geological loss of Klipfontien has been reduced from 35 percent in the previous study to 27 percent in this study. The reason for the decrease is due to the “Mega Slump” (See figure 9.1) being excluded from the resource evaluations.

17.2.7   Merensky Reef Geozone Definitions

Geological domains (geozones) were interpreted from first principles. Each reef intersection together with the respective deflections and surrounding boreholes, were interrogated with respect to abnormal lithologies above and below the reef contacts, inter and intra reef thicknesses and chromitite development and grade profiles. The intersections were then flagged into three geozones namely, Normal, Pothole Edge and Pothole type.

The limits of the three geozones were then spatially constrained. Figure 17.9 below illustrates the three geozones. The red circles represent pothole intersections. Pothole intersections on the Klipfontien boundary have been delineated by the blue polygon and commonly referred to as the “Mega Slump”. The green polygon encloses the Pothole edge type intersections. All resources within the “Mega Slump” have been excluded from the resource evaluation. Isolated pothole intersections on Pashaskraal have been excluded from the dataset used in resource estimation, however the loss of these resources are accounted for in the geological loss determinations.

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Figure 17.9 showing the 3 Geozones

17.2.8   Classical Statistics

The following statistics tables have been derived from the validated borehole composite files and represent the “Hangingwall 10 centimetres”, “MR Reef” and “Footwall 30 centimetres and 45 centimetres” information, and includes borehole data from the neighbouring Anglo Platinum lease areas:

•	Reef width (uncorrected width=Length and corrected width=Truethk)

•	Reef grade

•	Density

•	Copper percentage (%)

•	Nickel percentage (%)

•	Platinum grade

•	Palladium grade

•	Rhodium grade

•	Gold grade

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These tables illustrate the borehole data, by recording the number of composited reef intersections (Records) and the actual number of data points/intersections (Samples) with real values. The minimum, maximum range, mean, variance and standard deviation are reported. The following tables represent the borehole statistics prior to any cutting or capping or further modification but after regression of missing prills.

The following Table 17.3 reports the Hangingwall “10 centimetres” borehole composite statistics.

Table 17.3: Hangingwall “10 centimetres” Classical statistics

UNIT	FIELD	NRECORDS	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
HW 10cm	PGE	260.00	222.00	0.0200	17.3230	17.3030	3.5290	13.0090	3.6068
HW 10cm	PT	260.00	222.00	0.0019	10.5100	10.5081	2.0970	4.7213	2.1729
HW 10cm	PD	260.00	222.00	0.0019	5.5505	5.5486	1.0129	1.2926	1.1369
HW 10cm	RH	260.00	222.00	0.0001	0.6514	0.6512	0.1002	0.0111	0.1054
HW 10cm	AU	260.00	222.00	0.0161	1.9783	1.9622	0.3189	0.0858	0.2929
HW 10cm	CU	260.00	190.00	0.0088	0.2910	0.2822	0.1194	0.0026	0.0510
HW 10cm	NI	260.00	190.00	0.0388	1.0500	1.0112	0.2722	0.0163	0.1278
HW 10cm	SG	260.00	142.00	3.0700	3.8400	0.7700	3.4056	0.0145	0.1205

The following Table 17.4 reports the initial Merensky Reef borehole composite statistics, weighted on length.

Table 17.4: Merensky Reef Classical statistics

UNIT	FIELD	NRECORDS	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
MR	LENGTH	257	257	0.149994	1.820008	1.670014	0.87722	0.095006	0.308231
MR	TRUETHK	257	257	0.144883	1.779647	1.634764	0.849572	0.089044	0.298403
MR	USE	257	257	1	1	0	1	—	—
MR	PGE	257	219	0.771761	16.34	15.56824	4.950067	9.275955	3.045645
MR	PT	257	219	0.475732	11.05	10.57427	3.044573	3.220672	1.794623
MR	PT	257	219	0.064171	6.667303	6.603132	1.407544	1.100718	1.049151
MR	RH	257	219	0.014145	0.67	0.655855	0.174657	0.01307	0.114325
MR	AU	257	219	0.031317	1.380889	1.349572	0.323294	0.062953	0.250905
MR	CU	257	187	0.005415	0.361233	0.355818	0.092548	0.004689	0.068476
MR	NI	257	187	0.026984	0.688803	0.661819	0.231841	0.015864	0.125954
MR	SG	257	137	3.018442	3.65	0.631558	3.410145	0.011398	0.106764

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The following Table 17.5 reports the Merensky Reef Footwall 30 centimetres borehole composite statistics.

Table 17.5: Merensky Reef Footwall “30 centimetres” Classical statistics

UNIT	FIELD	NRECORDS	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
FW30	LENGTH	217	217	0.260	0.300	0.040	0.300	0.000	0.003
FW30	USE	217	217	1.000	1.000	0.000	1.000	—	—
FW30	PGE	217	217	0.020	39.921	39.901	3.407	18.552	4.307
FW30	PT	217	217	0.003	26.052	26.050	2.096	7.185	2.680
FW30	PD	217	217	0.009	11.593	11.584	1.015	1.921	1.386
FW30	RH	217	217	0.001	1.734	1.733	0.145	0.037	0.192
FW30	AU	217	217	0.005	0.952	0.947	0.151	0.038	0.195
FW30	CU	217	189	0.000	0.282	0.282	0.032	0.002	0.040
FW30	NI	217	189	0.010	0.566	0.556	0.109	0.007	0.081
FW30	SG	217	143	2.919	3.773	0.854	3.301	0.022	0.149
The following Table 17.6 reports the Merensky Reef Footwall 45 centimetres borehole composite statistics.

Table 17.6: Merensky Reef Footwall “45 centimetres” Classical statistics

UNIT	FIELD	NRECORDS	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
FW45	LENGTH	208	208	0.367	0.450	0.083	0.447	0.000	0.013
FW45	USE	208	208	0.000	1.000	1.000	0.986	0.014	0.119
FW45	PGE	208	208	0.020	32.162	32.142	2.906	13.252	3.640
FW45	PT	208	208	0.003	20.469	20.466	1.754	4.893	2.212
FW45	PD	208	208	0.009	9.558	9.549	0.893	1.448	1.203
FW45	RH	208	208	0.001	1.639	1.639	0.121	0.027	0.166
FW45	AU	208	208	0.007	0.964	0.957	0.138	0.029	0.170
FW45	CU	208	181	0.000	0.240	0.240	0.030	0.001	0.037
FW45	NI	208	181	0.010	0.489	0.479	0.103	0.005	0.071
FW45	SG	208	137	2.924	3.774	0.850	3.285	0.023	0.151

Note: The composite lengths for the Footwall 30 and 45 centimetres are based on actual downhole lengths and have not been corrected for true thickness.

Histograms and scatterplots

Hangingwall “10 centimetres” Histograms (graphs are in Appendix 2)

The histograms are restricted to the borehole information of the composited “hangingwall” dataset. Data from the neighboring farms have been included in the statistical and geostatistical analysis. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. These histograms may exclude boreholes that were cut for the semivariogram analysis. The validated borehole grade,

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thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in Appendix 2.

1)	Borehole PGE values show a distribution with 222 data points ranging in value from 0.02 to 17.32 grams per tonne with a mean of 3.53 grams per tonne.

2)	Borehole platinum (Pt) prill values show a distribution with 222 data points ranging in value from 0.0018 to 10.51 grams per tonne with a mean of 2.09 grams per tonne.

3)	Borehole palladium (Pd) prill values show a distribution with 222 data points ranging in value from 0.0018 to 5.55 grams per tonne with a mean of 1.01 grams per tonne.

4)	Borehole rhodium (Rh) prill values show a distribution with 222 data points ranging in value from 0.00012 to 0.65 grams per tonne with a mean of 0.10 grams per tonne.

5)	Borehole gold (Au) prill values show a distribution with 222 data points ranging in value from 0.016 to 1.97 grams per tonne with a mean of 0.32 grams per tonne.

6)	Borehole copper (Cu) values show a distribution with 190 data points ranging in value from 0.008 to 0.29 percent with a mean of 0.12 percent.

7)	Borehole nickel (Ni) values show a distribution with 190 data points ranging in value from 0.038 to 1.05 percent with a mean of 0.272 percent.

8)	Borehole density values show a distribution with 142 data points ranging in value from 3.07 to 3.84 with a mean of 3.40.

Merensky Reef Histograms (graphs are in Appendix 2)

The histograms are based on the borehole information of the composited reef, including both the “Normal” and “Pothole Edge” domains. Variography was performed on only the “Normal” reef domain, with the same parameters being applied to the “Pothole Edge” domain. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis.

1)	Borehole PGE values show a positively skewed distribution with 220 data points ranging in value from 0.77 to 16.34 grams per tonne with a mean of 4.96 grams per tonne.

2)	Borehole thickness (TRUETHK) values show a distribution with 247 data points ranging in value from 0.3 to 1.78 metres with a mean of 0.88 metres.

3)	Borehole platinum (Pt) prill values show a positively skewed distribution with 220 data points ranging in value from 0.475 to 11.05 grams per tonne with a mean of 3.048 grams per tonne.

4)	Borehole palladium (Pd) prill values show a positively skewed distribution with 222 data points ranging in value from 0.064 to 7.405 grams per tonne with a mean of 1.463 grams per tonne.

5)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 222 data points ranging in value from 0.014 to 0.67 grams per tonne with a mean of 0.177 grams per tonne.

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6)	Borehole gold (Au) prill values show a positively skewed distribution with 224 data points ranging in value from 0.031 to 1.38 grams per tonne with a mean of 0.329 grams per tonne.

7)	Borehole copper (Cu) values show a positively skewed distribution with 192 data points ranging in value from 0.005 to 0.36 percent with a mean of 0.094 percent.

8)	Borehole nickel (Ni) values show a positively skewed distribution with 192 data points ranging in value from 0.026 to 0.779 percent with a mean of 0.235 percent.

9)	Borehole density values show a normal distribution with 141 data points ranging in value from 3.01 to 3.65 with a mean of 3.41.

Footwall 30 centimetres Histograms (graphs in Appendix 2)

The histograms are based on the borehole information of the composited reef for the 30 footwall component. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. The validated borehole grade, thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in Appendix 2.

1)	Borehole PGE values show a positively skewed distribution with 217 data points ranging in value from 0.02 to 39.920 grams per tonne with a mean of 3.407 grams per tonne.

2)	Borehole platinum (Pt) prill values show a positively skewed distribution with 217 data points ranging in value from 0.002 to 26.05 grams per tonne with a mean of 2.096 grams per tonne.

3)	Borehole palladium (Pd) prill values show a positively skewed distribution with 217 data points ranging in value from 0.008 to 11.59 grams per tonne with a mean of 1.015 grams per tonne.

4)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 217 data points ranging in value from 0.0005 to 1.73 grams per tonne with a mean of 0.145 grams per tonne.

5)	Borehole gold (Au) prill values show a positively skewed distribution with 217 data points ranging in value from 0.0005 to 0.95 grams per tonne with a mean of 0.151 grams per tonne.

6)	Borehole copper (Cu) values show a positively skewed distribution with 189 data points ranging in value from 0.0003 to 0.28 percent with a mean of 0.032 percent.

7)	Borehole nickel (Ni) values show a positively skewed distribution with 189 data points ranging in value from 0.01 to 0.0.565 percent with a mean of 0.109 percent.

8)	Borehole density values show a normal distribution with 143 data points ranging in value from 2.91 to 3.77 with a mean of 3.30.

Footwall 45 centimetres Histograms (graphs in Appendix 2)

The histograms are based on the borehole information of the composited reef for the 45 centimetres footwall component. These histograms are sourced from the Snowden

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“Supervisor” software which was used for the semivariogram analysis. The validated borehole grade, thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in Appendix 4.

1)	Borehole PGE values show a positively skewed distribution with 208 data points ranging in value from 0.02 to 32.16 grams per tonne with a mean of 2.90 grams per tonne.

2)	Borehole platinum (Pt) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0027 to 20.46 grams per tonne with a mean of 1.75 grams per tonne.

3)	Borehole palladium (Pd) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0087 to 9.55 grams per tonne with a mean of 0.893 grams per tonne.

4)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 208 data points ranging in value from 0.00055 to 1.63 grams per tonne with a mean of 0.121 grams per tonne.

5)	Borehole gold (Au) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0068 to 0.964 grams per tonne with a mean of 0.138 grams per tonne.

6)	Borehole copper (Cu) values show a positively skewed distribution with 181 data points ranging in value from 0.0004 to 0.0.24 percent with a mean of 0.0.030 percent.

7)	Borehole nickel (Ni) values show a positively skewed distribution with 181 data points ranging in value from 0.01 to 0.48 percent with a mean of 0.103 percent.

8)	Borehole density values show a normal distribution with 181 data points ranging in value from 2.92 to 3.28 with a mean of 3.28.

Grade versus Thickness Scatterplots (graphs are in Appendix 2)

In order to determine whether it was necessary to krig the PGE accumulation, the relationship between the PGE grade and Merensky Reef channel width was investigated.

17.2.9	Cutting Strategy

A cutting strategy procedure was followed to exclude those boreholes that contained abnormal values. The initial database validation procedure would have already identified a number of boreholes and/or underground sample sections with abnormal grade values or thicknesses, therefore all validated intersections were used in the estimations. After reviewing the Merensky Reef histograms and cumulative frequency plots, cuts were applied to improve the variography.

The following cuts were applied to the respective datasets:

•	FW 30: PGE Cut at 14 grams per tonne

•	FW 45: PGE Cut at 27 grams per tonne

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For the Merensky Reef, all intersections less than 0.3 metres were excluded from the variography.

The following Cuts were applied to the Merensky Reef

• Platinum	–	cut at 12 grams per tonne

• Palladium	–	cut at 8 grams per tonne

• Rhodium	–	cut at 0.68 grams per tonne

• Gold	–	not cut

• Copper	–	not cut

• Nickel	–	cut at 0.7 percent

17.2.10	Merensky Reef Variography (graphs are shown in Appendix 3)

The Snowden “Supervisor” software was used for the semivariogram analysis. Variograms were generated on the composited cut data files. Since the distributions were normal, variograms were modelled using the untransformed data for motherholes and deflections. The previous database was replaced with the updated database in “Supervisor” in order to compare the previous variography with the updated dataset. In general, the additional data points served to confirm the existing variogram models, and in some cases, only minor adjustments to the variogram parameters were made.

Since the software allows the lag distance to be dynamically varied, the determination of the nugget and spatial variance for the different structures was performed at appropriate lags. Anisotropy was apparent in some variance contours but it was felt that this was due to the data distribution. The adoption of an isotropic model would enable the data to impart the required orientation rather than forcing an anisotropy onto the estimation.

17.2.11	Merensky Reef Geotechnical Considerations

The upper limit of the Merensky Reef is a chromitite stringer, without any parting plans within the immediate hangingwall of the top reef contact to pose an impact on mining. In general however, it is expected that mining operations will introduce hangingwall dilutions. A 10 centimetres hanging wall dilution model was created to account for this overbreak.

The first 10 centimetres of the samples above the Merensky Reef contact was composited into a single sample and formed the dataset for the evaluation of the hanging wall overbreak.

Figure 17.10 below illustrates the PGE distributions within the immediate 10 centimetres of hangingwall above the reef contact.

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Figure 17.10: PGE distributions of the Hanging Wall 10 centimetres Model.

The hangingwall PGE grade varies between 0.8 up to 8 grams per tonne. The hanging wall grades appear to be higher on the Paschaskraal boundary. The hangingwall PGE grades seem to decrease at close proximity to the “Mega Slump” feature.

17.2.12	Merensky Reef Mining Considerations

At Ga-Phasha the Merensky Reef Resource cut is made up of three components namely:

1)	upper portion – hangingwall dilution (hanging wall 10 centimetres)

2)	main portion – Merensky Reef

3)	lower portion – footwall pegmatoidal pyroxenite

A Resource cut grade and width has been calculated, using length and density weighting of the individual components, to generate a variable width in-situ mineable resource for a targeted minimum mining width of 90 centimetres.

The following criteria are used to determine the optimum mineable resource cut:

1.	The 10 centimetres hangingwall, entire Merensky Reef Main portion and a minimum of 10 centimetres Footwall must be included in the mineable resource cut.

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2.	The Footwall 30 and 45 centimetres models are contoured according to PGE grades. A 2 grams per tonne t cutoff was used as a guideline to demarcate areas where the footwall grades are greater than 2 grams per tonne PGE. If the 30 centimetres cut is above the 2 grams per tonne and the 45 centimetres cut below 2 grams per tonne, the 30 centimetres cut is used. If both the 30 centimetres and 45 centimetres cuts are above 2 grams per tonne, then the 45 centimetres cut is used. If the footwall cuts are less than 2 grams per tonne, then the 10 centimetres footwall cut is added.

3.	A minimum of 90 centimetres stope-cut is assumed, therefore in areas where the hangingwall, plus Merensky Reef, plus footwall is less than 90 centimetres, the appropriate footwall model is added to reach the 90 centimetres stope cut.

Each of these components has their own statistical parameters and was modelled individually using the procedure and parameters discussed in Section 17.2.13 below.

17.2.13	Merensky Reef Modelling

Summary:

•	Two dimensional (2D) geological resource models were created.

•	Surface topography was modelled as a digital terrain model (DTM).

•	The geological resource model covered the Paschaskraal and Klipfontein farm area.

•	The Merensky Reef top reef contact DTM was generated.

•	Weathering/oxidation perimeters were determined using a 40 metres isopach contour (Merensky Reef DTM to Topography DTM adjusted by 40 metres).

•	Dip corrected borehole composites were determined from validated, regressed intersections.

•	Ordinary kriging was used for estimating grade, thickness, prills, base metals and density.

•	The parent block size used was 500 metres*500 metres with subcell splitting on the outcrop and geodomain boundaries to improve the contact definition.

•	The hangingwall dilution PGE grade, prills, base metals and density was modeled using parent cell estimation.

•	The Merensky Reef PGE, platinum, palladium, rhodium, gold, copper and nickel grade, thickness and specific gravity were modelled.

•	The Footwall 30 and 45 centimetres PGE grade, thickness, prills, base metals and density was modeled.

•	A Resource cut (MINCUT), PGE grade (PGE-S), was determined based on mine requirements of the mineable resource cut.

•

A prill and base metal grades, platinum prill (PT-S), palladium prill (PD-S), rhodium prill (RH-S), gold prill (AU-S), copper prill (CU-S) and nickel prill (NI-S) was determined on requirements of the resource cut.

•	A prill split percentage, PT percent, PD percent, RH percent and AU percent was determined for the resource cut.

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•	A length weighted density (SG-S) was determined for the Resource cut width.

•	Tonnage calculation was based upon:

•	Kriged density

•	Dip correction factor

•	Geological loss factor

•	Calculated resource cut.

Procedure:

Data Validation:

•	The validated, checked Sable borehole database files imported into Datamine.

•	Validation macros run in Datamine, errors checked and edits performed in Sable (for the boreholes) before re-importation (multiple procedure).

•	Validation and editing of the Merensky Reef lithology.

•	All “reef” stratigraphy was colour coded.

•	Validation macros run in Datamine, warnings checked.

•	Boreholes were excluded for the following reasons:

•	Incomplete intersections

•	Incomplete sample coverage

•	Problematic lithology/assay correlation

•	Pothole intersection (potential pothole intersections – abnormal lithology or abnormal parting widths.

Compositing:

•	The data was composited into:

•	Hangingwall dilution component

•	Merensky Reef

•	Footwall 30 and 45 centimetres components

Classical Statistics:

•	As referred to in above:

•	Hangingwall (10 centimetres) composites.

•	Merensky Reef composites (boreholes).

•	Footwall 30 and 45 centimetres composites.

Spatial Statistics:

The following grades and thicknesses were kriged:

•	Hangingwall composites

•	Merensky Reef composites

•	Footwall 30 and 45 centimetres composites

Estimation:

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•	Hangingwall 10 centimetres dilution PGE, platinum, palladium, rhodium, gold, copper and nickel grade and specific gravity

•	Merensky Reef PGE, platinum, palladium, rhodium, gold, copper and nickel grade, density and thickness

•	Footwall 30 and 45 centimetres PGE, platinum, palladium, rhodium, gold, copper and nickel grade and density (specific gravity)

Resource cut determination:

Combined grade, prill, base metals, thickness, density were calculated for the stope width (minimum 90 centimetres) to report:

•	PGE-S – PGE grade

•	WID-S – thickness (hanging wall + Merensky Reef + footwall)

•	SG-S – density

•	CMGT-S – for the Resource cut

•	PT-S – platinum prill grade for the Resource cut

•	PD-S – palladium prill grade for the Resource cut

•	RH-S – rhodium prill grade for the Resource cut

•	AU-S – gold prill grade for the Resource cut

•	CU-S – copper percentage for the Resource cut

•	NI-S – nickel percentage for the Resource cut

•	PT percent – platinum percentage for the Resource cut

•	PD percent – palladium percentage for the Resource cut

•	RH percent – rhodium percentage for the Resource cut

•	AU percent – gold percentage for the Resource cut.

Modelling Parameters:

A kriging neighbourhood study was undertaken on the Ga-Phasha project Merensky Reef borehole dataset. Two areas were investigated, a poor and a better informed data area.

Figure 17.11 shows examples of better informed area and poor data area, denoted by red model cells.

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Figure 17.11: Spatial distribution of boreholes, showing well and poorly informed areas

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Figure 17.12 shows that within the better informed area the kriging efficiency is greater than 0.7 and the kriging variance is less than 0.2 when the block size exceed 200 metres. However, the curves achieve stability at a block size of ~500 metres.

Figure 17.12: Better informed area.

Figure 17.13 shows that within a poorly informed area the kriging efficiency and kriging variance only begin to stabilize at a block size of greater than ~500 metres.

Figure 17.13: Poorly informed area.

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The graphs suggest that appropriate Datamine cell dimensions for the current data spread is 500 metres*500 metres.

Figure 17.14: Sample Search

Figure 17.14 indicates that the improvement is the grade estimate stabilizers at a min of 10 samples.

The minimum and the maximum number of samples required within the search ellipse for kriging are identical for all variables relating to the Merensky Reef (PGE grade, prills, base metals, thickness and density), except for THK-MR and NI-MR. The maximum number of samples was reduced to 15 for the THK-MR and NI-MR. This was done to reduce the effect of negative kriging weights.

Table 17.7 reports the search volume and the number of samples needed for grade estimation for the various elements. The description column, DESC, identifies the element and unit i.e. PGE-MR (Merensky Reef 4PGE grade), WID-MR (thickness), CU- MR (copper), NI- MR (nickel), DEN- MR (density), PT- MR (platinum), PD- MR (palladium), RH- MR (rhodium) and AU- MR (gold). The Hangingwall and Footwall Pegmatoid components are labeled with a *-HW or *-15 respectively.

The search parameter distance for each individual component is listed in the SDIST1 and SDIST2 columns. The dimensions used are the same as the maximum variogram range per element. Generally, a minimum of 7 and maximum of 20 samples was used in the estimation.

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Table 17.7: Search parameter summary (File: SPAR06)

SREF	DESC	SDIST	SDIST	SDIST	MIN	MAX	SVOL	MIN	MAX	SVOL	MIN	MAX
NUM		1	2	3	1	1	FAC2	2	2	FAC3	3	3
1	PGE-MR	625.5	625.5	625.5	7	20	1.5	7	30	10	5	50
2	THK-MR	2088	2088	2088	7	15	1.5	7	30	10	5	50
3	PT-MR	789.5	789.5	789.5	7	20	1.5	7	30	10	5	50
4	PD-MR	571	571	571	7	20	1.5	7	30	10	5	50
5	RH-MR	780.5	780.5	780.5	7	20	1.5	7	30	10	5	50
6	AU-MR	1143	1143	1143	7	20	1.5	7	30	10	5	50
7	CU-MR	1093	1093	1093	7	20	1.5	7	30	10	5	50
8	NI-MR	1169	1169	1169	7	15	1.5	7	30	10	5	50
9	SG-MR	551.5	551.5	551.5	7	20	1.5	7	30	10	5	50
10	CMGT-MR	1135	1135	1135	7	20	1.5	7	30	10	5	50
31	PGE-30	481	481	481	7	20	1.5	7	30	10	5	50
32	PT-30	625.5	625.5	625.5	7	20	1.5	7	30	10	5	50
33	PD-30	422.5	422.5	422.5	7	20	1.5	7	30	10	5	50
34	RH-30	391.5	391.5	391.5	7	20	1.5	7	30	10	5	50
35	AU-30	731	731	731	7	20	1.5	7	30	10	5	50
36	CU-30	881	881	881	7	20	1.5	7	30	10	5	50
37	NI-30	900.5	900.5	900.5	7	20	1.5	7	30	10	5	50
38	SG-30	480	480	480	7	20	1.5	7	30	10	5	50
451	PGE-45	550	550	550	7	20	1.5	7	30	10	5	50
452	PT-45	465	465	465	7	20	1.5	7	30	10	5	50
453	PD-45	625	625	625	7	20	1.5	7	30	10	5	50
454	RH-45	300	300	300	7	20	1.5	7	30	10	5	50
455	AU-45	731	731	731	7	20	1.5	7	30	10	5	50
456	CU-45	815	815	815	7	20	1.5	7	30	10	5	50
457	NI-45	745	745	745	7	20	1.5	7	30	10	5	50
458	SG-45	475	475	475	7	20	1.5	7	30	10	5	50
100	HW PGE	820	820	820	7	30	1.5	7	30	50	10	50
101	HW PT	820	820	820	7	30	1.5	7	30	50	10	50
102	HW PD	820	820	820	7	30	1.5	7	30	50	10	50
103	HW RH	820	820	820	7	30	1.5	7	30	50	10	50
104	HW AU	820	820	820	7	30	1.5	7	30	50	10	50
105	HW CU	820	820	820	7	30	1.5	7	30	50	10	50
106	HW NI	820	820	820	7	30	1.5	7	30	50	10	50
107	HW SG	820	820	820	7	30	1.5	7	30	50	10	50

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The variogram model parameter file in which each record defines a variogram model type and its parameters is shown in Table 17.8.

Table 17.8: Variogram model parameter summary (File: VARPAR06).

VREF	DESC	NUGGET	ST1	ST1	ST1	ST1	ST2	ST2	ST2	ST2	ST3	ST3	ST3	ST3
NUM			PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4
1	PGE-MR	0.65	317	317	317	0.01	625.5	625.5	625.5	0.34	—	—	—	—
2	THK-MR	0.14	385	385	385	0.47	846	846	846	0.17	2088	2088	2088	0.22
3	PT-MR	0.7	460	460	460	0.15	789.5	789.5	789.5	0.15
4	PD-MR	0.46	361.5	361.5	361.5	0.29	571	571	571	0.25
5	RH-MR	0.74	780.5	780.5	780.5	0.26	—	—	—	—
6	AU-MR	0.65	1143	1143	1143	0.35	—	—	—	—
7	CU-MR	0.47	513.5	513.5	513.5	0.12	1093	1093	1093	0.41
8	NI-MR	0.39	741.5	741.5	741.5	0.23	1169	1169	1169	0.38
9	SG-MR	0.19	328	328	328	0.55	551.5	551.5	551.5	0.26
10	CMGT-MR	0.57	831.48	831.48	831.48	0.06	1135.0	1135.0	1135.0	0.37
31	PGE-30	0.69	481	481	481	0.31	—	—	—	—
32	PT-30	0.75	625.5	625.5	625.5	0.25	—	—	—	—
33	PD-30	0.66	422.5	422.5	422.5	0.34	—	—	—	—
34	RH-30	0.9	391.5	391.5	391.5	0.1	—	—	—	—
35	AU-30	0.58	731	731	731	0.42	—	—	—	—
36	CU-30	0.47	881	881	881	0.53	—	—	—	—
37	NI-30	0.52	900.5	900.5	900.5	0.48	—	—	—	—
38	SG-30	0.19	480	480	480	0.81	—	—	—	—
451	PGE-45	0.64	550	550	550	0.36	—	—	—	—
452	PT-45	0.69	465	465	465	0.31	—	—	—	—
453	PD-45	0.57	625	625	625	0.43	—	—	—	—
454	RH-45	0.82	300	300	300	0.18	—	—	—	—
455	AU-45	0.58	731	731	731	0.42	—	—	—	—
456	CU-45	0.47	815	815	815	0.53	—	—	—	—
457	NI-45	0.52	745	745	745	0.48	—	—	—	—
458	SG-45	0.16	475	475	475	0.84	—	—	—	—
100	HW PGE	0.31	430	430	430	0.42	735	735	735	0.27
101	HW PT	0.3	420	420	420	0.35	820	820	820	0.35
102	HW PD	0.36	412	412	412	0.45	584	584	584	0.19
103	HW RH	0.35	434	434	434	0.34	574	574	574	0.31
104	HW AU	0.56	449	449	449	0.21	660	660	660	0.23
105	HW CU	0.65	419	419	419	0.04	714	714	714	0.31
106	HW NI	0.7	540	540	540	0.3	—	—	—	—
107	HW SG	0.38	340	340	340	0.62	—	—	—	—

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The estimation parameter file (see Table 17.9) describes an estimation method and its associated parameters, the fields are dependent on the estimation method selected. The most important components within the estimation parameter file are the VREFNUM (variogram reference number) and the IMETHOD (estimation method). Ordinary kriging is the method of estimation used (IMETHOD=3).

The VALUE_OUT field defines the field name that is used in the output model for the estimated element concerned.

Table 17.9: Estimation parameter summary (File: EPAR06)

VALUE_IN	VALUE_OU	SVOL_F	VAR_F	SREFNUM	IMETHOD	POWER	VREFNUM
PGE	PGE-MR	SV-PGE	KV-PGE	1	3		1
TRUETHK	WID-MR	SV-WID	KV-WID	2	3		2
PT	PT-MR	SV-PT	KV-PT	3	3		3
PD	PD-MR	SV-PD	KV-PD	4	3		4
RH	RH-MR	SV-RH	KV-RH	5	3		5
AU	AU-MR	SV-AU	KV-AU	6	3		6
CU	CU-MR		KV-CU	7	3		7
NI	NI-MR		KV-NI	8	3		8
SG	SG-MR		KV-SG	9	3		9
PGEMGT	PGMGT-MR	SV-PGMGT	KV-PGMGT	10	3		10
PGE	PGE-30	SV-PGE30	KV-PGE30	31	3		31
PT	PT-30	SV-PT30	KV-PT30	32	3		32
PD	PD-30	SV-PD30	KV-PD30	33	3		33
RH	RH-30	SV-RH30	KV-RH30	34	3		34
AU	AU-30	SV-AU30	KV-AU30	35	3		35
CU	CU-30	SV-CU30	KV-CU30	36	3		36
NI	NI-30	SV-NI30	KV-NI30	37	3		37
SG	SG-30	SV-SG30	KV-SG30	38	3		38
PGE	PGE-45	SV-PGE45	KV-PGE45	451	3		451
PT	PT-45	SV-PT45	KV-PT45	452	3		452
PD	PD-45	SV-PD45	KV-PD45	453	3		453
RH	RH-45	SV-RH45	KV-RH45	454	3		454
AU	AU-45	SV-AU45	KV-AU45	455	3		455
CU	CU-45	SV-CU45	KV-CU45	456	3		456
NI	NI-45	SV-NI45	KV-NI45	457	3		457
SG	SG-45	SV-SG45	KV-SG45	458	3		458
PGE	PGE-HW	HPGEVOL	KPGE-HW	100	3		100
PT	PT-HW	HPTVOL	KPT-HW	101	3		101
PD	PD-HW	HPDVOL	KPD-HW	102	3		102
RH	RH-HW		KRH-HW	103	3		103
AU	AU-HW		KAU-HW	104	3		104
CU	CU-HW		KCU-HW	105	3		105
NI	NI-HW		KNI-HW	106	3	2	106
SG	SG-HW		KSG-HW	107	3	2	107

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Model Validation

The data input file (model or data) was segmented into 500 metre wide corridors, from west to east. The mean grade/thickness for each section is determined and recorded against the section line.

The following comparisons were conducted:

•	Bore hole data distribution versus resource classification in the measured and indicated categories

•	Merensky Reef thickness – 500 metre west-east corridors

•	Merensky Reef PGE grade – 500 metre west-east corridors

•	Merensky Reef PT grade – 500 metre west-east corridors

•	Merensky Reef PD grade – 500 metre west-east corridors

17.2.14 Merensky	Reef Resource Estimate

The mineral resources were categorized according to the South African Code for Reporting Mineral Resources and Mineral Reserves (the “SAMREC Code”) March 2000 guidelines by Anglo Platinum’s in-house qualified person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Standards”) which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result.

The following tables summarizes the results of the resource estimates:

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Table 17.10: Merensky Reef

Resource Cut Mineral Resources1, 4 over a minimum width of 0.90 metres

Paschaskraal and Klipfontein Farms

Horizon	Category	Width (metres)	Tonnes (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE Ounces[5] (millions)
REGOLITH	Measured	1.44	0.83	4.05	2.44	1.25	0.14	0.23	0.11
	Indicated	1.52	4.15	4.16	2.52	1.23	0.13	0.28	0.55
	Measured + Indicated	1.51	4.98	4.14	2.51	1.23	0.13	0.27	0.66
REMNANT	Measured	1.48	7.54	4.35	2.63	1.33	0.15	0.24	1.05
	Indicated	1.38	44.05	4.70	2.94	1.30	0.17	0.28	6.65
	Measured + Indicated	1.40	51.59	4.65	2.89	1.30	0.17	0.27	7.71
	Inferred	1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14
Total Measured + Indicated		1.43	56.57	4.61	2.86	1.29	0.17	0.27	8.37

Total Inferred		1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold;
[3]	Grades for individual elements are estimated from prill assays to tally 4PGM.
[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% is currently attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%.

17.2.15 Resource	Classification

The resource classification is based on the following criteria:

•	Borehole distribution

•	Kriging efficiency

•	Kriging variance

•	Search volume parameters

•	Model verses data validation

•	Geological framework

•	Aeromagnetic survey information

•	Seismic information (if applicable)

•	Mining history (if applicable)

•	Risk assessment

•	Competent person assessment/over-write

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The figure below shows the final Merensky Reef resource classification plot.

Figure 17.15: Final Merensky Reef resource classification

17.2.16 Resource	Estimate and Classification Avoca and De Kamp Farms

The resources for Avoca and de Kamp were assigned the same grade, resource cut width and density as the up dip inferred resources on the Klipfontein and Pashaskraal farms. The tonnage calculated was determined from the total area of the individual farms concerned (Avoca 21.21 million m2 and De Kamp 18.33 million m2) and the dip correction (16 degrees) applied was as per the up dip farms. Grades, widths and specific gravity values are derived from the up dip resources for Paschaskraal (for DeKamp) and Klipfontein (for Avoca). Geological losses applied are 32%. The inferred mineral resources are:

Table 17.11 Merensky Reef

Resource Cut Mineral Resources1,4 Avoca and DeKamp Farms

Category	Width (metres)	Tonnes (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE[5] Ounces (millions)
Total Inferred	1.30	122.50	4.48	2.71	1.33	0.16	0.28	17.64

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold
[3]	Grades for individual elements are estimated from prill assays tally 4PGE.

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[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% is currently attributable to Anooraq.
[5]	Metallurgical Recoveries azre assumed to be 100%

17.2.17 Grade	cut-off

Minefill completed an analysis of the estimate using a grade cut-off and a 0.90 metre width. Based on their analysis, the resources in Tables 17.11 and 17.12 are equivalent to a 2.6 g/t 4PGE cut-off, using metal prices of US$778/oz for platinum, US$288/oz for paladium, US$1374/oz for rhodium and US$400/oz for gold and an ZAR:US$ exchange rate of 8.16.

17.3  UG2 Resource Estimate

17.3.1  Data sources

17.3.1.1  Boreholes

At the time of the estimate, the database available contains 619 UG2 intersections either as single boreholes or boreholes containing up to six deflections, of which 583 occur within the Ga-Phasha property.

Certain boreholes were drilled for metallurgical purposes and therefore only contain UG2, hangingwall and footwall stratigraphic information.

17.3.1.2  Database summary

The following table summarises the validated borehole database information used for the compilation of the June 2006 UG2 resource model. The database included boreholes from the neighboring properties, a total of 19 reef intersections from Lebowa and 17 reef intersections from Twickenham Mines.

Table 17.12 UG2 Borehole database summary

BOREHOLE DATABASE	TOTAL
Number of “parent” boreholes :	322
Number of Motherhole+deflections:	899
BOREHOLE UG2 REEF INTERSECTIONS
Number of UG2 “parent” boreholes	230
Number of UG2 Motherhole+deflections	619
Number of UG2 Motherhole+deflections PGE ASSAY acceptable	449
Number of UG2 intersections (includes deflections) – PRILL (unregressed)	428
Number of UG2 intersections (includes deflections) – PRILL (regressed data)	21
Number of UG2 intersections (includes deflections) - DENSITY	401
Number of UG2 intersections (includes deflections) - Copper	443
Number of UG2 intersections (includes deflections) - Nickel	443

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17.3.1.3  PGE correction factor

No correction factors have been applied to the early Ga-Phasha boreholes. Exploration holes drilled since 2001 have been assayed at ARC/AARL using the silver prill method which is correction free.

17.3.1.4  Effective date

The final date of data for the UG2 modelling exercise was May 2006.

17.3.1.5  Data Distribution

UG2 Location Plots

The figure below shows the spatial distribution of validated boreholes used for the generation of the UG2 resource model. Orange circles denote all new data points sourced from ongoing exploration since the generation of the December 2004 resource model. Black circles denote all historical data, data from the neighboring farms that were included in the resource evaluation. The UG2 outcrop (purple), Merensky outcrop (orange) and the farm boundaries (grey).

Figure 17.16 Spatial distribution of boreholes

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The figure below shows the 40 metres weathering/oxidation depth perimeter in BLUE. The PURPLE and ORANGE lines show the UG2 and Merensky Reef subcrops, respectively.

Figure 17.17 Weathering/oxidation perimeter

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UG2 Location of validated boreholes with prill data

The figure below shows the spatial distribution of the boreholes with validated assay information. Those boreholes containing prill split information have been used to create regression curves for platinum, palladium, rhodium and gold; which have been used to regress the prill splits for the 20 boreholes that only reported 4PGE values. Figure 17.18 shows those boreholes that only reported 4PGE values.

Figure 17.18 Spatial distribution of boreholes with prill information

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The following figure illustrates those boreholes which will have regressed individual prill element values determined.

Figure 17.19 Spatial distribution of boreholes without assayed prill information

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UG2 Location of validated boreholes with Copper/Nickel data

The figure below shows the spatial distribution of the boreholes containing copper/nickel assay information.

Figure 17.20 Spatial distribution of boreholes with copper/nickel assay information

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UG2 Location of validated boreholes with density data

Figure 17.21 shows the spatial distribution of the boreholes containing density information.

Figure 17.21 Spatial distribution of boreholes with density information.

17.3.2  Data Validation

17.3.2.1  UG2 Database

The borehole database summary is included in Appendix 1.

The Sable borehole database was validated as follows:

•	Validation in Sable to check for overlaps/gaps within individual boreholes/deflections.

•	Validation in Sable to cross-check PGE assay verses individual element assays (prill).

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•	Validation in Datamine/Excel for lithological and assay alignment checking and correlations.

•

An iterative validation-editing cycle was followed to ensure that all corrections were incorporated into the Sable database. Thereafter the Sable data was re-imported and re-validated in Datamine. This editing and re-importation might be necessary a number of times as certain errors might or could have been masked by other errors.

•

Additional fields were added, namely: NSTRAT, SSTRAT, GEOTEC and STATUS. These fields are used for re-interpretation purposes and to ensure that the final borehole file contained identical fields for audit and/or other Datamine processes.

•	The original “STRAT” coding from the Sable databases is maintained.

•	All the Excel files generated are “colour” coded using the NSTRAT/SSTRAT/ GEOTEC field to highlight different lithologies.

The STATUS field is used to identify if a borehole can be used as follows:

•	UG2 Reef Structure and Grade acceptable: STATUS=500

•	UG2 Reef Structural/thickness only: STATUS=510

STATUS codes used at Ga-Phasha are:

•	100 -Merensky Reef (in progress)

•	500 -UG2 Reef

•	511 -Potholed UG2 Reef (PUG2)

•	9 -Slumped reef intersections

•

Spatial validations were performed in Datamine to ensure that the boreholes plotted within the project area and within the UG2 outcrop. The creation of a UG2 digital terrain model (DTM) enabled anomalous elevations to be identified.

•	Only those boreholes with an inclination of between 60 and 90 degrees were used in the geological model grade and thickness estimation processes.

17.3.3  UG2 Compositing

The final validated Datamine de-surveyed file was used for the generation of the necessary UG2 Reef composite file.

Compositing criterion was:

•	Composite over the complete “NSTRAT” or “SSTRAT” unit.

•	Minimum composites reported were 0.01 metres.

•	Since assay gaps within the NSTRAT/SSTRAT units did not exist (part of the validation procedure) the use of default grades did not apply.

•	Only those boreholes with an inclination of between 60 and 90 degrees were used in the geological model grade and thickness estimation processes.

•	The compositing was density and length weighted and corrected for drilling angle and strike/dip to give true thicknesses.

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•	Individual element (Prill) compositing was performed on all the boreholes after regression techniques were applied to determine absent prill values).

The new data’s composited file (ug2f2006) was merged with the previous composite file (ug2f2005) to create ug2006. Composited borehole files from the neighboring farms were merged to create ug2006.2

17.3.4  UG2 Geological Losses

17.3.4.1  UG2 Potholes

Where local changes in strike and dip occur, it is likely that the changes are induced by potholes or rolls, forming depressions or wave-like structures, respectively in the main chromitite.

Potholes are more disruptive to the layering than rolls. Within a pothole, the UG2 Reef might be poorly developed (less than 30 centimetres in thickness) or it might only be represented by the sporadic development of chromitite stringers or blebs of chromitite. The base of the pothole is normally several metres below the expected elevation with the depth to width ratio up to 1:2.

No regular distribution has been determined for these potholes. UG2 and Merensky potholes occur independently of one another. However, in places potholing of the Merensky Reef may significantly affect the underlying UG2 Reef zone.

Within the Ga-Phasha Driekop Sable database, the stratigraphy codes do not always identify those boreholes intersecting the UG2 that are affected by potholing. The size, shape, depth and regularity of these potholes are highly variable. Although there is limited information available, UG2 potholes in the Lebowa area are known to be of the destructive type, where the reef is highly irregular, disrupted and un-mineable. There is not enough information available at Ga-Phasha at present to draw any conclusions.

Potholes have been described as thermo-chemical erosional structural features mainly caused by defluidisation and degassing of magmas as well as convection and movement of restfluids in magmas. In general they vary in shape from circular to elliptical. The nature of, or lack of hangingwall and/or footwall succession are often indicators of potential pothole scenarios. The steepening in dip of the hangingwall chromitite stringers or UG2 Reef might also indicate potential pothole features. Undulations and thinning of the UG2 Reef do not always indicate potholes but be indicative of natural processes. Occasionally potholes are associated with crosscutting irregularly shaped replacement pegmatite rocks.

The current exploration drilling program is important for providing possible pothole information relatively close to the planned mining footprint so that mine planning can be optimised.

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Figure 17.22 below illustrates the spatial distribution of Ga-Phasha boreholes that have been classified as intersecting potential UG2 “potholes” in red.

Figure 17.22: UG2 boreholes that intersected potholes

In summary, a pattern to the spatial distribution of UG2 potholes has not been determined although they are frequently concentrated in clusters. A better understanding of the morphology and geometry of potholes is vital to ensure the best exploitation of the UG2 resource is achieved. It is important that as much pothole information is recorded so that this information can be utilised to anticipate or provide guidelines as to how to cope with them.

Potential tools for pothole identification:

•	Increased UG3 to UG2 interburden thickness.

•	Significant dip changes.

•	Abnormal UG2 Reef thickness.

•	Abnormal chromitite and internal pyroxenite thicknesses within the UG2.

•	Shearing/brecciation and disruption in or immediately surrounding the UG2.

•	UG3 identified but no UG2 developed.

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•	Decrease in middling to the UG1.

•	Presence of abnormal lithologies above or below the UG2.

17.3.4.2  Influence of Faults and Dykes

See section 17.2.5 above.

17.3.4.3  UG2 Estimation of Geological Losses

A detailed Geological Loss Report for the Ga-Phasha project has been compiled by Langwieder (December 2004). Geological losses are related to the presence of potholes, faults, dykes and replacement pegmatite. Table 17.13 summarises the geological losses that have been applied to the resource estimations.

Table 17.13 UG2 Geological loss summary

FARM	Potholes %	Faults %	Dykes %	Replacement pegmatite %	TOTAL GEOLOGICAL LOSS %
Paschaskraal	8	6	6	2	22
Klipfontein	13	6	3	5	27
Footprint area	8	2	3	2	15

17.3.5  UG2 Geozone Definitions

Geological domains (geozones) were reviewed; however, no well defined domains were evident during this modeling exercise. Clearly defined variations in grade, thickness and density for the UG2 need to be monitored carefully as the information database increases. The present data distribution indicates gradual rather than dramatic changes in grades and thickness.

17.3.5.1  UG2 Classic Statistics

(graphs are provided in the Appendices for the June 27 2007 report on UG2 which is filed at www.sedar.com)

Hangingwall geotech histograms

The Hangingwall geotech histograms are restricted to the borehole information of the composited “geotech” within the Ga-Phasha lease area. Data from the neighboring farms have been excluded from the statistical and geostatistical analysis. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis, and exclude boreholes that were cut from the analysis.

1)	Borehole PGE values show a distribution with 132 data points ranging in value from 0.02 to 8.24 grams per tonne with a mean of 2.49 grams per tonne.

2)	Borehole thickness (Perpleng) values show a distribution with 169 data points ranging in value from 0.0048 to 0.4194 metre with a mean of 0.15 metre.

3)	Borehole platinum (Pt) prill values show a distribution with 132 data points ranging in value from 0.0013 to 4.035 grams per tonne with a mean of 1.04

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grams per tonne.

4)	Borehole palladium (Pd) prill values show a distribution with 132 data points ranging in value from 0.0056 to 3.88 grams per tonne with a mean of 1.19 grams per tonne.

5)	Borehole rhodium (Rh) prill values show a distribution with 132 data points ranging in value from 0.0069 to 0.700 grams per tonne with a mean of 0.19 grams per tonne.

6)	Borehole gold (Au) prill values show a distribution with 132 data points ranging in value from 0.0060 to 0.395 grams per tonne with a mean of 0.07 grams per tonne.

7)	Borehole copper (Cu) values show a distribution with 131 data points ranging in value from 0.0010 to 0.1200 percent with a mean of 0.025 percent.

8)	Borehole nickel (Ni) values show a distribution with 131 data points ranging in value from 0.02 to 0.1834 percent with a mean of 0.097 percent.

9)	Borehole density values show a distribution with 112 data points ranging in value from 3.26 to 4.42 with a mean of 3.64.

UG2 Reef Histograms

The UG2 Reef histograms are based on the borehole information of the composited reef, within the Ga-Phasha lease area. Reef intersections from the neighboring farms, a total of 29 intersections have been excluded from the statistical and geostatistical analysis. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. The validated borehole grade, thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in available in the detailed resource study report. The analysis shows:

1)	Borehole PGE values show a normal distribution with 420 data points ranging in value from 4.68 to 17.47 grams per tonne with a mean of 8.46 grams per tonne.

2)	Borehole thickness (Perpleng) values show a distribution with 577 data points ranging in value from 0.26 to 0.89 metre with a mean of 0.59 metre.

3)	Borehole platinum (Pt) prill values show a normal distribution with 420 data points ranging in value from 1.85 to 8.24 grams per tonne with a mean of 3.58 grams per tonne.

4)	Borehole palladium (Pd) prill values show a normal distribution with 420 data points ranging in value from 1.60 to 7.95 grams per tonne with a mean of 4.07 grams per tonne.

5)	Borehole rhodium (Rh) prill values show a distribution with 420 data points ranging in value from 0.10 to 1.11 grams per tonne with a mean of 0.66 grams per tonne.

6)	Borehole gold (Au) prill values show a normal distribution with 420 data points ranging in value from 0.01 to 0.33 grams per tonne with a mean of 0.14 grams per tonne.

7)	Borehole copper (Cu) values show a normal distribution with 415 data points ranging in value from 0.0028 to 0.1144 percent with a mean of 0.046 percent.

8)	Borehole nickel (Ni) values show a distribution with 415 data points ranging in

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value from 0.0288 to 0.2731 percent with a mean of 0.165 percent.

9)	Borehole density values show a normal distribution with 353 data points ranging in value from 3.71 to 4.70 with a mean of 4.29.

Footwall histograms The histograms are based on the borehole information of the composited reef for the 15, 30 and 45 centimetres footwall component.

Grade versus thickness scatterplots

The relationship between the PGE grade and UG2 Reef channel width was investigated on grade versus thickness scatterplots to determine whether it was necessary to krige the PGE accumulation.

17.3.6  UG2 Cutting Strategy

A cutting strategy procedure was followed to exclude those boreholes that contained abnormal values. The initial database validation procedure would have already identified a number of boreholes and/or underground sample sections with abnormal grade values or thicknesses, therefore all validated intersections were used in the estimations. After reviewing the UG2 Reef histograms and cumulative frequency plots, cuts were applied to improve the variography.

•	No borehole PGE grade intersection was cut or capped for Geotech, UG2 Reef or Footwall composites.

•

Boreholes with thicknesses of less than 0.25 metre and greater than 0.90 metre were considered for exclusion from the modelling. It was interpreted that these intersections represent pothole edges and/or rolls and therefore abnormal. Those intersections, interpreted as pothole edge and/or rolls were excluded from the grade estimations as well

•	No prill values were cut.

•	No borehole density intersection was excluded from the modelling. Only the more recent exploration boreholes have had density determined on a regular basis.

17.3.7  UG2 Variography

(graphs are provided in the Appendices for the June 27 2007 report on UG2 which is filed at www.sedar.com)

The Snowden “Supervisor” software was used for the semivariogram analysis. Variograms were generated on the composited cut data files. Since the distributions were normal, variograms were modelled using the untransformed data for motherholes and deflections. The previous database was replaced with the updated database in “Supervisor” in order to compare the previous variography with the updated dataset. In general, the additional data points served to confirm the existing variogram models, and in some cases, only minor adjustments to the variogram parameters were made.

Since the software allows the lag distance to be dynamically varied, the determination of the nugget and spatial variance for the different structures was performed at appropriate lags. Anisotropy was apparent in some variance contours but it was felt that this was due to the data distribution. The adoption of an isotropic model would enable the data to impart the required orientation rather than forcing an anisotropy onto the estimation.

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17.3.8  UG2 Geotechnical Considerations

If chromitite bands/stringers are present in the hangingwall and close to the top of the UG2 Reef, they were included within the hangingwall dilution component. The Rock Mechanic determination was that a 20 centimetres solid “rock” beam above the UG2 Reef, without any chromitite bands/stringers, could be supported. Where individual stringers occur within 20 centimetres of the UG2 and within 20 centimetres of one another, significant hangingwall dilution is likely. Figure 17.23 illustrates the hangingwall dilution considerations.

Figure 17.23 (below) illustrates the following (as per the numbers):

1)	chromitite stringer greater than 20 centimetres above the UG2 Reef, no hangingwall dilution applicable, “geotech = 0”

2)	only one chromitite stringer less than 20 centimetres above the UG2 Reef, hangingwall dilution: “geotech = thickness to the chromitite stringer”

3)	multiple chromitite stringers however the second chromitite stringer is greater than 20 centimetres above the first therefore the hangingwall dilution: “geotech = as 2 above”

4)	the first and second chromitite stringers are within 20 centimetres of each other therefore the hangingwall dilution: “geotech = thickness between the top of the UG2 Reef and the second chromitite stringer”

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The overlying alternating stringers and pyroxenitic partings which make up the unavoidable hangingwall dilution or “GEOTECH” group, define the geotechnical component on this resource. These stringers and, to a lesser extent, the partings can contain significant PGE grades. They lie immediately above the UG2 Reef band. The “geotech” thickness and grade are modelled separately to the UG2 Reef and later combined with the UG2 model to yield the resource cut that is potentially mineable.

17.3.9  Mining Considerations

At Ga-Phasha the UG2 Resource cut is made up of three components namely:

1)	upper portion – hangingwall dilution (Geotech)

2)	main portion – UG2 Reef

3)	lower portion – footwall pegmatoidal pyroxenite

A Resource cut grade and width has been calculated, using length and density weighting of the individual components, to generate a variable width in-situ resource for a targeted mining width of 90 centimetres.

17.3.10  UG2 Modelling

The “UG2 Resource cut” at Ga-Phasha consists of a basal UG2 Reef band overlain by a number of chromitite stringers separated by feldspathic pyroxenite layers, of varying thickness. The chromitite stringers form planes of parting weakness and, where occurring in close proximity to the top of the UG2, contribute to poor hangingwall conditions, unavoidable dilution and safety hazards. The total thickness of the “UG2 zone” ranges between ~0.65 and 1.00 metre. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite of between 25 and 275 centimetres in thickness.

The UG2 Resource cut is made up of three components, as indicated in section 17.14. The lower portion, 15 centimetres or 30 centimetres or 45 centimetres are utilised to make up the required minimum mining height after the Geotech and UG2 Reef thicknesses have been considered. Each of these components was modelled.

The modelling philosophy followed was that for a borehole/deflection the validation STATUS fields had to be “500” or “510” for the UG2 Reef (see Data Validation). This meant that there was an acceptable lithological sequence (UG2 Reef) thickness and grade profile. The other constraint was that holes drilled at angles less than 60 degrees were not included in the estimation process due to concerns related to the dip correction/orientation factor.

17.3.10.1  UG2 Modelling Summary

•	Two dimensional (2D) geological resource models were created.

•	Surface topography was modelled as a digital terrain model (DTM).

•	The geological resource model covered the Paschaskraal and Klipfontein farm area.

•	The UG2 top reef contact DTM was generated.

•	The UG3 top reef contact DTM was generated.

•	Weathering/oxidation perimeters were determined using a 40 metres isopach

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contour (UG2 DTM to Topography DTM adjusted by 40 metres).

•	Ordinary kriging was used for estimating grade, thickness, prills, base metals and density.

•	The parent block size used was 500 metres by 500 metres with subcell splitting to 250 metre by 250 metre blocks in the well informed areas.

•	The hangingwall (Geotech) dilution PGE grade, thickness, prills, base metals and density was modelled.

•	The UG2 Reef PGE, platinum, palladium, rhodium, gold, copper and nickel grade, thickness and density were modelled.

•	The Footwall 15, 30 and 45 centimetres PGE grade, thickness, prills, base metals and density was modelled.

•	A Resource cut (MINCUT), PGE grade (PGECUT), and cmgt (CMGT) was determined based on mine requirements for a 90 centimetres cut.

•	A prill and base metal grade cut, PTCUT, PDCUT, RHCUT, AUCUT, CUCUT and NICUT was determined for the 90 centimetres stope width.

•	A prill split percentage, PT percent, PD percent, RH percent and AU percent was determined for the 90 centimetres stope width.

•	A length weighted density (MINSG) was determined for the Resource cut width.

•	Tonnage calculation was based on:

•	Kriged density

•	Dip correction

•	Geological loss factor

•	Kriged reef thickness (UG2 Reef), hangingwall (Geotech) and footwall (pegmatoid) dilution.

17.3.10.2  UG2 Procedure

The following procedure was used for modelling:

Data Validation:

•	The validated, checked Sable borehole database files imported into Datamine.

•	Validation macros run in Datamine, errors checked and edits performed in Sable (for the boreholes) before re-importation (multiple procedure).

•	Validation and editing of the UG2 lithology.

•	All “reef” stratigraphy was colour coded.

•	Validation macros run in Datamine, errors checked.

•	Boreholes were excluded for the following reasons:

•	Incomplete intersections

•	Incomplete sample coverage

•	Problematic lithology/assay correlation

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•	Pothole intersection (potential pothole intersections – UG2 Reef thicknesses less than 30 centimetres or greater than 90 centimetres).

Compositing:

The data was composited into:

•	Hangingwall dilution component (Geotech)

•	UG2 Reef

•	Footwall 15, 30 and 45 centimetres components

Classical Statistics:

•	Hangingwall (Geotech) composites.

•	UG2 Reef composites (boreholes).

•	Footwall 15, 30 and 45 centimetres composites.

Spatial Statistics:

The following grades and thicknesses were kriged:

•	Hangingwall Geotech composites

•	UG2 Reef composites

•	Footwall 15, 30 and 45 centimetres composites

Estimation:

•	Hangingwall Geotech dilution PGE, platinum, palladium, rhodium, gol, copper and nickel grade, density and thickness

•	UG2 Reef PGE, platinum, palladium, rhodium, gol, copper and nickel grade, density and thickness

•	Footwall 15, 30 and 45 centimetres PGE, platinum, palladium, rhodium, gol, copper and nickel grade and density

•	Combined grade, prill, base metals, thickness, density were calculated for the 90 centimetres stope width to report:

•	PGECUT – PGE grade

•	MINCUT – thickness (Geotech + UG2 Reef + footwall)

•	MINSG – density

•	CMGT – for the Resource cut

•	PTCUT – platinum prill grade for the Resource cut

•	PDCUT – palladium prill grade for the Resource cut

•	RHCUT – rhodium prill grade for the Resource cut

•	AUCUT – gold prill grade for the Resource cut

•	CUCUT – copper percentage for the Resource cut

•	NICUT – nickel percentage for the Resource cut

•	PT percent – platinum percentage for the Resource cut

•	PD percent – palladium percentage for the Resource cut

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•	RH percent – rhodium percentage for the Resource cut

•	AU percent – gold percentage for the Resource cut.

17.3.10.3  UG2 Parameters

A kriging neighbourhood study was undertaken on the Ga-Phasha project UG2 borehole dataset. Two areas were investigated, a poor and a well informed data area. Figure 17.24 shows examples of well informed area, proposed mining footprint and poor data area; towards the western limit of exploration drilling.

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Figure 17.24 Spatial distribution of boreholes

Figure 17.25 shows that within the well informed area the kriging efficiency is greater than 0.6 and the kriging variance is less than 0.2 irrespective of the chosen block size. However, all curves achieve stability at a block size of approximately 500 metres. In the well informed areas a cell dimension of 250 metres was used in order to highlight local resource variations.

The graphs indicate that the 250 metre cell size does not degrade the kriging optimization significantly.

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Figure 17.25 Well informed area

Figure 17.26 shows that within a poorly informed area the kriging efficiency and kriging variance only begin to stabilize at a block size of greater than approximately 600 metres.

Figure 17.26 Poorly informed area

The graphs suggest that appropriate Datamine cell dimensions for the current data spread is approximately 250 metres by 250 metres within the well informed areas and approximately 500 metres by 500 metres or larger in the poorly informed areas.

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Figure 17.27 Search distance.

Figure 17.27 indicates that varying the search ellipse does not have a significant impact in reducing kriging variance/increasing kriging efficiency.

Figure 17.28 illustrates that stability is achieved when a minimum of 10 samples is required within the search ellipse. Figure 17.29 shows that choosing a minimum number of samples of greater than 10 will result in a much smoother kriged estimate.

Figure 17.28 Sample minimums

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Figure 17.29 PGE Grade

The minimum and the maximum number of samples required within the search ellipse for kriging are identical for all variables relating to the UG2 Reef (PGE grade, prills, base metals, thickness and density).

Tables 17.14a and b reports the search volume and the number of samples needed for grade estimation for the various elements. The description column, DESC, identifies the element and unit i.e. PGE-U (UG2 Reef 4PGE grade), WID-U (thickness), CU-U (copper), NI-U (nickel), DEN-U (density), PT-U (platinum), PD-U (palladium), RH-U (rhodium) and AU-U (gold). The Hangingwall Geotech and Footwall Pegmatoid components are labeled with a *-GT or *-15 respectively.

The search parametre distance for each individual component is listed in the SDIST1 and SDIST2 columns. The dimensions used are the same as the maximum variogram range per element. Generally, a minimum of 10 and maximum of 30 samples was used in the estimation. The maximum number of samples used for the estimation of UG2 Reef width was reduced to 15. This was done to limit the effects of negative kriging weights being assigned to samples.

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Table 17.14a Search parameter summary (File: SPAR06)

SREF	DESC	SDIST	SDIST	SDIST	MIN	MAX	SVOL	MIN	MAX	SVOL	MIN	MAX
NUM		1	2	3	1	1	FAC2	2	2	FAC3	3	3
1	PGE-U	545	545	545	10	30	1.5	10	30	50	30	40
2	WID-U	3550	3550	3550	10	15	1.5	10	30	50	30	40
3	PT-U	1720	1720	1720	10	30	1.5	10	30	50	30	40
4	PD-U	525	525	525	10	30	1.5	10	30	50	30	40
5	RH-U	1950	1950	1950	10	30	1.5	10	30	50	30	40
6	AU-U	1445	1445	1445	10	30	1.5	10	30	50	30	40
7	CU-U	2485	2485	2485	10	30	1.5	10	30	50	30	40
8	NI-U	1155	1155	1155	10	30	1.5	10	30	50	30	40
9	DEN-U	860	860	860	10	30	1.5	10	30	50	30	40
10	PGE-GT	1885	1885	1885	10	30	1.5	10	30	50	30	40
11	WID-GT	3370	3370	3370	10	30	1.5	10	30	50	30	40
12	PT-GT	1300	1300	1300	10	30	1.5	10	30	50	30	40
13	PD-GT	1580	1580	1580	10	30	1.5	10	30	50	30	40
14	RH-GT	1125	1125	1125	10	30	1.5	10	30	50	30	40
15	AU-GT	940	940	940	10	30	1.5	10	30	50	30	40
16	CU-GT	1155	1155	1155	10	30	1.5	10	30	50	30	40
17	NI-GT	1585	1585	1585	10	30	1.5	10	30	50	30	40
18	DEN-GT	970	970	970	10	30	1.5	10	30	50	30	40

Table 17.14b Search parameter summary (File: SPAR06)

SREF	DESC	SDIST	SDIST	SDIST	MIN	MAX	SVOL	MIN	MAX	SVOL	MIN	MAX
NUM		1	2	3	1	1	FAC2	2	2	FAC3	3	3
19	PGE-15	3050	3050	3050	10	30	1.5	10	30	50	30	40
20	PT-15	3115	3115	3115	10	30	1.5	10	30	50	30	40
21	PD-15	3050	3050	3050	10	30	1.5	10	30	50	30	40
22	RH-15	3185	3185	3185	10	30	1.5	10	30	50	30	40
23	AU-15	3220	3220	3220	10	30	1.5	10	30	50	30	40
24	CU-15	3990	3990	3990	10	30	1.5	10	30	50	30	40
25	NI-15	3945	3945	3945	10	30	1.5	10	30	50	30	40
26	DEN-15	2025	2025	2025	10	30	1.5	10	30	50	30	40
27	PGE-30	3205	3205	3205	10	30	1.5	10	30	50	30	40
28	PT-30	2635	2635	2635	10	30	1.5	10	30	50	30	40
29	PD-30	3025	3025	3025	10	30	1.5	10	30	50	30	40
30	RH-30	3275	3275	3275	10	30	1.5	10	30	50	30	40
31	AU-30	3210	3210	3210	10	30	1.5	10	30	50	30	40
32	CU-30	4510	4510	4510	10	30	1.5	10	30	50	30	40
33	NI-30	3165	3165	3165	10	30	1.5	10	30	50	30	40
34	DEN-30	2015	2015	2015	10	30	1.5	10	30	50	30	40

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Table 17.14b Search parameter summary (File: SPAR06)

SREF	DESC	SDIST	SDIST	SDIST	MIN	MAX	SVOL	MIN	MAX	SVOL	MIN	MAX
NUM		1	2	3	1	1	FAC2	2	2	FAC3	3	3
35	PGE-45	3220	3220	3220	10	30	1.5	10	30	50	30	40
36	PT-45	3795	3795	3795	10	30	1.5	10	30	50	30	40
37	PD-45	3235	3235	3235	10	30	1.5	10	30	50	30	40
38	RH-45	2040	2040	2040	10	30	1.5	10	30	50	30	40
39	AU-45	3915	3915	3915	10	30	1.5	10	30	50	30	40
40	CU-45	4225	4225	4225	10	30	1.5	10	30	50	30	40
41	NI-45	2440	2440	2440	10	30	1.5	10	30	50	30	40
42	DEN-45	1990	1990	1990	10	30	1.5	10	30	50	30	40

The variogram model parameter file in which each record defines a variogram model type and its parameters is shown in Table 17.15a and b.

Table 17.15a Variogram model parameter summary (File: VARPAR06)

VREF	DESC	NUGGET	ST1	ST1	ST1	ST1	ST2	ST2	ST2	ST2	ST3	ST3	ST3	ST3
NUM			PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4
1	PGE-U	0.6	545	545	545	0.402	—	—	—	—	—	—	—	—
2	WID-U	0.216	525	525	525	0.45	3550	3550	3550	0.334	—	—	—	—
3	PT-U	0.6	485	485	485	0.257	1720	1720	1720	0.143	—	—	—	—
4	PD-U	0.64	240	240	240	0.257	525	525	525	0.103	—	—	—	—
5	RH-U	0.38	770	770	770	0.343	1950	1950	1950	0.277	—	—	—	—
6	AU-U	0.6	510	510	510	0.196	1445	1445	1445	0.204	—	—	—	—
7	CU-U	0.237	575	575	575	0.477	2485	2485	2485	0.286	—	—	—	—
8	NI-U	0.171	510	510	510	0.588	1155	1155	1155	0.241	—	—	—	—
9	DEN-U	0.087	555	555	555	0.447	860	860	860	0.466	—	—	—	—
10	PGE-GT	0.53	155	155	155	0.055	1185	1185	1185	0.115	1885	1885	1885	0.3
12	WID-GT	0.367	190	190	190	0.149	3370	3370	3370	0.484	—	—	—	—
13	PT- GT	0.334	930	930	930	0.395	1300	1300	1300	0.271	—	—	—	—
14	PD- GT	0.37	1000	1000	1000	0.252	1580	1580	1580	0.378	—	—	—	—
15	RH- GT	0.366	440	440	440	0.082	1125	1125	1125	0.552	—	—	—	—
16	AU- GT	0.41	940	940	940	0.59	—	—	—	—	—	—	—	—
17	CU- GT	0.25	665	665	665	0.447	1155	1155	1155	0.303	—	—	—	—
18	NI-GT	0.26	520	520	520	0.189	1585	1585	1585	0.551	—	—	—	—

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Table 17.15b Variogram model parameter summary (File: VARPAR06)

VREF	DESC	NUGGET	ST1	ST1	ST1	ST1	ST2	ST2	ST2	ST2	ST3	ST3	ST3	ST3
NUM			PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4	PAR1	PAR2	PAR3	PAR4
19	PGE-15	0.45	105	105	105	0.161	725	725	725	0.155	3050	3050	3050	0.234
20	PT-15	0.43	125	125	125	0.151	620	620	620	0.24	3115	3115	3115	0.179
21	PD- 15	0.41	90	90	90	0.235	560	560	560	0.199	3050	3050	3050	0.156
22	RH- 15	0.479	335	335	335	0.238	800	800	800	0.143	3185	3185	3185	0.14
23	AU- 15	0.55	120	120	120	0.09	390	390	390	0.125	3220	3220	3220	0.235
24	CU- 15	0.307	375	375	375	0.337	3990	3990	3990	0.356	—	—	—	—
25	NI-15	0.21	80	80	80	0.098	595	595	595	0.357	3945	3945	3945	0.335
26	DEN-15	0.13	680	680	680	0.484	2025	2025	2025	0.386	—	—	—	—
27	PGE-30	0.563	680	680	680	0.188	3205	3205	3205	0.249	—	—	—	—
28	PT-30	0.609	545	545	545	0.132	2635	2635	2635	0.259	—	—	—	—
29	PD- 30	0.554	640	640	640	0.232	3025	3025	3025	0.214	—	—	—	—
30	RH- 30	0.43	120	120	120	0.273	1175	1175	1175	0.226	3275	3275	3275	0.071
31	AU- 30	0.635	260	260	260	0.072	1485	1485	1485	0.134	3210	3210	3210	0.159
32	CU- 30	0.387	100	100	100	0.09	695	695	695	0.14	4510	4510	4510	0.383
33	NI-30	0.155	215	215	215	0.216	940	940	940	0.209	3165	3165	3165	0.42
34	DEN-30	0.178	475	475	475	0.2	785	785	785	0.414	2015	2015	2015	0.208
35	PGE- 45	0.54	105	105	105	0.047	570	570	570	0.23	3220	3220	3220	0.183
36	PT-45	0.426	95	95	95	0.192	535	535	535	0.225	3795	3795	3795	0.157
37	PD- 45	0.572	455	455	455	0.202	3235	3235	3235	0.226	—	—	—	—
38	RH- 45	0.551	400	400	400	0.234	1250	1250	1250	0.128	2040	2040	2040	0.087
39	AU- 45	0.523	285	285	285	0.103	740	740	740	0.12	3915	3915	3915	0.254
40	CU- 45	0.381	100	100	100	0.139	630	630	630	0.204	4225	4225	4225	0.276
41	NI-45	0.149	310	310	310	0.205	745	745	745	0.196	2440	2440	2440	0.45
42	DEN-45	0.161	520	520	520	0.431	1990	1990	1990	0.408	—	—	—	—

The estimation parameter file (see Table 17.16a and b) describes an estimation method and its associated parameters, the fields are dependent on the estimation method selected. The most important components within the estimation parameter file are the VREFNUM (variogram reference number) and the IMETHOD (estimation method). Ordinary kriging is the method of estimation used (IMETHOD=3) for the GEOTECH (except for GEOTECH WIDTH, where Inverse power of distance squared was used) and the UG2 Reef and UG2 Footwall components.

The VALUE_OUT field defines the field name that is used in the output model for the estimated element concerned.

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Table 17.16a Estimation parameter summary (File: EPAR06)

VALUE_IN	VALUE_OU	SVOL_F	VAR_F	SREFNUM	IMETHOD	POWER	VREFNUM
PGE	PGE-U	SPGE-U	KPGE-U	1	3	2	1
PERPLENG	WID-U	SWID-U	KWID-U	2	3	2	2
PT	PT-U	SPT-U	KPT-U	3	3	2	3
PD	PD-U	SPD-U	KPD-U	4	3	2	4
RH	RH-U	SRH-U	KRH-U	5	3	2	5
AU	AU-U	SAU-U	KAU-U	6	3	2	6
CU	CU-U	SCU-U	KCU-U	7	3	2	7
NI	NI-U	SNI-U	KNI-U	8	3	2	8
SG	DEN-U	SSG-U	KSG-U	9	3	2	9
PGE	PGE-GT	SPGE-GT	KPGE-GT	10	3	2	10
PERPLENG	WID-GT	SWID-GT	KWID-GT	11	2	2	11
PT	PT-GT	SPT-GT	KPT-GT	12	3	2	12
PD	PD-GT	SPD-GT	KPD-GT	13	3	2	13
RH	RH-GT	SRH-GT	KRH-GT	14	3	2	14
AU	AU-GT	SAU-GT	KAU-GT	15	3	2	15
CU	CU-GT	SCU-GT	KCU-GT	16	3	2	16
NI	NI-GT	SNI-GT	KNI-GT	17	3	2	17
SG	DEN-GT	SDEN-GT	KDEN-GT	18	3	2	18

Table 17.16b Estimation parameter summary (File: EPAR06)

VALUE_IN	VALUE_OU	SVOL_F	VAR_F	SREFNUM	IMETHOD	POWER	VREFNUM
PGE	PGE-15	SPGE-15	KPGE-15	19	3	2	19
PT	PT-15	SPT-15	KPT-15	20	3	2	20
PD	PD-15	SPD-15	KPD-15	21	3	2	21
RH	RH-15	SRH-15	KRH-15	22	3	2	22
AU	AU-15	SAU-15	KAU-15	23	3	2	23
CU	CU-15	SCU-15	KCU-15	24	3	2	24
NI	NI-15	SNI-15	KNI-15	25	3	2	25
SG	DEN-15	SDEN-15	KDEN-15	26	3	2	26
PGE	PGE-30	SPGE-30	KPGE-30	27	3	2	27
PT	PT-30	SPT-30	KPT-30	28	3	2	28
PD	PD-30	SPD-30	KPD-30	29	3	2	29
RH	RH-30	SRH-30	KRH-30	30	3	2	30
AU	AU-30	SAU-30	KAU-30	31	3	2	31
CU	CU-30	SCU-30	KCU-30	32	3	2	32
NI	NI-30	SNI-30	KNI-30	33	3	2	33
SG	DEN-30	SDEN-30	KDEN-30	34	3	2	34
PGE	PGE-45	SPGE-45	KPGE-45	35	3	2	35
PT	PT-45	SPT-45	KPT-45	36	3	2	36
PD	PD-45	SPD-45	KPD-45	37	3	2	37
RH	RH-45	SRH-45	KRH-45	38	3	2	38
AU	AU-45	SAU-45	KAU-45	39	3	2	39
CU	CU-45	SCU-45	KCU-45	40	3	2	40
NI	NI-45	SNI-45	KNI-45	41	3	2	41
SG	DEN-45	SDEN-45	KDEN-45	42	3	2	42

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17.3.10.4  UG2 Model Validation

The relationship between the model estimations and borehole grades (PGE, platinum, palladium, rhodium, gold, copper, nickel and density) and thicknesses were investigated for the UG2 Reef units.

The following comparisons were conducted:

•	UG2 Reef thickness – west to east

•	UG2 Reef PGE grade – west to east

•	UG2 Reef PT grade – west to east

•	UG2 Reef PD grade – west to east

•	UG2 Reef RH grade – west to east

•	UG2 Reef AU grade – west to east

•	UG2 Reef CU percentage – west to east

•	UG2 Reef NI percentage – west to east

•	UG2 Reef Density – west to east

•	UG2 Reef thickness – south to north

•	UG2 Reef PGE grade – south to north

•	UG2 Reef PT grade – south to north

The comparison between the borehole database composited components and the kriged block model is good. This comparison has identified some areas where additional borehole information will further enhance the robustness of the resource model.

17.3.11  UG2 Resource Estimation

Table 17.17 summarizes the results of the resource estimation for the shallow portion of the UG2 deposit on the Klipfontein and Paschaskraal farms:

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Table 17.17 UG2 Reef

Resource Cut Mineral Resources1,4 over a minimum width of 0.90 metres

Paschaskraal and Klipfontein Farms

Horizon	Category	WIDTH (metres)	TONNAGE (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE[5] ounces (millions )
REGOLITH	Measured	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	Indicated	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
	Inferred	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING	Measured	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
FOOTPRINT	Indicated	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
	Measured	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
REMNANT	Indicated	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
	Inferred	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02

TOTAL MEASURED+INDICATED		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30

TOTAL INFERRED		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold
[3]	Grades for individual elements are estimated from prill assays tally 4PGE.
[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% is currently attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%

17.3.12  UG2 Resource Classification

The resource classification is based on the following criteria:

•	Borehole distribution

•	Kriging efficiency

•	Kriging variance

•	Search volume parameters

•	Model verses data validation

•	Conditional Simulation

•	Geological framework

•	Aeromagnetic survey information

•	Seismic information (if applicable)

•	Mining history (if applicable)

•	Risk assessment

•	Analysis/interpretation by the qualified person

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The figure below shows the final UG2 resource classification based on this study:

Figure 17.30 Final UG2 resource classification.

17.3.13  Resource Estimate and Classification Avoca and De Kamp Farms

The resources for Avoca and de Kamp were assigned the same grade, resource cut width and density as the up dip inferred resources on the Klipfontein and Pashaskraal farms. The tonnage calculated was determined from the total area of the individual farms concerned (Avoca 21.21 million m2 and De Kamp 18.33 million m2) and the dip correction (16 degrees) applied was as per the up dip farms. Grades, widths and specific gravity values are derived from the up dip resources for Paschaskraal (for DeKamp) and Klipfontein (for Avoca). Geological losses applied for Avoca is 24% and for DeKamp is 27%. The inferred mineral resources are:

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Table 17.18 UG2 Reef

Resource Cut Mineral Resources1,4 over a minimum width of 0.90 metres

Avoca and De Kamp Farms

Category	Width (metres)	Tonnes (millions)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	Contained 4PGE Ounces[5] (millions)
Inferred	0.96	118.11	6.49	2.73	3.11	0.54	0.12	24.63

[1]

A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

[2]	4PGE = platinum + palladium + rhodium + gold
[3]	Grades for individual elements are estimated from prill assays to tally 4PGE.
[4]	The resource estimate represents 100% of the Ga-Phasha resource of which 50% is currently attributable to Anooraq.
[5]	Metallurgical recoveries are assumed to be 100%.

17.3.14  Grade cut-off

Minefill completed an analysis of the estimate using a grade cut-off and a 0.90 metre width. Based on their analysis, the resources in Tables 17.17 and 17.18 are equivalent to a 1.76 g/t 4PGE cut-off, using metal prices of US$778/oz for platinum, US$288/oz for paladium, US$1374/oz for rhodium and US$400/oz for gold and an ZAR:US$ exchange rate of 8.16.

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18	OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of other technical information relevant to this report.

19	INTERPRETATION AND CONCLUSIONS

19.1	Merensky Reef Resource Estimation

A geological resource model has been generated using the latest borehole (as of May 2006), assay and structural information available. This model consists of 10 centimetres hangingwall, reef and footwall slice estimates to enable any number of resource cut scenarios (variable stope widths) to be assessed.

The resource classification is based on sound geostatistical principles and conforms to the SAMREC guidelines. Future resource models can be further enhanced as exploration drilling continues on both the closely spaced and regional drilling grids.

Digital terrain models (DTMs) were created as part of the validation process to ensure no erroneous spatial data was used and that any unusual elevation data was investigated. The DTM was also used to interpret mega slump and potholes features.

A number of areas for further attention have been identified and are listed below.

•	An average depth of weathering plus oxidation of 40m has been estimated. See previous report. This will need to be verified if open cast mining operations are considered.

•	Geological loss determinations need to be continually reviewed as new information becomes available.

•	An average geological loss of 27 percent has been applied within the resource area, this factor is substantiated by findings at the neighbouring Lebowa Mine.

•	A Fire assay correction factor has not been applied to the pre-2001 boreholes (resulting in slightly conservative prill assay contributions from these holes).

•	Borehole logs do not always identify pothole intersections.

•	Inconsistent geological logging between “mother’ hole and deflections, especially in the old boreholes.

•	Mineralisation in the immediate footwall of the Merensky Reef needs to be better understood.

•

Regressed estimates for rhodium for assays where the PGE+Au (4PGE) grade is less than 1.5 grams per tonne. A concern was raised regarding the use of regressed Rh values. A study was conducted on the UG2 Reef and this proved that by not using regressed values, there is a risk of over estimating the Rh grades.

Drilling to mid 2006 at Merensky Reef has increased the measured, indicated and inferred resources on the Klipfontein and Paschaskraal farms of the Ga-Phasha Project. At a minimum 0.9 metre resource cut-off and after geological losses are applied, the total measured, indicated and inferred resources for the Merensky Reef for the Paschaskraal and Klipfontien farms are summarized in Tables 17.10 and the inferred mineral resources for the Avoca and De Kamp farms are summarized in Table 17.11.

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19.2	UG2 Resource Estimation

The geological resource model has been generated using the latest borehole, assay and structural information available. This model consists of geotechnical, reef and footwall information to enable a variety of Resource cut scenarios (variable stope widths) to be assessed.

Digital terrain models (DTMs) were created as part of the validation process to ensure no erroneous spatial data was used and that any unusual elevation data was investigated.

However, exploration drilling, mapping and evaluation of the UG2 and Merensky Reef horizons should continue. As the project progresses it is vital that the borehole and structural information (faults and dykes especially) are recorded and updated on a continual basis.

In addition, a number of areas for attention have been identified:

•	An average depth of weathering plus oxidation of 40 metres has been assumed.

•	Geological loss determinations need to be continually reviewed as new information becomes available.

•	An average geological loss of 15 percent has been applied within the proposed mining footprint area, although this factor is substantiated by findings at the neighbouring Lebowa Mine.

•

Geotechnical information is based on geological boreholes and geotechnically logged boreholes; more historical boreholes might need to be re-visited and geotechnically logged in the areas of scarce information.

•	A Fire assay correction factor has not been applied to the pre-2001 boreholes (resulting in conservative contributions from these holes).

•	Borehole logs do not always identify pothole intersections.

The resource classification is based on sound geostatistical principles and conforms to the SAMREC and CIM guidelines.

Drilling to mid 2006 at UG2 has increased the measured, indicated and inferred resources on the Klipfontein and Paschaskraal farms of the Ga-Phasha Project. At a 0.9 metre resource cut-off and after geological losses are applied, the UG2 measured, indicated and inferred resources for the Paschaskraal and Klipfontein farms are summarized in Table 17.17. These resources were also described in a June 2007 Technical Report. The inferred mineral resources for Avoca and DeKamp are summaried in Table 17.18 of this report.

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20	RECOMMENDATIONS

20.1	Merensky Reef

As a result of the above mentioned areas of concern the following recommendations are made:

•	Review the logging of boreholes close to outcrop for weathering/oxidation in the pyroxenites. This may necessitate additional boreholes.

•	Review the determination of the geological loss as additional information becomes available.

•	“Mother” holes and deflections need to be logged in conjunction with eachother and with the neighbouring holes. This will aid in identifying any discrepancies or potential pothole regions.

•	All current exploration samples are assayed through ARC/AARL and in future, the Robotic Laboratory, so the assay correction will be negated.

•

Geotechnical logging must be conducted as a matter of course on all new exploration boreholes. Geotechnical logging of all appropriate historical boreholes should be conducted. This will enable these attributes (eg RQD) to be included into the resource model.

•

A regional exploration drilling grid is in place, however dynamic reviews need to be undertaken periodically. This is relevant in delineating the limits of the “mega slump” on the Klipfontein property.

•	Borehole logging and sampling validation procedures need to be finalised and implemented.

•	The footwall mineralisation within the first 5m of the Merensky Reef needs to be better studied an understood. This may provide localised opportunities during mining.

20.2	UG2

As a result of the above mentioned areas of concern the following recommendations are made:

•	Review the determination of the geological loss as additional information becomes available.

•	Structural mapping and geotechnical information needs to be captured and incorporated in future resource models.

•	Structural interpretation plans/strings need to be generated in CAD/Datamine by the geological staff so that potential areas of bad ground or predicted structural features can be given hazard ratings.

•	All current exploration samples are assayed through ARC/AARL and in future, the Robotic Laboratory.

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•	Logging procedures need to ensure that the correct stratigraphic coding standards are applied.

•	Geotechnical logging must be conducted as a matter of course on all new exploration boreholes. Geotechnical logging of all appropriate historical boreholes should be conducted.

•	A regional exploration drilling grid is in place, however dynamic reviews need to be undertaken periodically.

•	Borehole logging and sampling validation procedures need to be finalised and implemented.

•	The geotechnical support beam should be continually reviewed in the light of the application of the “smart” roof bolting exercise at Modikwa Platinum Mine.

•	The depth of weathering/oxidation needs to be determined more precisely due to the impact on the resources discounted and the threat of water influx if breached.

•	Conduct research on UG2 recoveries, limited work has been conducted on the Paschaskraal farm.

The current focus of work is a pre-feasibility study on UG2, which is currently underway.

However, exploration drilling, mapping and evaluation of the UG2 and Merensky Reef horizons should continue. As the project progresses, it is vital that the borehole and structural information (faults and dykes especially) are recorded and updated on a continual basis.

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21	REFERENCES

Viljoen, M.J. and Schürmann, L.W. (1998). Platinum-Group Metals, in The Mineral Resources of South Africa, Handbook 16, Council for Geoscience, pp. 532 – 568.

Schürmann, L.W., Grabe, P.J. and Steenkamp, C.J. (1998). Chromium, in The Mineral Resources of South Africa, Handbook 16, Council for Geoscience, pp. 90 – 105.

Viljoen, L. and Button, M. (October 2005). Ga-Phasha Platinum Mine Conceptual Life of Mine Study. Internal Anglo Platinum report, including Appendices A to G, inclusive.

Amplats Management Services (Pty) Ltd. (1999, May) The Platenoid Mineralogy and Metallurgy of the UG2 Reef on the farm Paschaskraal (Eastern Bushveld), with Specific Reference to Boreholes PK47 and PK49. Confidential Research Report.

G.A. Fourie (2002, Oct): Paschaskraal Joint Venture Platinum Mine Pre-Feasibility Study. Internal Report by G.A. Fourie and Associates – Mining Consultants for Anglo Platinum.

Khulani GeoEnviro Consultants (Pty) Ltd. (2003, Oct). Ga-Phasha Platinum Project Resource Evaluation.

Khulani GeoEnviro Consultants (Pty) Ltd. (2004, Feb). Addendum Report - Pelawan (Pty) Ltd and Anglo Platinum Ltd – Agreement on Mineral Resource Figures for the Ga-Phasha (Paschaskraal) Platinum Project.

Langwieder, G. (2004, Feb). Project Geological Report. Paschaskraal - Klipfontein Project. Draft Version 4. Internal Anglo Platinum Report.

Nowak, D. (February 2006). Northeast Limb Project Merensky Reef and UG2 Reef Resources – Ga Phasha Project (final). Internal Anglo Platinum report.

Stone, D.M.R, Godden, S., and Chunnett, G. (2007, June) Technical Report on the Updated Resource Estimate for UG2 Reef Deposit, Eastern Limb Bushveld Complex, Limpopo Province of the Republic of South Africa.

Subramani, Desmond (November 2006). Ga - Phasha – UG2 Geological Resource Modelling june 2006. Caracle Creek International Consulting Report for Anglo Platinum.

Subramani, Desmond (September 2007). Ga - Phasha – Merensky Reef Geological Resource Modelling May 2006. Caracle Creek International Consulting Report for Anglo Platinum.

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22	DATE AND SIGNATURE

This report is dated October 19, 2007.

Signed and Sealed

David M.R. Stone, P.Eng.

Signed and Sealed

Gordon Chunnett, Pr.Sci.Nat.

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23	CERTIFICATES

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David Stone, P.Eng.

I, David M.R. Stone, P.Eng., do hereby certify that:

1.	I am currently employed as a Mining Consultant and President of Minefill Services, Inc., PO Box 725, Bothell, Washington, USA 98041.

2.	I graduated from the University of British Columbia with a Bachelors of Applied Science in Geological Engineering in 1980. In addition I have a Ph.D. in Civil Engineering from Queen’s University (1985) and an MBA from Queen’s University (2002).

3.	I am a licensed Professional Engineer (P.Eng.) in British Columbia (Reg # 15025) as well as numerous other Canadian and US jurisdictions.

4.	I have worked as a consulting mining engineer for the past 25 years, since graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am co-author of this technical report. I am responsible for compiling all sections other than those related to the sampling, resource estimate and conclusions and recommendation related to the resource estimate in this technical report entitled “Technical Report on the Updated Resource Estimates for the Merensky Reef and UG2 Deposits, Ga-Phasha PGM Project, Eastern Limb Bushveld Complex, Limpopo Province of the Republic of South Africa”, dated October 19, 2007 (the “Technical Report”) relating to the Ga-Phasha property.

7.	I have considerable experience related to the preparation of engineering and financial studies, including Preliminary Assessment reports, pre-feasibility and feasibility studies.

8.	I have visited the Ga-Phasha Property on numerous occasions, most recently in early 2006.

9.	I am independent of the issuer, Anooraq Resources Corporation, applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to he disclosed to make the technical report not misleading.

12.	I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of October, 2007.

/s/ David Stone
David M.R. Stone, P.Eng

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Gordon Chunnett, Pr.Sci Nat.

I, Gordon Chunnett, Pr.Sci Nat., do hereby certify that:

1.	I am Group Exploration Manager of Anglo Platinum Limited, P.O. Box 62179, Marshalltown, 2107 South Africa.

2.	I am a graduate of Rhodes University (1978), BSc. Hons (Geology)

3.	I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP) registration number 400002/88

4.	I have worked as a Geologist/Geoscientist for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	1979-1981 Geologist JCI Base Metals Exploration: Murchison Range RSA

•	1981-1984 Field Geologist: JCI Platinum Division Exploration.

•	1984-1992 Assistant Chief Geologist: Rustenburg Platinum Mine

•	1992- 1998 JCI Exploration: Exploration Manager: Western Bushveld

•	1998- 2001 Amplats: Manager Exploration: Bushveld and Great Dyke Exploration.

•	2001 – present Anglo Platinum Exploration: overall exploration of the Bushveld and other global platinum exploration projects

5.	I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am a co-author of the technical report “Technical Report on the Updated Resource Estimates for the Merensky Reef and UG2 Deposits, Ga-Phasha PGM Project, Eastern Limb Bushveld Complex, Limpopo Province of the Republic of South Africa”, dated October 19, 2007. I am responsible for the sampling, resource estimates and conclusions and recommendations associated with the resource estimate in this report.

7.	I visited the Property several times from January 1981 when I was directly involved in the initial exploration, to the present, where I have held responsibility for the more recent execution of the ongoing exploration activities leading towards feasibility estimation.

8.	I have been involved with supervising and reviewing the mineral resource estimates of the Ga-Phasha project since 1981 and more recently since 2001 to present.

9.	To the best of my knowledge, information and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10.	I am independent of Anooraq Resources Corporation as set out in section 1.4 of National Instrument 43-101, but not of the Ga-Phasha Project as employed by Anglo Platinum, which is the joint venture partner of Anooraq Resources Corporation on the project.

11.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12.	I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 19th day of October, 2007

/s/ Gordon Chunnett
Gordon Chunnett, Pr. Sci Nat.
Fellow of the GSSA
Fellow of the SAIMM

ANOORAQ RESOURCES CORPORATION

APPENDIX 1: BOREHOLE DATABASE SUMMARY

Merensky Reef

The following summary files relate to:

1)	Borehole 10cm HW component

2)	Borehole MR Reef channel

3)	Footwall 30cm FW cut component

4)	Footwall 45cm FW cut component

1)    BOREHOLE 10cm HW COMPONENT

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
BF100D0	-104754.89	-94894.5	0.020				0.002	0.002	0.000	0.016
BF112D0	-105377.35	-94297	0.020				0.002	0.002	0.000	0.016
BF128D0	-104714.77	-94151	0.020				0.002	0.002	0.000	0.016
BF128D1	-104031.9	-95680	0.020	0.080	0.110		0.002	0.002	0.000	0.016
BF128D2	-106047.01	-93308	0.112	0.009	0.039	3.120	0.032	0.055	0.003	0.022
BF201D0	-105872.31	-93234.641	0.279	0.114	0.228	3.396	0.113	0.043	0.007	0.116
BF202D0	-103006.73	-98413.383	0.292	0.089	0.205	3.240	0.115	0.070	0.007	0.100
BF205D0	-107741.5	-93141	0.343	0.049	0.115	3.153	0.156	0.113	0.008	0.066
BF206D0	-105172.94	-95271.898	0.351	0.062	0.169	3.226	0.155	0.058	0.009	0.129
BF276D0	-105172.91	-95271.906	0.357	0.062	0.194	3.236	0.133	0.117	0.008	0.099
BF279D0	-106600.71	-93025.008	0.384	0.090	0.185	3.376	0.159	0.080	0.009	0.136
BF287D0	-105588.93	-94912.078	0.399	0.069	0.151		0.196	0.086	0.010	0.107
BF29D0	-102368.5	-98351.25	0.480				0.246	0.108	0.014	0.112
BF29D1	-104368.1	-95201.016	0.496	0.042	0.086	3.216	0.263	0.067	0.014	0.151
BF2D0	-108010.84	-93498.797	0.185	0.024	0.124	3.400	0.060	0.070	0.005	0.050
BF2D1	-108087.3	-92928	0.200	0.058	0.103		0.078	0.020	0.006	0.096
BF2D2	-106600.41	-93024.727	0.201	0.073	0.150	3.250	0.075	0.042	0.005	0.079
BF2D3	-106600.62	-93024.93	0.203	0.066	0.137	3.303	0.076	0.038	0.005	0.084
BF38D0	-104031.9	-95679.867	0.500	0.090	0.130		0.258	0.114	0.015	0.113
BF4D0	-104276.4	-97856.406	0.503	0.229	0.490		0.250	0.134	0.014	0.104
BF98D0	-103006.59	-98413.352	0.537	0.070	0.196	3.330	0.210	0.185	0.012	0.130
BF99D0	-104276.4	-97856.328	0.575	0.093	0.206		0.254	0.152	0.014	0.155
KF101D0	-102923.79	-97690.438	0.575	0.047	0.208	3.270	0.116	0.198	0.007	0.254
KF101D2	-107467.66	-91992	0.600	0.160	0.230		0.319	0.145	0.017	0.119
KF101D3	-104276.4	-97856.5	0.605	0.071	0.160		0.362	0.120	0.019	0.104
KF101D4	-102497.3	-96898.5	0.620				0.331	0.151	0.018	0.120
KF102D0	-103616.56	-97728.484	0.626	0.137	0.247	3.411	0.313	0.164	0.024	0.126
KF102D3	-104368.1	-95201.156	0.629	0.114	0.255	3.200	0.294	0.150	0.016	0.169
KF102D4	-102574.3	-96986	0.629				0.364	0.186	0.018	0.062
KF102D5	-105871.98	-93234.523	0.660	0.087	0.208	3.389	0.296	0.201	0.015	0.147
KF103D0	-105871.83	-93234.453	0.680	0.100	0.241	3.407	0.285	0.219	0.015	0.160
KF103D2	-105172.89	-95271.922	0.740	0.083	0.228	3.255	0.336	0.212	0.016	0.177
KF103D3	-102593.32	-99294.547	0.757	0.120	0.197	3.300	0.347	0.185	0.018	0.207
KF103D4	-104763.65	-95369.531	0.786	0.135	0.292		0.396	0.137	0.021	0.232

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
KF105D0	-106018.87	-93030	0.800	0.090	0.160		0.439	0.207	0.023	0.131
KF105D1	-104647.84	-94572.742	0.840	0.105	0.142		0.463	0.220	0.024	0.133
KF105D2	-108101.7	-93030.5	0.856	0.093	0.230	3.559	0.396	0.168	0.019	0.273
KF108D0	-105286.39	-93616.25	0.890				0.493	0.235	0.026	0.136
KF108D3	-104368.1	-95201.25	0.926	0.144	0.306	3.190	0.469	0.238	0.024	0.195
KF108D4	-106836.68	-92704	0.960				0.535	0.257	0.028	0.140
KF108D5	-105588.92	-94911.938	0.985	0.118	0.254		0.520	0.224	0.027	0.214
KF109D0	-104417.2	-96727.5	1.010	0.101	0.218		0.541	0.272	0.026	0.170
KF109D4	-102696.9	-97141.5	1.014				0.568	0.274	0.029	0.143
KF109D5	-103616.63	-97728.313	1.025	0.105	0.205	3.371	0.569	0.249	0.031	0.176
KF109D6	-106336.13	-92737	1.030				0.577	0.279	0.030	0.144
KF112D0	-105558.39	-93827.922	1.067	0.067	0.175	3.323	0.675	0.250	0.053	0.089
KF112D4	-102861.9	-97541.5	1.100	0.080	0.130		0.619	0.301	0.032	0.148
KF112D5	-102662	-98652.297	1.142	0.273	0.869		0.724	0.210	0.030	0.177
KF112D6	-101922.7	-99066	1.160				0.656	0.320	0.034	0.151
KF118D0	-105298.4	-94924.906	1.201	0.050	0.096		0.680	0.332	0.035	0.154
KF118D3	-104763.73	-95369.594	1.203	0.108	0.249		0.638	0.309	0.033	0.223
KF118D4	-102547.99	-98414.438	1.213	0.138	0.239	3.430	0.657	0.318	0.033	0.205
KF119D0	-103352.7	-98624.344	1.287	0.031	0.121	3.513	0.592	0.568	0.020	0.107
KF119D2	-107476.21	-92387.305	1.302	0.116	0.247	3.070	0.698	0.342	0.024	0.238
KF119D3	-108251.3	-92859	1.343	0.034	0.106	3.506	0.920	0.318	0.047	0.057
KF11D0	-105298.4	-94925	1.060	0.095	0.174		0.595	0.288	0.031	0.146
KF121D0	-107201.68	-92665.773	1.365	0.050	0.157	3.473	0.940	0.189	0.047	0.188
KF123D0	-104933.53	-96011.688	1.392	0.099	0.245	3.440	0.844	0.324	0.064	0.160
KF123D2	-103409.7	-97181.297	1.396	0.101	0.211		0.790	0.393	0.040	0.173
KF123D3	-106327.87	-92383.258	1.444	0.131	0.391	3.433	0.873	0.353	0.040	0.176
KF125D0	-104208.45	-95464.344	1.459	0.142	0.241	3.349	0.832	0.392	0.040	0.194
KF125D2	-103352.7	-98624.078	1.469	0.031	0.155	3.840	0.775	0.540	0.039	0.115
KF125D3	-105431.56	-93468.188	1.479	0.088	0.194	3.406	0.865	0.424	0.043	0.148
KF126D0	-106018.87	-93030.5	1.500	0.080	0.130		0.860	0.426	0.043	0.171
KF126D1	-103411.46	-98019.742	1.535	0.149	0.318	3.401	0.797	0.449	0.045	0.245
KF126D2	-108199.04	-94373.859	1.563	0.070	0.172		0.831	0.537	0.042	0.153
KF126D3	-104417.2	-96727.281	1.566	0.115	0.246		0.957	0.373	0.046	0.189
KF127D0	-104208.73	-95464.227	1.569	0.120	0.217	3.392	0.890	0.444	0.047	0.188
KF127D3	-107146.06	-92365.477	1.570	0.090	0.172		0.902	0.447	0.045	0.175
KF127D4	-102593.35	-99294.781	1.586	0.133	0.218	3.440	0.879	0.337	0.039	0.331
KF127D5	-104980.27	-94720.727	1.599	0.039	0.115	3.286	0.947	0.455	0.052	0.146
KF12D0	-102559.67	-97725.977	1.347	0.106	0.276	3.430	0.750	0.359	0.050	0.188
KF13D0	-106631.44	-92371	1.608				0.925	0.459	0.046	0.177
KF15D0	-105431.58	-93468.344	1.635	0.069	0.159	3.391	1.127	0.325	0.058	0.124
KF28D0	-104847.09	-94364.406	1.654	0.125	0.245	3.424	0.953	0.473	0.048	0.180
KF28D1	-104990.83	-94551.75	1.680	0.145	0.195		0.969	0.482	0.048	0.181
KF29D0	-104645.14	-99120.734	1.694	0.064	0.209	3.478	1.050	0.361	0.050	0.233
KF29D1	-104562.6	-94814.281	1.722	0.151	0.298	3.406	0.956	0.482	0.050	0.234
KF32D0	-106619.73	-92641.844	1.769	0.148	0.269	3.377	1.022	0.510	0.051	0.186
KF32D4	-102621.55	-98858.453	1.771	0.116	0.254	3.396	1.178	0.368	0.052	0.172
KF32D5	-103853.48	-95778.594	1.793	0.148	0.271	3.496	1.093	0.454	0.052	0.195
KF34D0	-105558.29	-93827.992	1.797	0.087	0.195	3.354	1.024	0.505	0.065	0.203
KF34D4	-107491.73	-94740.258	1.813	0.075	0.191		1.020	0.583	0.049	0.162
KF34D5	-104862.73	-95075.094	1.837	0.124	0.300	3.491	1.062	0.486	0.057	0.232

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
KF37D0	-108329.53	-95774.891	1.890	0.091	0.191	3.388	1.226	0.456	0.060	0.147
KF37D4	-108198.12	-94373.469	1.923	0.105	0.232		1.163	0.559	0.075	0.126
KF37D5	-107470.9	-92030.203	1.925	0.133	0.244	3.462	1.046	0.591	0.052	0.236
KF38D5	-102355.48	-98054.281	1.937	0.142	0.367	3.430	1.028	0.640	0.048	0.221
KF38D6	-104980.1	-94720.719	1.974	0.109	0.250	3.422	0.978	0.547	0.052	0.397
KF39D0	-105760.8	-97110.438	1.983	0.117	0.268	3.390	1.294	0.415	0.068	0.206
KF39D4	-105588.93	-94912.156	1.989	0.078	0.203		1.141	0.542	0.032	0.274
KF39D5	-103715.8	-96779.758	2.008	0.128	0.252	3.436	1.069	0.657	0.052	0.230
KF3D0	-107681.3	-91821.297	1.744	0.140	0.302	3.418	1.027	0.452	0.051	0.214
KF44RD0	-104846.91	-94364.539	2.079	0.130	0.272	3.373	1.209	0.606	0.060	0.204
KF46D0	-106619.62	-92641.883	2.108	0.127	0.239	3.272	1.226	0.615	0.061	0.206
KF46D1	-104862.73	-95075.094	2.114	0.137	0.305	3.588	1.281	0.537	0.065	0.231
KF4D0	-105431.51	-93468.117	2.059	0.089	0.191	3.416	1.369	0.471	0.079	0.140
KF51D0	-106734.1	-92125.867	2.126	0.164	0.328	3.454	1.188	0.581	0.055	0.303
KF51D1	-104933.71	-96011.523	2.142	0.095	0.237	3.420	1.414	0.465	0.075	0.187
KF52D0	-102530.1	-97987.75	2.150				1.251	0.628	0.062	0.208
KF52D1	-103715.7	-96779.641	2.197	0.129	0.278	3.416	1.162	0.728	0.072	0.235
KF57D4	-104562.57	-94814.219	2.200				1.225	0.665	0.073	0.237
KF57D5	-105181.43	-94115.422	2.206	0.127	0.232	3.443	1.189	0.706	0.059	0.251
KF5D0	-108329.66	-95774.906	2.120	0.104	0.225	3.434	1.457	0.419	0.084	0.160
KF60D0	-104284.67	-95002.391	2.288	0.107	0.262	3.324	1.362	0.587	0.061	0.278
KF60D4	-107608.8	-91866.398	2.290			3.608	1.312	0.611	0.058	0.309
KF60D5	-107777.9	-92627.977	2.357	0.125	0.256	3.425	1.454	0.617	0.082	0.204
KF63AD0	-107469	-91827.203	2.410	0.177	0.321	3.462	1.416	0.620	0.072	0.303
KF63BD0	-102730.28	-98133.641	2.414	0.148	0.323	3.829	1.420	0.675	0.061	0.259
KF63CD0	-102548.02	-98414.516	2.416	0.176	0.302	3.456	1.444	0.602	0.069	0.301
KF63D0	-107201.77	-92665.883	2.426	0.094	0.244	3.490	1.547	0.516	0.124	0.239
KF6D0	-104645.5	-99120.625	2.208	0.052	0.185	3.458	1.622	0.370	0.083	0.133
KF72D0	-107146.06	-92365.5	2.490	0.135	0.230		1.456	0.734	0.072	0.228
KF72D4	-107476.21	-92387.5	2.507	0.149	0.258	3.165	1.428	0.672	0.060	0.346
KF72D5	-104990.83	-94551.383	2.530	0.114	0.154		1.480	0.747	0.073	0.230
KF72D6	-103411.42	-98019.656	2.562	0.127	0.283	3.375	1.534	0.723	0.067	0.238
KF7D0	-102559.56	-97726.023	2.473	0.175	0.434	3.446	1.398	0.701	0.085	0.289
KF86D0	-105512.73	-94026.688	2.562	0.124	0.233	3.432	1.422	0.768	0.107	0.265
KF86D4	-104417.2	-96727.406	2.581	0.127	0.318		1.533	0.769	0.083	0.196
KF86D5	-107476.21	-92387.43	2.598	0.117	0.280	3.250	1.480	0.747	0.052	0.319
KF87D0	-107777.9	-92628.102	2.607			3.405	1.591	0.681	0.084	0.250
KF87D4	-105833.89	-94571.117	2.652	0.092	0.236	3.435	1.587	0.820	0.115	0.130
KF87D5	-105291.8	-93799.203	2.654	0.078	0.170	3.360	1.558	0.711	0.062	0.322
KF87D6	-105181.33	-94115.391	2.672	0.120	0.255	3.460	1.663	0.738	0.076	0.195
KF88D0	-103409.25	-96416.25	2.700				1.582	0.800	0.078	0.240
KF90D0	-106619.77	-92641.789	2.724	0.182	0.291	3.415	1.597	0.807	0.079	0.242
KF90D4	-103853.48	-95778.352	2.729	0.167	0.335	3.431	1.564	0.723	0.080	0.362
KF90D5	-104933.8	-96011.422	2.759	0.118	0.279	3.432	1.931	0.567	0.048	0.212
KF90D6	-102852.1	-96712.5	2.764				1.637	0.838	0.079	0.210
KF97D0	-104284.6	-95002.531	2.786	0.074	0.211	3.424	1.361	0.742	0.061	0.622
KF97D4	-105761.16	-97110.43	2.791	0.138	0.316	3.396	1.604	0.855	0.075	0.257
KF97D5	-102861.9	-97541.383	2.800	0.140	0.180		1.643	0.831	0.081	0.246
KF97D6	-102548.05	-98414.641	2.807	0.165	0.308	3.540	1.895	0.584	0.051	0.277
PK118AD0	-102730.27	-98133.477	2.831	0.181	0.272	3.384	1.688	0.827	0.053	0.263

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
PK118D0	-105833.52	-94571.172	2.831	0.087	0.184	3.457	1.782	0.796	0.118	0.135
PK118D2	-108010.77	-93498.445	2.832	0.106	0.296	3.410	1.680	0.784	0.085	0.283
PK120D0	-104847.01	-94364.477	2.839	0.200	0.342	3.460	1.666	0.843	0.082	0.248
PK120D2	-105181.25	-94115.344	2.844	0.101	0.240	3.432	1.601	0.982	0.091	0.168
PK13D0	-107491.5	-94740.258	2.855	0.090	0.245		1.795	0.770	0.089	0.201
PK14D0	-105833.72	-94571.148	2.879	0.099	0.216	3.426	1.818	0.764	0.132	0.165
PK17D0	-108010.84	-93498.672	2.931	0.124	0.349	3.403	1.612	0.866	0.079	0.374
PK18D0	-106217.05	-95630.422	2.932	0.115	0.230	3.129	1.914	0.509	0.094	0.415
PK206D0	-103409.7	-97181.414	2.962	0.167	0.358		1.982	0.635	0.071	0.274
PK206D4	-107063.29	-91922.891	2.972	0.149	0.395	3.412	1.705	0.895	0.099	0.273
PK206D5	-103616.68	-97728.219	3.006	0.150	0.339	3.346	1.811	0.882	0.086	0.228
PK206D6	-102621.5	-98858.383	3.065	0.113	0.267	3.290	2.106	0.681	0.067	0.212
PK207D0	-107749.9	-92047.797	3.110	0.075	0.218	3.402	2.216	0.543	0.100	0.252
PK207D4	-107698.7	-92349	3.121	0.033	0.125	3.482	1.747	1.111	0.072	0.190
PK207D5	-105291.85	-93799.18	3.142	0.115	0.242	3.452	1.937	0.929	0.095	0.182
PK20D0	-103446.9	-99866.18	2.952	0.100	0.265		1.820	0.815	0.029	0.288
PK211D0	-103409.7	-97181.5	3.192	0.149	0.302		1.886	0.951	0.056	0.298
PK211D4	-103858.83	-95637.602	3.232	0.084	0.227	3.364	1.612	1.134	0.063	0.423
PK211D5	-103174.5	-97310.75	3.272				1.927	0.978	0.094	0.273
PK211D6	-107494.05	-94249.656	3.273	0.025	0.125	3.553	2.474	0.469	0.243	0.088
PK213D0	-103446.9	-99866.047	3.367	0.108	0.292		2.162	0.825	0.079	0.301
PK213D3	-107491.55	-94740.258	3.424	0.077	0.203		2.179	0.942	0.098	0.204
PK217D0	-108087.3	-92927.961	3.430	0.096	0.184		2.022	1.027	0.099	0.282
PK217D2	-102621.64	-98858.563	3.486	0.152	0.372	3.389	2.390	0.668	0.069	0.359
PK217D3	-107326.8	-91780.703	3.580	0.068	0.153		2.112	1.074	0.103	0.291
PK218D0	-108329.31	-95774.859	3.694	0.144	0.348	3.388	2.313	0.845	0.123	0.413
PK21D0	-107490.8	-91795.297	3.150				1.853	0.940	0.091	0.266
PK22D0	-105087.81	-93999	3.760				2.220	1.130	0.108	0.301
PK230AD0	-103879.8	-98386	3.800	0.086	0.248	3.460	2.733	0.787	0.128	0.153
PK245D0	-103879.8	-98385.719	3.840	0.129	0.301	3.446	2.704	0.786	0.099	0.251
PK245D4	-103230.47	-96605.523	3.879	0.179	0.313	3.374	2.143	1.145	0.080	0.511
PK245D5	-103858.84	-95637.594	3.919	0.090	0.232	3.288	2.101	1.409	0.078	0.331
PK245D6	-106326.1	-92384.5	3.992	0.086	0.196	3.534	2.816	0.761	0.126	0.289
PK246D0	-107483	-92143.5	4.209			3.514	2.248	1.485	0.114	0.362
PK246D4	-102028.3	-98641.25	4.226				2.500	1.275	0.122	0.328
PK246D5	-106734.46	-92125.898	4.235	0.218	0.380	3.579	2.566	1.081	0.122	0.465
PK246D6	-106734.09	-92125.781	4.379	0.272	0.474	3.579	2.520	1.177	0.121	0.560
PK248D0	-107063.42	-91923.172	4.490	0.153	0.459	3.380	2.827	1.285	0.120	0.257
PK248D4	-103879.8	-98385.578	4.558	0.124	0.275	3.466	2.964	1.093	0.138	0.363
PK248D5	-103230.35	-96605.406	4.660	0.156	0.324	3.450	2.894	1.223	0.111	0.432
PK248D6	-107468	-91992.492	4.763	0.178	0.438		2.824	1.443	0.137	0.359
PK24D0	-107741.25	-93140.938	3.836	0.174	0.279	3.200	2.620	0.869	0.152	0.195
PK251D0	-107837.3	-91911	4.863			3.611	2.950	1.132	0.137	0.643
PK251D3	-102364.5	-98731.883	4.900	0.080	0.200		2.906	1.485	0.141	0.367
PK252D0	-102422	-97918.75	5.030				2.985	1.526	0.145	0.375
PK252D3	-102593.33	-99294.617	5.072	0.191	0.291	3.300	3.720	0.831	0.144	0.377
PK253D0	-108199.09	-94373.844	5.074	0.164	0.322		2.772	1.789	0.214	0.299
PK253D2	-103007.7	-98023.984	5.140				3.067	1.579	0.148	0.346
PK253D3	-103853.55	-95778.531	5.155	0.224	0.477	3.448	3.118	1.431	0.172	0.434
PK255D0	-107659.1	-92124.703	5.708	0.184	0.448	3.392	2.920	1.803	0.166	0.820

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
PK256D0	-104336.79	-94758.5	5.950				3.538	1.813	0.171	0.428
PK256D3	-107493.91	-94249.57	6.318	0.065	0.199	3.580	4.606	1.123	0.273	0.317
PK256D4	-104303.57	-96050.906	6.450	0.211	0.429	3.480	3.935	1.698	0.201	0.617
PK259AD0	-105761.3	-97110.43	6.542	0.204	0.514	3.402	3.872	2.101	0.179	0.390
PK259D0	-103352.7	-98624.5	6.670	0.177	0.464	3.435	4.025	2.120	0.128	0.398
PK259D2	-103802.9	-99347.047	6.684	0.128	0.421		3.659	2.421	0.167	0.437
PK260D0	-103533.8	-96745.5	7.351				4.387	2.256	0.212	0.496
PK260D4	-102364.5	-98732	7.473	0.087	0.164		4.458	2.291	0.215	0.509
PK260D5	-104647.84	-94572.75	7.980	0.116	0.219		4.760	2.445	0.230	0.545
PK260D6	-102070.46	-98882.375	8.148	0.015	0.117	3.500	5.017	2.628	0.215	0.287
PK261D2	-107494.16	-94249.703	8.192	0.123	0.287	3.578	4.835	2.616	0.297	0.444
PK261D3	-102430.09	-97687.742	8.235	0.118	0.393	3.090	3.685	3.530	0.195	0.825
PK27D0	-102662	-98652.5	8.329	0.153	0.507		4.652	2.604	0.185	0.888
PK28D0	-103802.9	-99347.172	8.593	0.133	0.342		5.431	2.255	0.259	0.648
PK29D1	-105558.27	-93827.977	8.596	0.249	0.511	3.533	5.659	1.900	0.332	0.705
PK30D0	-103446.9	-99866.25	8.921	0.210	0.350		5.201	2.011	0.115	1.594
PK30D1	-103007.7	-98024	9.170				5.476	2.816	0.264	0.614
PK31D0	-102730.28	-98133.531	9.391	0.150	0.531	3.360	5.225	3.350	0.181	0.635
PK39D0	-102923.98	-97690.453	9.534	0.029	0.133	3.350	4.070	4.300	0.169	0.995
PK39D1	-102070.46	-98882.422	9.845	0.072	0.230	3.480	4.910	3.074	0.193	1.667
PK3D0	-104150.3	-95158.5	8.797				5.252	2.700	0.253	0.592
PK41D0	-102070.45	-98882.398	10.613	0.070	0.236	3.514	5.579	3.334	0.205	1.495
PK41D1	-102635.2	-97548	10.640				6.361	3.274	0.307	0.698
PK42D0	-103341	-97520.313	11.022	0.100	0.244		6.591	3.394	0.318	0.720
PK42D1	-104596.5	-95319	11.032				6.596	3.397	0.318	0.721
PK45D0	-103802.9	-99347.25	11.076	0.076	0.251		7.960	2.235	0.257	0.624
PK45D1	-103812.34	-96436.188	11.121	0.205	0.537	3.210	7.242	2.944	0.287	0.648
PK4D0	-103812.34	-96436.188	10.194	0.184	0.474	3.150	6.740	2.810	0.245	0.399
PK51D0	-103411.52	-98019.852	11.796	0.291	1.050	3.510	6.810	4.105	0.302	0.579
PK51D4	-103812.35	-96436.188	12.383	0.189	0.430	3.210	7.804	3.528	0.325	0.726
PK51D5	-104303.52	-96050.813	13.424	0.126	0.308	3.506	10.163	2.313	0.651	0.296
PK52D0	-102947.77	-96574.031	14.868	0.192	0.445	3.524	8.758	4.747	0.379	0.984
PK52D4	-102662	-98652.422	15.349	0.131	0.345		7.499	5.328	0.545	1.978
PK52D5	-102109.5	-98373.25	16.396	0.222	0.513	3.526	9.551	5.119	0.431	1.295
PK54D0	-102111.24	-98370.5	16.827	0.140	0.507	3.497	9.278	5.551	0.454	1.545
PK54D4	-103341	-97520.5	16.840	0.131	0.361		10.092	5.207	0.485	1.056
PK54D5	-102947.68	-96574.023	16.841	0.211	0.641	3.524	10.226	5.130	0.503	0.982
PK55D0	-102947.58	-96574.008	17.323	0.248	0.589	3.522	10.510	5.209	0.427	1.177
PK55D4	-107776.42	-92628.102
PK55D5	-107468	-91992
PK56D0	-107468	-91991.82
PK56D4	-105181.55	-94115.547
PK56D5	-105872.12	-93234.563
PK57D0	-106734.27	-92125.703
PK57D4	-104980.39	-94720.727
PK57D5	-105431.59	-93468.156
PK59D0	-105834.05	-94571.102
PK59D4	-106600.53	-93024.852
PK59D5	-104862.73	-95075.102
PK60D0	-105291.82	-93799.188

BHID	X	Y	PGE	CU	NI	SG	PT	PD	RH	AU
PK60D4	-104562.64	-94814.359
PK60D5	-107201.56	-92665.617
PK61D0	-108010.82	-93498.898
PK61D4	-107494.27	-94249.781
PK61D5	-106323.9	-92386
PK62D0	-106323.4	-92386.5
PK62D4	-105558.22	-93827.961
PK62D5	-107063.37	-91923.039
PK63D4	-106619.77	-92641.813
PK63D5	-104846.8	-94364.617
PK64D0	-108329.81	-95774.922
PK64D4	-102111.23	-98370.5
PK64D5	-105761.03	-97110.43
PK65D0	-104645.38	-99120.664
PK65D1	-102070.45	-98882.391
PK65D2	-103858.83	-95637.602
PK67D0	-103523.61	-95982.742
PK67D4	-102670.6	-96849.5
PK67D5	-103352.7	-98623.953
PK68D0	-104933.62	-96011.602
PK68D1	-103853.49	-95778.594
PK68D2	-103715.91	-96779.844
PK90D0	-102430.02	-97687.719
PK90D2	-103879.8	-98385.844
PK90D3	-103230.48	-96605.453
PK9D0	-102429.2	-97686.75

2)	BOREHOLE MR REEF CHANNEL

BHID	X	Y	LENGTH	USE	PGE	CU	NI	SG	PT	PD	RH	AU	TRUETHK	FACIES	PGEMGT
BF100D0	-107483	-92144	0.87	1	7.892	—	—	3.600	4.173	2.979	0.205	0.536	0.840	NORM	6.63
BF112D0	-107681	-91821	0.90	1	5.374	0.083	0.272	3.445	3.302	1.577	0.226	0.269	0.874	NORM	4.70
BF128D0	-107778	-92628	0.73	1	2.797	—	—	3.292	1.852	0.633	0.126	0.187	0.710	NORM	1.99
BF128D1	-107778	-92628	0.74	1	3.550	0.095	0.224	3.451	2.315	0.881	0.147	0.206	0.718	NORM	2.55
BF128D2	-107776	-92628	0.76	1	—	—	—	—	—	—	—	—	0.732	NORM	—
BF2D0	-107468	-91992	0.92	1	—	—	—	—	—	—	—	—	0.885	NORM	—
BF2D1	-107468	-91992	0.92	1	—	—	—	—	—	—	—	—	0.890	NORM	—
BF2D2	-107468	-91992	0.92	1	3.685	0.134	0.402	—	2.308	0.996	0.131	0.250	0.888	NORM	3.27
BF2D3	-107468	-91993	0.92	1	4.111	0.077	0.233	—	2.573	1.121	0.148	0.269	0.880	NORM	3.62
BF201D0	-107750	-92048	0.97	1	1.575	0.016	0.100	3.452	1.110	0.352	0.052	0.060	0.937	NORM	1.48
BF202D0	-107659	-92125	0.62	1	15.913	0.239	0.507	3.427	8.835	5.393	0.447	1.238	0.599	NORM	9.53
BF205D0	-107469	-91827	0.97	1	4.880	0.152	0.340	3.480	2.712	1.666	0.174	0.328	0.937	NORM	4.57
BF206D0	-107471	-92030	1.01	1	6.641	0.186	0.377	3.496	3.758	2.194	0.217	0.472	0.971	NORM	6.45
BF276D0	-107699	-92349	0.76	1	4.043	0.028	0.111	3.458	2.483	1.256	0.143	0.161	0.734	NORM	2.97
BF279D0	-108251	-92859	0.69	1	2.531	0.062	0.153	3.390	1.613	0.688	0.081	0.149	0.669	NORM	1.69
BF287D0	-108102	-93031	0.65	1	3.335	0.010	0.084	3.555	2.582	0.523	0.197	0.033	0.628	NORM	2.09
BF29D0	-108087	-92928	0.68	1	3.243	0.110	0.214	—	2.026	0.874	0.117	0.226	0.657	NORM	2.13
BF29D1	-108087	-92928	0.64	1	3.015	0.074	0.156	—	1.885	0.807	0.108	0.216	0.623	NORM	1.88
BF38D0	-107327	-91781	0.80	1	5.088	0.111	0.235	—	3.183	1.406	0.185	0.313	0.773	NORM	3.93
BF4D0	-107491	-91795	0.99	1	3.347	—	—	—	2.097	0.898	0.118	0.234	0.955	NORM	3.20
BF98D0	-107837	-91911	0.82	1	7.972	—	—	3.624	4.622	2.393	0.276	0.681	0.792	NORM	6.31
BF99D0	-107609	-91866	0.78	1	2.790	—	—	3.602	1.770	0.746	0.107	0.168	0.753	NORM	2.10
KF101D0	-105181	-94115	0.99	1	7.479	0.170	0.322	3.468	4.627	2.239	0.240	0.374	0.955	NORM	7.15
KF101D2	-105181	-94115	0.97	1	7.872	0.151	0.366	3.485	4.667	2.571	0.264	0.369	0.937	NORM	7.38
KF101D3	-105181	-94115	0.97	1	7.100	0.203	0.315	3.472	4.196	2.176	0.207	0.521	0.934	NORM	6.63
KF101D4	-105182	-94116	1.04	1	—	—	—	—	—	—	—	—	1.005	NORM	—
KF102D0	-105872	-93234	0.61	1	2.596	0.055	0.162	3.448	1.806	0.541	0.086	0.162	0.590	NORM	1.53
KF102D3	-105872	-93235	0.61	1	2.045	0.057	0.188	3.426	1.325	0.517	0.081	0.122	0.589	NORM	1.20
KF102D4	-105872	-93235	0.60	1	—	—	—	—	—	—	—	—	0.580	NORM	—
KF102D5	-105872	-93235	0.60	1	1.570	0.096	0.205	3.395	0.881	0.447	0.035	0.207	0.586	NORM	0.92
KF103D0	-106734	-92126	0.87	1	3.567	0.104	0.229	3.495	2.102	1.070	0.099	0.296	0.839	NORM	2.99
KF103D2	-106734	-92126	0.80	1	4.923	0.198	0.383	3.494	2.725	1.557	0.133	0.508	0.769	NORM	3.79
KF103D3	-106734	-92126	0.89	1	—	—	—	—	—	—	—	—	0.859	NORM	—
KF103D4	-106734	-92126	0.87	1	4.567	0.128	0.253	3.562	2.910	1.174	0.171	0.312	0.837	NORM	3.82
KF105D0	-104980	-94721	0.64	1	3.408	0.025	0.096	3.320	2.455	0.679	0.181	0.093	0.627	NORM	2.14
KF105D1	-104980	-94721	0.66	1	2.979	0.040	0.124	3.247	1.997	0.670	0.138	0.174	0.641	NORM	1.91
KF105D2	-104980	-94721	0.53	1	—	—	—	—	—	—	—	—	0.512	NORM	—
KF108D0	-105432	-93468	1.06	1	3.421	0.059	0.168	3.434	2.233	0.885	0.145	0.158	1.026	NORM	3.51
KF108D3	-105432	-93468	1.00	1	—	—	—	—	—	—	—	—	0.963	NORM	—
KF108D4	-105432	-93468	1.02	1	5.567	0.134	0.249	3.433	3.446	1.629	0.176	0.316	0.994	NORM	5.54
KF108D5	-105432	-93468	0.93	1	3.630	0.084	0.206	3.392	2.332	0.962	0.118	0.218	0.906	NORM	3.29
KF109D0	-105833	-94571	0.89	1	3.423	0.082	0.175	3.464	2.037	1.068	0.119	0.198	0.878	POTEDG	3.00
KF109D4	-105834	-94571	0.99	1	5.969	0.166	0.334	3.458	3.268	2.016	0.179	0.506	0.972	POTEDG	5.80
KF109D5	-105834	-94571	0.77	1	3.463	0.099	0.235	3.430	1.963	1.118	0.131	0.251	0.754	POTEDG	2.61
KF109D6	-105834	-94571	0.73	1	—	—	—	—	—	—	—	—	0.711	POTEDG	—
KF11D0	-106336	-92737	0.69	1	4.310	—	—	—	2.698	1.179	0.155	0.278	0.666	NORM	2.87
KF112D0	-106600	-93025	0.67	1	3.562	0.122	0.261	3.417	2.444	0.683	0.188	0.246	0.648	POTEDG	2.31
KF112D4	-106601	-93025	0.63	1	—	—	—	—	—	—	—	—	0.609	POTEDG	—
KF112D5	-106601	-93025	0.63	1	1.192	0.101	0.214	3.404	0.686	0.306	0.057	0.144	0.611	POTEDG	0.73
KF112D6	-106601	-93025	0.66	1	3.530	0.111	0.235	3.441	2.486	0.666	0.175	0.202	0.640	POTEDG	2.26
KF118D0	-104863	-95075	0.85	1	2.202	0.045	0.157	3.486	1.522	0.481	0.085	0.114	0.821	NORM	1.81
KF118D3	-104863	-95075	0.90	1	2.412	0.037	0.145	3.549	1.636	0.541	0.114	0.121	0.868	NORM	2.09

BHID	X	Y	LENGTH	USE	PGE	CU	NI	SG	PT	PD	RH	AU	TRUETHK	FACIES	PGEMGT
KF118D4	-104863	-95075	0.88	1	—	—	—	—	—	—	—	—	0.845	NORM	—
KF119D0	-105292	-93799	1.02	1	7.952	—	—	—	4.716	2.306	0.213	0.718	0.989	NORM	7.87
KF119D2	-105292	-93799	1.01	1	—	—	—	—	—	—	—	—	0.977	NORM	—
KF119D3	-105292	-93799	1.05	1	4.585	0.100	0.237	3.483	2.802	1.369	0.167	0.246	1.011	NORM	4.64
KF12D0	-104755	-94895	1.21	1	3.153	—	—	—	1.974	0.850	0.112	0.217	1.167	NORM	3.68
KF121D0	-105513	-94027	0.73	1	5.463	0.214	0.370	3.497	3.023	1.763	0.197	0.480	0.706	POTEDG	3.85
KF123D0	-104563	-94814	1.03	1	5.944	0.047	0.172	3.485	3.708	1.681	0.181	0.375	1.004	NORM	5.97
KF123D2	-104563	-94814	1.05	1	4.781	0.214	0.261	3.467	2.470	1.025	0.118	1.168	1.020	NORM	4.88
KF123D3	-104563	-94814	1.06	1	—	—	—	—	—	—	—	—	1.020	NORM	—
KF125D0	-107202	-92666	0.15	1	—	—	—	—	—	—	—	—	0.148	POTEDG	—
KF125D2	-107202	-92666	0.21	1	7.724	0.061	0.174	3.532	5.583	1.494	0.421	0.226	0.198	POTEDG	1.53
KF125D3	-107202	-92666	0.16	1	7.140	0.092	0.246	3.520	4.835	1.570	0.425	0.310	0.159	POTEDG	1.14
KF126D0	-107837	-91911	0.82	1	7.972	—	—	3.624	4.622	2.393	0.276	0.681	0.792	NORM	6.31
KF126D1	-108011	-93499	0.49	1	7.497	0.100	0.298	3.439	4.822	1.835	0.307	0.533	0.473	POTEDG	3.55
KF126D2	-108011	-93499	0.49	1	3.011	0.073	0.229	3.408	1.963	0.705	0.116	0.227	0.473	POTEDG	1.42
KF126D3	-108011	-93499	1.18	1	—	—	—	—	—	—	—	—	1.145	POTEDG	—
KF127D0	-107494	-94250	0.17	1	7.915	0.101	0.233	3.520	5.170	1.875	0.365	0.505	0.165	POTEDG	1.31
KF127D3	-107494	-94250	0.25	1	7.625	0.120	0.361	3.480	5.043	1.753	0.458	0.373	0.244	POTEDG	1.86
KF127D4	-107494	-94250	0.18	1	10.305	0.067	0.214	3.550	7.725	1.710	0.615	0.255	0.176	POTEDG	1.82
KF127D5	-107494	-94250	0.18	1	—	—	—	—	—	—	—	—	0.177	POTEDG	—
KF13D0	-105377	-94297	0.90	1	6.737	—	—	—	4.212	1.888	0.248	0.388	0.869	POTEDG	5.86
KF15D0	-106837	-92704	0.91	1	1.301	—	—	—	0.809	0.348	0.047	0.097	0.884	NORM	1.15
KF28D0	-106019	-93031	0.89	1	6.764	0.170	0.357	—	4.229	1.896	0.249	0.389	0.862	NORM	5.83
KF28D1	-106019	-93030	0.86	1	4.807	0.105	0.189	—	3.008	1.324	0.174	0.301	0.835	NORM	4.01
KF29D0	-104991	-94552	0.91	1	3.064	0.087	0.163	—	1.917	0.832	0.110	0.206	0.880	NORM	2.70
KF29D1	-104991	-94551	0.90	1	0.772	0.036	0.049	—	0.476	0.207	0.028	0.061	0.873	NORM	0.67
KF3D0	-104715	-94151	1.51	1	2.645	—	—	—	1.654	0.716	0.095	0.181	1.459	NORM	3.86
KF32D0	-108199	-94374	0.67	1	6.059	0.128	0.267	—	3.792	1.746	0.260	0.261	0.642	NORM	3.89
KF32D4	-108198	-94373	0.49	1	4.131	0.068	0.182	—	2.749	0.989	0.188	0.205	0.478	NORM	1.98
KF32D5	-108199	-94374	0.57	1	1.942	0.035	0.122	—	1.266	0.516	0.095	0.065	0.555	NORM	1.08
KF34D0	-107491	-94740	0,67	1	4,647	0.099	0.348	—	2.667	1.521	0.172	0.286	0.655	POTEDG	3.04
KF34D4	-107492	-94740	0.70	1	2.692	0.051	0.151	—	1.674	0.779	0.091	0.148	0.683	POTEDG	1.84
KF34D5	-107492	-94740	0.62	1	4.441	0.095	0.279	—	2.792	1.228	0.135	0.287	0.606	POTEDG	2.69
KF37D0	-105589	-94912	0.24	1	2.422	0.065	0.166	—	1.556	0.577	0.043	0.246	0.232	POTEDG	0.56
KF37D4	-105589	-94912	0.62	1	2.815	0.114	0.262	—	1.663	0.785	0.084	0.283	0.599	POTEDG	1.69
KF37D5	-105589	-94912	0.50	1	3.575	0.057	0.176	—	2.025	1.153	0.092	0.305	0.484	POTEDG	1.73
KF38D5	-104764	-95370	0.54	1	5.667	0.209	0.444	—	3.383	1.653	0.169	0.462	0.522	POTEDG	2.96
KF38D6	-104764	-95370	0.61	1	1.067	0.030	0.118	—	0.712	0.246	0.030	0.079	0.589	POTEDG	0.63
KF39D0	-105173	-95272	0.54	1	1.681	0.099	0.275	3.406	0.960	0.419	0.039	0.264	0.519	POTEDG	0.87
KF39D4	-105173	-95272	0.41	1	3.151	0.080	0.216	3.365	2.077	0.781	0.148	0.145	0.397	POTEDG	1.25
KF39D5	-105173	-95272	0.51	1	1.487	0.055	0.161	3.386	0.985	0.305	0.050	0.146	0.494	POTEDG	0.73
KF4D0	-106631	-92371	0.91	1	5.104	—	—	—	3.193	1.411	0.186	0.314	0.882	NORM	4.50
KF44RD0	-106047	-93308	0.47	1	8.926	0.134	0.380	3.134	4.369	3.122	0.297	1.138	0.454	POTEDG	4.05
KF46D0	-105298	-94925	0.31	1	9.866	0.109	0.247	—	6.165	2.803	0.369	0.530	0.299	POTEDG	2.95
KF46D1	-105298	-94925	0.15	1	6.865	0.079	0.166	—	4.284	1.936	0.257	0.388	0.145	POTEDG	0.99
KF5D0	-105286	-93616	0.91	1	3.107	—	—	—	1.947	0.827	0.109	0.224	0.880	NORM	2.73
KF51D0	-107146	-92366	0.56	1	15.658	0.342	0.558	—	9.779	4.496	0.591	0.792	0.543	NORM	8.50
KF51D1	-107146	-92365	0.53	1	11.276	0.185	0.415	—	7.045	3.215	0.423	0.594	0.513	NORM	5.78
KF52D0	-104648	-94573	0.91	1	3.462	0.046	0.100	—	2.160	0.941	0.126	0.234	0.881	NORM	3.05
KF52D1	-104648	-94573	1.02	1	3.925	0.097	0.181	—	2.452	1.074	0.143	0.256	0.989	NORM	3.88
KF57D4	-107741	-93141	0.73	1	3.001	0.091	0.198	3.160	1.746	0.859	0.142	0.254	0.711	POTEDG	2.13
KF57D5	-107741	-93141	0.79	1	3.338	0.142	0.270	3.220	1.939	0.936	0.079	0.384	0.764	POTEDG	2.55
KF6D0	-105088	-93999	0.92	1	2.393	—	—	—	1.501	0.619	0.082	0.191	0.885	NORM	2.12
KF60D0	-107476	-92388	0.76	1	5.642	0.188	0.256	3.219	3.628	1.254	0.168	0.592	0.734	NORM	4.14
KF60D4	-107476	-92387	0.79	1	2.897	0.069	0.206	3.185	1.794	0.798	0.087	0.219	0.766	NORM	2.22

BHID	X	Y	LENGTH	USE	PGE	CU	NI	SG	PT	PD	RH	AU	TRUETHK	FACIES	PGEMGT
KF60D5	-107476	-92387	0.80	1	1.074	0.066	0.173	3.086	0.577	0.310	0.015	0.172	0.770	NORM	0.83
KF63AD0	-106326	-92385	0.67	1	7.980	0.179	0.368	3.538	5.003	2.112	0.241	0.624	0.642	NORM	5.13
KF63BD0	-106324	-92386	0.65	1	—	—	—	—	—	—	—	—	0.623	NORM	—
KF63CD0	-106323	-92387	0.57	1	—	—	—	—	—	—	—	—	0.551	NORM	—
KF63D0	-106328	-92383	0.86	1	5.131	0.155	0.389	3.474	3.041	1.547	0.148	0.394	0.831	NORM	4.26
KF7D0	-104337	-94759	0.54	1	8.852	—	—	—	5.532	2.507	0.330	0.484	0.517	NORM	4.57
KF72D0	-105558	-93828	0.33	1	3.990	0.108	0.257	3.438	2.611	0.985	0.190	0.204	0.325	POTEDG	1.30
KF72D4	-105558	-93828	0.27	1	5.481	0.056	0.175	3.413	3.839	1.188	0.326	0.127	0.261	POTEDG	1.43
KF72D5	-105558	-93828	0.17	1	16.340	0.321	0.544	3.650	11.050	3.320	0.670	1.300	0.159	POTEDG	2.60
KF72D6	-105558	-93828	0.32	1	—	—	—	—	—	—	—	—	0.305	POTEDG	—
KF86D0	-107063	-91923	0.80	1	6.891	0.112	0.381	3.480	4.016	2.188	0.221	0.466	0.778	NORM	5.36
KF86D4	-107063	-91923	0.82	1	—	—	—	—	—	—	—	—	0.793	NORM	—
KF86D5	-107063	-91923	0.79	1	5.611	0.140	0.357	3.401	3.322	1.676	0.167	0.446	0.768	NORM	4.31
KF87D0	-106620	-92642	0.84	1	2.735	0.075	0.232	3.284	1.710	0.725	0.097	0.203	0.811	NORM	2.22
KF87D4	-106620	-92642	0.83	1	3.149	0.046	0.141	3.392	1.973	0.840	0.111	0.225	0.802	NORM	2.52
KF87D5	-106620	-92642	0.73	1	—	—	—	—		—	—	—	0.700	NORM	—
KF87D6	-106620	-92642	0.85	1	5.551	0.163	0.304	3.442	3.472	1.542	0.203	0.334	0.816	NORM	4.53
KF88D0	-106217	-95630	0.26	1	10.805	0.241	0.410	—	7.420	1.785	0.452	1.147	0.257	POTEDG	2.78
KF90D0	-104847	-94364	1.01	1	4.470	0.091	0.299	3.460	2.797	1.226	0.161	0.285	0.971	NORM	4.34
KF90D4	-104847	-94364	1.03	1	5.310	0.109	0.266	3.385	3.322	1.471	0.194	0.323	1.000	NORM	5.31
KF90D5	-104847	-94365	1.01	1	5.359	0.111	0.254	3.368	3.352	1.486	0.195	0.326	0.976	NORM	5.23
KF90D6	-104847	-94365	0.99	1	—	—	—	—	—	—	—	—	0.951	NORM	—
KF97D0	-108329	-95775	0.70	1	8.843	0.123	0.294	3.430	6.578	1.420	0.479	0.366	0.692	NORM	6.12
KF97D4	-108330	-95775	0.61	1	6.086	0.108	0.261	3.429	3.974	1.576	0.204	0.333	0.596	NORM	3.63
KF97D5	-108330	-95775	0.70	1	3.943	0.036	0.126	3.454	3.010	0.628	0.228	0.077	0.684	NORM	2.70
KF97D6	-108330	-95775	0.73	1	—	—	—	—	—	—	—	—	0.713	NORM	—
PK118AD0	-102110	-98373	0.65	1	6.188	0.056	0.198	3.486	3.531	1.961	0.172	0.524	0.628	NORM	3.88
PK118D0	-102111	-98370	0.64	1	—	—	—	—	—	—	—	—	0.620	NORM	—
PK118D2	-102111	-98370	1.13	1	5.715	0.010	0.112	3.452	3.413	1.849	0.175	0.278	1.090	NORM	6.23
PK120D0	-104304	-96051	0.80	1	8.441	0.108	0.268	3.450	5.669	2.123	0.300	0.349	0.778	NORM	6.57
PK120D2	-104304	-96051	0.64	1	9.221	0.180	0.341	3.449	5.802	2.471	0.255	0.694	0.618	NORM	5.70
PK13D0	-102422	-97919	0.51	1	3.341	—	—	—	2.093	0.896	0.118	0.234	0.495	NORM	1.65
PK14D0	-104150	-95159	0.71	1	2.473	—	—	—	1.546	0.667	0.088	0.172	0.688	NORM	1.70
PK17D0	-102852	-96713	0.92	1	2.975	—	—	—	1.857	0.822	0.109	0.187	0.885	NORM	2.63
PK18D0	-102697	-97142	1.22	1	3.363	—	—	—	2.107	0.902	0.119	0.235	1.177	NORM	3.96
PK20D0	-102635	-97548	1.21	1	2.587	—	—	—	1.622	0.675	0.089	0.200	1.172	NORM	3.03
PK206D0	-105761	-97110	1.02	1	10.844	0.260	0.553	3.420	5.968	3.876	0.276	0.724	0.997	NORM	10.82
PK206D4	-105761	-97110	0.97	1	—	—	—	—	—	—	—	—	0.955	NORM	—
PK206D5	-105761	-97110	0.95	1	12.185	0.243	0.579	3.412	6.349	4.639	0.321	0.875	0.926	NORM	11.28
PK206D6	-105761	-97110	0.91	1	3.355	0.071	0.233	3.378	1.996	1.062	0.102	0.196	0.892	NORM	2.99
PK207D0	-104645	-99121	0.89	1	1.579	0.005	0.084	3.411	1.224	0.230	0.086	0.038	0.867	NORM	1.37
PK207D4	-104645	-99121	0.89	1	—	—	—	—	—	—	—	—	0.865	NORM	—
PK207D5	-104645	-99121	0.90	1	7.510	0.122	0.251	3.473	4.103	2.579	0.195	0.634	0.875	NORM	6.57
PK21D0	-102530	-97988	1.23	1	2.242	—	—	—	1.407	0.574	0.076	0.184	1.187	NORM	2.66
PK211D0	-102070	-98882	0.82	1	5.215	0.007	0.106	3.518	3.027	1.688	0.184	0.316	0.793	NORM	4.14
PK211D4	-102070	-98882	0.74	1	3.206	0.012	0.111	3.469	1.697	1.080	0.068	0.360	0.715	NORM	2.29
PK211D5	-102070	-98882	0.88	1	—	—	—	—	—	—	—	—	0.847	NORM	—
PK211D6	-102070	-98882	0.85	1	3.277	0.006	0.099	3.483	2.017	1.073	0.090	0.097	0.818	NORM	2.68
PK213D0	-104285	-95002	1.16	1	4.265	0.049	0.178	3.349	2.756	1.122	0.142	0.245	1.122	NORM	4.79
PK213D3	-104285	-95003	0.89	1	2.578	0.019	0.105	3.440	1.640	0.713	0.075	0.151	0.859	NORM	2.22
PK217D0	-103859	-95638	1.22	1	—	—	—	—	—	—	—	—	1.177	NORM	—
PK217D2	-103859	-95638	1.63	1	2.427	0.040	0.145	3.454	1.439	0.780	0.065	0.144	1.568	NORM	3.80
PK217D3	-103859	-95638	1.38	1	4.461	0.069	0.206	3.453	2.676	1.433	0.129	0.222	1.334	NORM	5.95
PK218D0	-103524	-95983	1.03	1	—	—	—	—	—	—	—	—	0.995	NORM	—
PK22D0	-102369	-98351	0.70	1	4.734	—	—	—	2.962	1.303	0.171	0.297	0.676	NORM	3.20

BHID	X	Y	LENGTH	USE	PGE	CU	NI	SG	PT	PD	RH	AU	TRUETHK	FACIES	PGEMGT
PK230AD0	-102671	-96850	1.39	1	—	—	—	—	—	—	—	—	1.343	NORM	—
PK24D0	-101923	-99066	0.73	1	3.081	—	—	—	1.931	0.820	0.108	0.222	0.702	NORM	2.16
PK245D4	-103353	-98624	0.87	1	15.646	0.199	0.556	—	8.720	5.552	0.405	0.969	0.841	NORM	13.16
PK245D6	-103353	-98624	0.99	1	—	—	—	—	—	—	—	—	0.958	NORM	—
PK246D0	-104934	-96011	0.83	1	7.793	0.208	0.391	3.476	4.370	2.391	0.217	0.815	0.796	NORM	6.20
PK246D4	-104934	-96012	0.90	1	3.412	0.055	0.171	3.402	2.187	0.902	0.142	0.182	0.871	NORM	2.97
PK246D5	-104934	-96012	0.90	1	—	—	—	—	—	—	—	—	0.862	NORM	—
PK246D6	-104934	-96012	0.92	1	4.253	0.099	0.249	3.441	2.501	1.270	0.163	0.319	0.894	NORM	3.80
PK248D0	-103853	-95779	1.12	1	6.168	0.172	0.382	3.512	3.425	2.094	0.165	0.484	1.082	NORM	6.67
PK248D4	-103854	-95779	1.16	1	—	—	—	—	—	—	—	—	1.119	NORM	—
PK248D5	-103854	-95779	1.15	1	3.669	0.072	0.214	3.423	2.366	0.959	0.141	0.202	1.114	NORM	4.09
PK248D6	-103853	-95778	1.08	1	2.473	0.055	0.183	3.432	1.616	0.606	0.103	0.149	1.051	NORM	2.60
PK251D0	-103007	-98413	1.60	1	2.971	0.029	0.127	3.365	1.930	0.752	0.138	0.151	1.575	NORM	4.68
PK251D3	-103007	-98413	1.82	1	5.643	0.037	0.151	3.332	3.147	2.000	0.200	0.295	1.780	NORM	10.04
PK252D0	-104208	-95464	1.32	1	2.833	0.063	0.166	3.349	1.742	0.828	0.095	0.166	1.281	NORM	3.63
PK252D3	-104209	-95464	0.25	0.1	5.972	0.180	0.384	3.445	3.799	1.674	0.189	0.310	0.241	NORM	1.44
PK253D0	-102948	-96574	0.89	1	2.198	0.013	0.110	3.476	1.455	0.566	0.058	0.119	0.858	NORM	1.89
PK253D2	-102948	-96574	0.97	1	3.752	0.037	0.179	3.470	2.131	1.292	0.089	0.241	0.937	NORM	3.52
PK253D3	-102948	-96574	0.97	1	5.248	0.064	0.246	3.398	2.697	1.908	0.115	0.527	0.937	NORM	4.92
PK255D0	-102355	-98054	1.13	1	3.452	0.049	0.201	3.422	2.114	1.017	0.122	0.199	1.091	NORM	3.77
PK256D0	-103716	-96780	0.90	1	9.980	0.253	0.552	3.422	5.093	3.481	0.210	1.197	0.885	NORM	8.83
PK256D3	-103716	-96780	0.95	1	10.155	0.255	0.593	3.483	5.355	3.766	0.219	0.815	0.931	NORM	9.46
PK256D4	-103716	-96780	0.93	1	—	—	—	—	—	—	—	—	0.919	NORM	—
PK259AD0	-102429	-97687	0.80	1	—	—	—	—	—	—	—	—	0.773	NORM	—
PK259D0	-102430	-97688	0.81	1	3.983	0.010	0.078	3.516	2.900	0.931	0.104	0.049	0.788	NORM	3.14
PK259D2	-102430	-97688	1.06	1	—	—	—	—	—	—	—	—	1.027	NORM	—
PK260DO	-103880	-98386	1.17	1	2.474	0.029	0.143	3.446	1.846	0.466	0.101	0.060	1.125	NORM	2.78
PK260D4	-103880	-98386	1.17	1	—	—	—	—	—	—	—	—	1.130	NORM	—
PK260D5	-103880	-98386	1.07	1	1.932	0.030	0.118	3.432	1.450	0.340	0.075	0.069	1.031	NORM	1.99
PK260D6	-103880	-98386	1.05	1	1.621	0.023	0.108	3.417	1.246	0.228	0.076	0.071	1.014	NORM	1.64
PK261D2	-102560	-97726	0.94	1	2.937	0.071	0.240	3.421	1.743	0.820	0.107	0.267	0.911	NORM	2.68
PK261D3	-102560	-97726	0.92	1	1.263	0.035	0.147	3.408	0.740	0.348	0.043	0.131	0.889	NORM	1.12
PK27D0	-103409	-96416	0.73	1	1.909	—	—	—	1.196	0.493	0.065	0.155	0.704	NORM	1.34
PK28D0	-104597	-95319	0.95	1	6.382	—	—	—	3.989	1.793	0.236	0.364	0.921	NORM	5.87
PK29D1	-103175	-97311	1.01	1	6.536	—	—	—	4.087	1.830	0.241	0.379	0.980	NORM	6.41
PK3D0	-102497	-96899	1.79	1	7.040	—	—	—	4.401	1.977	0.260	0.402	1.731	NORM	12.19
PK30D0	-103008	-98024	1.12	1	2.502	—	—	—	1.563	0.681	0.090	0.168	1.084	NORM	2.71
PK30D1	-103008	-98024	1.15	1	4.878	—	—	—	3.046	1.374	0.181	0.278	1.115	NORM	5.44
PK31D0	-103534	-96746	0.92	1	3.882	—	—	—	2.425	1.079	0.142	0.236	0.885	NORM	3.43
PK39D0	-104032	-95680	0.96	1	5.316	0.123	0.147	—	3.322	1.487	0.196	0.311	0.927	NORM	4.93
PK39D1	-104032	-95680	0.95	1	3.934	0.084	0.116	—	2.463	1.069	0.141	0.261	0.921	NORM	3.62
PK4D0	-102574	-96986	0.43	1	2.970	—	—	—	1.861	0.787	0.104	0.217	0.420	NORM	1.25
PK41D0	-103341	-97521	1.26	1	3.603	0.016	0.027	—	2.257	0.972	0.128	0.246	1.217	NORM	4.39
PK41D1	-103341	-97520	1.24	1	8.149	0.032	0.055	—	5.093	2.301	0.303	0.452	1.202	NORM	9.80
PK42D0	-102862	-97542	1.15	1	7.426	0.070	0.142	—	4.636	2.119	0.279	0.392	1.113	NORM	8.26
PK42D1	-102862	-97541	1.17	1	4.153	0.094	0.140	—	2.595	1.154	0.152	0.252	1.137	NORM	4.72
PK45D0	-102365	-98732	1.16	1	2.971	0.035	0.050	—	1.854	0.823	0.109	0.185	1.121	NORM	3.33
PK45D1	-102365	-98732	1.14	1	2.821	0.030	0.066	—	1.766	0.757	0.100	0.198	1.109	NORM	3.13
PK51D0	-104417	-96728	0.80	1	2.439	0.038	0.137	—	1.723	0.486	0.129	0.101	0.773	NORM	1.88
PK51D4	-104417	-96727	0.78	1	4.891	0.091	0.278	—	3.221	1.244	0.208	0.218	0.756	NORM	3.70
PK51D5	-104417	-96727	0.83	1	1.888	0.045	0.145	—	1.255	0.454	0.067	0.112	0.803	NORM	1.52
PK52D0	-103410	-97182	1.15	1	5.792	0.050	0.154	—	4.188	1.087	0.331	0.186	1.111	NORM	6.43
PK52D4	-103410	-97181	1.36	1	3.369	0.070	0.195	—	2.091	0.970	0.066	0.241	1.317	NORM	4.44
PK52D5	-103410	-97181	1.09	1	3.213	0.066	0.189	—	1.799	1.075	0.060	0.279	1.056	NORM	3.39
PK54D0	-104276	-97857	0.36	1	14.391	0.219	0.572	—	8.497	4.409	0.567	0.919	0.348	NORM	5.00

BHID	X	Y	LENGTH	USE	PGE	CU	NI	SG	PT	PD	RH	AU	TRUETHK	FACIES	PGEMGT
PK54D4	-104276	-97856	0.32	1	0.975	0.221	0.484	—	0.505	0.298	0.026	0.145	0.309	NORM	0.30
PK54D5	-104276	-97856	0.43	1	9.558	0.161	0.350	—	6.099	2.634	0.217	0.608	0.418	NORM	3.99
PK55D0	-102662	-98653	1.17	1	2.196	0.035	0.167	—	1.299	0.588	0.062	0.247	1.130	NORM	2.48
PK55D4	-102662	-98652	0.76	1	5.810	0.024	0.130	—	3.238	1.899	0.174	0.499	0.740	NORM	4.30
PK55D5	-102662	-98652	1.18	1	4.555	0.042	0.193	—	2.870	1.203	0.148	0.333	1.143	NORM	5.21
PK56D0	-103803	-99347	0.91	1	3.359	0.018	0.113	—	2.582	0.535	0.129	0.113	0.879	NORM	2.95
PK56D4	-103803	-99347	0.76	1	6.572	0.042	0.186	—	4.405	1.595	0.268	0.305	0.736	NORM	4.84
PK56D5	-103803	-99347	0.83	1	10.972	0.085	0.354	—	5.685	4.012	0.346	0.929	0.805	NORM	8.83
PK57D0	-103447	-99866	1.13	1	6.117	0.026	0.119	—	4.527	1.125	0.359	0.106	1.092	NORM	6.68
PK57D4	-103447	-99866	1.07	1	1.974	0.025	0.116	—	1.503	0.307	0.075	0.088	1.038	NORM	2.05
PK57D5	-103447	-99866	1.07	1	2.128	0.017	0.096	—	1.659	0.321	0.097	0.050	1.037	NORM	2.21
PK59D0	-102548	-98414	0.98	1	4.861	0.100	0.276	3.450	2.958	1.492	0.168	0.243	0.955	NORM	4.64
PK59D4	-102548	-98415	1.01	1	4.367	0.084	0.221	3.412	2.778	1.189	0.149	0.251	0.978	NORM	4.27
PK59D5	-102548	-98415	0.97	1	6.207	0.065	0.196	3.448	3.660	2.048	0.150	0.349	0.939	NORM	5.83
PK60D0	-102593	-99295	1.25	1	2.528	0.018	0.071	3.369	1.606	0.742	0.084	0.097	1.219	NORM	3.08
PK60D4	-102593	-99295	1.09	1	3.160	0.037	0.100	3.395	2.114	0.729	0.164	0.153	1.056	NORM	3.34
PK60D5	-102593	-99295	1.07	1	2.005	0.016	0.079	3.349	1.555	0.290	0.096	0.064	1.039	NORM	2.08
PK61D0	-102730	-98133	1.31	1	3.637	0.066	0.132	3.361	2.513	0.868	0.125	0.131	1.269	NORM	4.62
PK61D4	-102730	-98134	1.27	1	11.451	0.054	0.175	3.221	5.857	4.813	0.437	0.344	1.227	NORM	14.05
PK61D5	-102730	-98134	1.40	1	8.244	0.131	0.387	3.363	4.589	2.958	0.234	0.462	1.352	NORM	11.15
PK62D0	-103411	-98020	1.11	1	4.732	0.064	0.169	3.358	2.409	1.873	0.139	0.311	1.082	NORM	5.12
PK62D4	-103411	-98020	1.14	1	3.963	0.061	0.228	3.377	2.479	1.223	0.134	0.127	1.105	NORM	4.38
PK62D5	-103412	-98020	1.12	1	4.851	0.120	0.309	3.396	2.909	1.366	0.111	0.465	1.086	NORM	5.27
PK63D4	-102924	-97690	0.58	1	10.367	0.020	0.342	3.349	6.430	3.282	0.304	0.351	0.562	NORM	5.82
PK63D5	-102924	-97690	0.41	1	13.942	0.013	0.091	3.277	6.846	6.667	0.306	0.122	0.396	NORM	5.52
PK64D0	-102621	-98858	1.13	1	2.080	0.025	0.100	3.381	1.482	0.451	0.064	0.083	1.108	NORM	2.30
PK64D4	-102622	-98858	1.14	1	1.425	0.012	0.066	3.374	1.171	0.157	0.048	0.049	1.111	NORM	1.58
PK64D5	-102622	-98859	1.23	1	0.798	0.010	0.060	3.387	0.689	0.064	0.014	0.031	1.198	NORM	0.96
PK65D0	-103617	-97729	1.05	1	0.801	0.022	0.083	3.391	0.600	0.122	0.043	0.037	1.012	NORM	0.81
PK65D1	-103617	-97728	1.04	1	3.850	0.026	0.094	3.363	2.894	0.634	0.280	0.042	1.000	NORM	3.85
PK65D2	-103617	-97728	1.08	1	3.225	0.038	0.139	3.354	2.301	0.646	0.193	0.084	1.047	NORM	3.38
PK67D0	-103812	-96436	1.71	1	11.522	0.098	0.238	3.067	6.988	3.527	0.552	0.455	1.650	NORM	19.01
PK67D4	-103812	-96436	1.79	1	5.352	0.089	0.264	3.061	2.987	1.744	0.160	0.461	1.728	NORM	9.25
PK67D5	-103812	-96436	1.67	1	5.359	0.076	0.214	3.018	2.655	1.666	0.125	0.913	1.613	NORM	8.65
PK68D0	-104368	-95201	0.81	1	3.456	0.086	0.224	3.215	2.180	0.903	0.106	0.268	0.782	NORM	2.70
PK68D1	-104368	-95201	1.01	1	3.292	0.103	0.259	3.211	2.099	0.849	0.096	0.247	0.980	NORM	3.23
PK68D2	-104368	-95201	1.15	1	2.591	0.077	0.190	3.194	1.576	0.728	0.072	0.214	1.114	NORM	2.89
PK9D0	-102028	-98641	1.22	1	2.920	—	—	—	1.825	0.795	0.105	0.194	1.181	NORM	3.45
PK90D0	-103230	-96606	1.51	1	12.167	0.361	0.689	3.459	6.579	4.009	0.198	1.381	1.456	NORM	17.71
PK90D2	-103230	-96605	1.58	1	—	—	—		—	—	—	—	1.526	NORM	—
PK90D3	-103230	-96605	1.33	1	7.359	0.190	0.442	3.459	4.172	2.404	0.140	0.644	1.289	NORM	9.48

3)	FOOTWALL 30cm CUT COMPONENT

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
BF100D0	-107483	-92144	1.946	1.371	0.370	0.183	0.023			3.576	0.300
BF112D0	-107681	-91821	2.716	1.996	0.466	0.233	0.020	0.003	0.073	3.422	0.300
BF128D0	-107778	-92628	6.688	3.528	2.665	0.267	0.228			3.226	0.300
BF128D1	-107778	-92628	1.685	1.119	0.393	0.069	0.104	0.016	0.076	3.339	0.300
BF2D2	-107468	-91992	2.707	1.611	0.832	0.106	0.158	0.010	0.075		0.300
BF2D3	-107468	-91993	0.291	0.125	0.112	0.012	0.041	0.010	0.070		0.300
BF201D0	-107750	-92048	0.319	0.199	0.078	0.022	0.020	0.003	0.049	3.180	0.300
BF202D0	-107659	-92125	1.915	0.664	0.985	0.048	0.217	0.041	0.101	3.155	0.300
BF205D0	-107469	-91827	11.804	6.770	3.837	0.431	0.766	0.282	0.566	3.458	0.300
BF206D0	-107471	-92030	2.632	1.654	0.793	0.083	0.103	0.033	0.116	3.433	0.300
BF276D0	-107699	-92349	2.023	1.484	0.395	0.131	0.013	0.002	0.059	3.357	0.300
BF279D0	-108251	-92859	0.729	0.444	0.218	0.017	0.049	0.016	0.035	2.958	0.300
BF287D0	-108102	-93031	7.214	3.978	2.710	0.251	0.275	0.033	0.115	3.395	0.300
BF29D0	-108087	-92928	1.822	1.067	0.568	0.072	0.115	0.060	0.112		0.300
BF38D0	-107327	-91781	1.901	1.116	0.592	0.075	0.119	0.035	0.093		0.300
BF4D0	-107491	-91795	1.410	0.813	0.445	0.056	0.095				0.300
BF98D0	-107837	-91911	2.777	2.015	0.396	0.335	0.030			3.412	0.300
BF99D0	-107609	-91866	0.494	0.330	0.118	0.026	0.020			3.593	0.300
KF101D0	-105181	-94115	3.347	2.009	1.152	0.119	0.067	0.045	0.171	3.390	0.300
KF101D2	-105181	-94115	2.385	1.374	0.868	0.084	0.060	0.034	0.132	3.468	0.300
KF101D3	-105181	-94115	0.690	0.475	0.152	0.032	0.032	0.008	0.067	3.346	0.300
KF102D0	-105872	-93234	3.110	1.762	1.064	0.121	0.163	0.069	0.178	3.303	0.300
KF102D3	-105872	-93235	8.950	5.929	2.535	0.377	0.109	0.020	0.090	3.304	0.300
KF102D5	-105872	-93235	9.992	6.968	2.305	0.617	0.101	0.036	0.096	3.277	0.300
KF103D0	-106734	-92126	4.491	2.528	1.661	0.147	0.155	0.033	0.116	3.363	0.300
KF103D2	-106734	-92126	5.827	4.355	0.955	0.430	0.088	0.038	0.105	3.328	0.300
KF103D4	-106734	-92126	1.111	0.844	0.186	0.069	0.011	0.007	0.069	3.442	0.300
KF105D0	-104980	-94721	4.633	2.407	1.855	0.179	0.191	0.024	0.095	3.281	0.300
KF105D1	-104980	-94721	7.572	5.052	1.859	0.426	0.236	0.061	0.124	3.042	0.300
KF108D0	-105432	-93468	0.658	0.459	0.161	0.027	0.011	0.003	0.071	3.419	0.300
KF108D4	-105431	-93468	0.304	0.211	0.071	0.013	0.010	0.003	0.070	3.358	0.300
KF108D5	-105432	-93468	1.775	1.251	0.369	0.119	0.037	0.012	0.089	3.329	0.300
KF109D0	-105833	-94571	3.074	1.571	1.060	0.075	0.367	0.106	0.204	3.358	0.300
KF109D4	-105834	-94571	3.861	2.208	1.199	0.086	0.369	0.094	0.186	3.226	0.300
KF109D5	-105834	-94571	1.951	1.103	0.651	0.066	0.131	0.056	0.175	3.302	0.300
KF11D0	-106336	-92737	2.875	1.714	0.882	0.113	0.166				0.300
KF112D0	-106600	-93025	5.387	3.227	1.487	0.211	0.462	0.121	0.303	3.399	0.300
KF112D5	-106601	-93025	3.318	1.761	1.223	0.099	0.235	0.105	0.235	3.437	0.300
KF112D6	-106601	-93025	4.181	2.533	1.270	0.129	0.248	0.084	0.216	3.361	0.300
KF118D0	-104863	-95075	2.097	1.554	0.373	0.154	0.015	0.004	0.076	3.399	0.300
KF118D3	-104863	-95075	0.754	0.418	0.287	0.033	0.015	0.006	0.071	3.495	0.300
KF119D0	-105292	-93799	1.970	1.159	0.601	0.069	0.141	0.031	0.120	3.440	0.300
KF119D3	-105292	-93799	2.456	1.457	0.768	0.090	0.141	0.050	0.173	3.411	0.300
KF12D0	-104755	-94895	0.037	0.013	0.014	0.001	0.009				0.300
KF121D0	-105513	-94027	0.651	0.355	0.250	0.021	0.025	0.024	0.103	3.393	0.300

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
KF123D0	-104563	-94814	0.644	0.475	0.121	0.037	0.011	0.001	0.067	3.341	0.300
KF123D2	-104563	-94814	0.665	0.489	0.132	0.035	0.010	0.002	0.066	3.365	0.300
KF125D2	-107202	-92666	5.528	3.224	1.802	0.193	0.309	0.085	0.213	3.376	0.300
KF125D3	-107202	-92666	5.320	2.980	1.794	0.189	0.357	0.085	0.220	3.483	0.300
KF126D0	-108011	-93498	9.758	5.255	3.687	0.247	0.569	0.044	0.173	3.410	0.300
KF126D1	-108011	-93499	2.969	1.537	1.153	0.070	0.208	0.016	0.076	3.304	0.300
KF126D2	-108011	-93499	4.143	2.400	1.376	0.114	0.254	0.029	0.131	3.291	0.300
KF127D0	-107494	-94250	1.729	1.030	0.508	0.060	0.131	0.039	0.079	3.065	0.300
KF127D3	-107494	-94250	4.195	2.220	1.514	0.107	0.354	0.120	0.223	3.051	0.300
KF127D4	-107494	-94250	3.660	2.122	1.140	0.127	0.271	0.079	0.155	3.049	0.300
KF13D0	-105377	-94297	6.020	3.649	1.819	0.235	0.317				0.300
KF28D0	-106019	-93031	3.140	1.878	0.961	0.123	0.179	0.029	0.073		0.300
KF28D1	-106019	-93030	1.540	0.908	0.477	0.060	0.095	0.030	0.060		0.300
KF29D0	-104991	-94552	3.714	2.236	1.129	0.145	0.203	0.014	0.036		0.300
KF29D1	-104991	-94551	3.131	1.897	0.946	0.122	0.166	0.010	0.016		0.300
KF3D0	-104715	-94151	0.020	0.003	0.009	0.001	0.008				0.300
KF32D0	-108199	-94374	1.631	1.312	0.186	0.113	0.019	0.013	0.102		0.300
KF32D4	-108198	-94373	7.166	3.953	2.605	0.316	0.292	0.083	0.309		0.300
KF32D5	-108199	-94374	3.192	2.112	0.825	0.179	0.076	0.038	0.135		0.300
KF34D0	-107491	-94740	1.221	0.775	0.331	0.050	0.066	0.019	0.035		0.300
KF34D4	-107491	-94740	6.153	3.981	1.648	0.253	0.271	0.080	0.194		0.300
KF34D5	-107492	-94740	0.162	0.038	0.085	0.010	0.029	0.010	0.018		0.300
KF37D0	-105589	-94912	3.521	2.549	0.732	0.123	0.117	0.026	0.109		0.300
KF37D4	-105589	-94912	4.741	3.399	0.903	0.296	0.142	0.034	0.132		0.300
KF37D5	-105589	-94912	0.109	0.060	0.027	0.010	0.012	0.013	0.051		0.300
KF38D5	-104764	-95370	3.801	2.355	1.167	0.110	0.169	0.037	0.120		0.300
KF38D6	-104764	-95370	7.368	4.435	2.216	0.520	0.197	0.044	0.147		0.300
KF39D0	-105173	-95272	0.383	0.183	0.170	0.008	0.022	0.009	0.034	3.200	0.300
KF39D4	-105173	-95272	4.571	2.556	1.629	0.195	0.190	0.041	0.066	3.093	0.300
KF39D5	-105173	-95272	1.428	0.766	0.519	0.039	0.104	0.019	0.067	3.163	0.300
KF4D0	-106631	-92371	5.470	3.311	1.655	0.213	0.291				0.300
KF44RD0	-106047	-93308	0.959	0.477	0.341	0.041	0.099	0.020	0.080	3.093	0.300
KF46D0	-105298	-94925	0.435	0.214	0.155	0.018	0.048	0.021	0.039		0.260
KF5D0	-105286	-93616	2.940	1.754	0.901	0.115	0.169				0.300
KF51D0	-107146	-92366	3.631	2.180	1.107	0.142	0.202	0.031	0.085		0.300
KF51D1	-107146	-92365	8.086	4.920	2.435	0.315	0.416	0.068	0.186		0.300
KF52D0	-104648	-94573	1.383	0.797	0.437	0.055	0.094	0.098	0.184		0.300
KF52D1	-104648	-94573	0.855	0.472	0.280	0.034	0.069	0.010	0.029		0.300
KF57D4	-107741	-93141	3.931	2.081	1.235	0.583	0.031	0.014	0.070	3.055	0.300
KF57D5	-107741	-93141	5.480	3.022	1.845	0.105	0.508	0.082	0.193	3.127	0.300
KF6D0	-105088	-93999	1.818	1.084	0.557	0.071	0.106				0.300
KF60D0	-107476	-92388	2.664	2.103	0.370	0.127	0.065	0.029	0.110	3.165	0.300
KF60D4	-107476	-92387	3.366	2.360	0.735	0.152	0.119	0.062	0.177	3.061	0.300
KF60D5	-107476	-92387	2.068	1.498	0.372	0.115	0.083	0.028	0.110	2.920	0.300
KF63AD0	-106326	-92385	5.428	3.629	1.310	0.136	0.353	0.070	0.207	3.459	0.300
KF63D0	-106328	-92383	6.716	4.596	1.438	0.147	0.535	0.077	0.249	3.329	0.295
KF7D0	-104337	-94759	8.263	5.028	2.488	0.322	0.425				0.300
KF72D0	-105558	-93828	3.960	2.484	1.207	0.195	0.076	0.025	0.098	3.417	0.300
KF72D4	-105558	-93828	1.775	1.199	0.428	0.099	0.049	0.019	0.081	3.240	0.300

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
KF72D5	-105558	-93828	6.820	4.700	1.532	0.331	0.257	0.063	0.168	3.427	0.300
KF86D0	-107063	-91923	3.403	2.467	0.658	0.256	0.022	0.006	0.079	3.336	0.300
KF86D5	-107063	-91923	2.978	2.033	0.686	0.228	0.031	0.009	0.082	3.330	0.300
KF87D0	-106620	-92642	0.464	0.237	0.160	0.019	0.048	0.005	0.080	3.276	0.300
KF87D4	-106620	-92642	0.905	0.503	0.295	0.036	0.071	0.006	0.077	3.360	0.300
KF87D6	-106620	-92642	12.077	7.377	3.623	0.470	0.607	0.012	0.090	3.393	0.300
KF88D0	-106217	-95630	3.924	2.377	0.836	0.108	0.604	0.080	0.161	3.069	0.300
KF90D0	-104847	-94364	3.784	2.277	1.151	0.148	0.208	0.005	0.090	3.416	0.300
KF90D4	-104847	-94364	6.558	3.980	1.979	0.256	0.343	0.007	0.091	3.277	0.300
KF90D5	-104847	-94365	18.430	11.282	5.517	0.716	0.914	0.017	0.112	3.390	0.300
KF97D0	-108329	-95775	1.995	1.635	0.210	0.137	0.012	0.009	0.034	3.075	0.300
KF97D4	-108329	-95775	4.613	2.468	1.682	0.164	0.299	0.072	0.181	3.132	0.300
KF97D5	-108330	-95775	1.162	0.896	0.195	0.053	0.018	0.009	0.045	3.183	0.300
PK118AD0	-102110	-98373	9.649	5.937	2.701	0.340	0.672	0.076	0.230	3.378	0.300
PK118D2	-102111	-98370	13.165	6.940	4.932	0.340	0.952	0.036	0.157	3.451	0.300
PK120D0	-104304	-96051	3.044	1.818	0.970	0.053	0.202	0.034	0.103	3.192	0.300
PK120D2	-104304	-96051	3.754	2.050	1.289	0.086	0.329	0.086	0.189	3.285	0.300
PK13D0	-102422	-97919	0.020	0.003	0.009	0.001	0.008				0.300
PK14D0	-104150	-95159	6.870	4.172	2.073	0.268	0.358				0.300
PK18D0	-102697	-97142	1.725	1.007	0.539	0.068	0.110				0.300
PK20D0	-102635	-97548	0.020	0.003	0.009	0.001	0.008				0.298
PK206D0	-105761	-97110	15.549	7.729	6.381	0.509	0.930	0.174	0.479	3.388	0.300
PK206D5	-105761	-97110	7.110	2.608	4.173	0.119	0.211	0.025	0.117	3.311	0.300
PK206D6	-105761	-97110	2.587	1.621	0.799	0.096	0.070	0.019	0.087	3.316	0.300
PK207D0	-104645	-99121	0.803	0.622	0.107	0.064	0.010	0.002	0.024	3.042	0.300
PK207D5	-104645	-99121	1.146	0.724	0.335	0.047	0.040	0.008	0.039	3.072	0.300
PK21D0	-102530	-97988	0.177	0.096	0.057	0.007	0.017				0.300
PK211D0	-102070	-98882	0.042	0.010	0.012	0.010	0.010	0.003	0.053	3.338	0.299
PK211D4	-102070	-98882	0.116	0.042	0.046	0.010	0.017	0.005	0.058	3.316	0.300
PK211D6	-102070	-98882	0.312	0.156	0.121	0.008	0.028	0.008	0.084	3.415	0.300
PK213D0	-104285	-95002	0.972	0.738	0.167	0.058	0.010	0.002	0.075	3.334	0.300
PK213D3	-104285	-95003	1.017	0.739	0.230	0.038	0.011	0.001	0.073	3.480	0.300
PK217D2	-103859	-95638	1.130	0.634	0.442	0.034	0.021	0.003	0.071	3.421	0.300
PK217D3	-103859	-95638	0.070	0.017	0.033	0.010	0.010	0.003	0.067	3.410	0.300
PK22D0	-102369	-98351	3.220	1.947	0.974	0.125	0.173				0.300
PK24D0	-101923	-99066	0.020	0.003	0.009	0.001	0.008				0.300
PK245D0	-103353	-98625	9.961	4.767	4.282	0.226	0.686	0.133	0.268	3.506	0.300
PK245D4	-103353	-98624	24.793	15.002	8.198	0.874	0.719	0.114	0.237	3.739	0.300
PK245D5	-103353	-98624	39.921	26.052	11.593	1.734	0.542	0.068	0.173	3.773	0.300
PK246D0	-104934	-96011	1.360	0.762	0.487	0.047	0.064	0.018	0.094	3.397	0.300
PK246D4	-104934	-96012	0.843	0.495	0.296	0.026	0.026	0.009	0.083	3.371	0.300
PK246D6	-104934	-96012	4.070	2.591	1.280	0.131	0.068	0.017	0.098	3.382	0.300
PK248D0	-103854	-95779	7.343	4.398	2.501	0.211	0.233	0.072	0.197	3.489	0.300
PK248D5	-103854	-95779	1.415	0.973	0.355	0.068	0.020	0.010	0.076	3.361	0.300
PK248D6	-103853	-95778	16.684	11.103	4.420	1.053	0.107	0.039	0.136	3.444	0.300
PK251D0	-103006	-98413	5.173	4.445	0.370	0.346	0.011	0.001	0.080	3.270	0.300
PK251D3	-103007	-98413	2.431	2.083	0.158	0.179	0.010	0.000	0.072	3.290	0.300
PK252D0	-104208	-95464	0.976	0.743	0.169	0.052	0.010	0.001	0.067	3.307	0.300
PK252D3	-104209	-95464	6.875	3.413	2.848	0.200	0.415	0.245	0.462	3.417	0.300

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
PK253D0	-102948	-96574	2.660	2.398	0.045	0.207	0.010	0.001	0.079	3.452	0.300
PK253D2	-102948	-96574	2.487	2.165	0.073	0.231	0.018	0.002	0.079	3.407	0.300
PK253D3	-102948	-96574	2.875	2.527	0.084	0.250	0.013	0.002	0.080	3.334	0.300
PK255D0	-102355	-98054	0.648	0.465	0.125	0.047	0.011	0.002	0.073	3.396	0.300
PK256D0	-103716	-96780	7.139	4.431	2.344	0.199	0.165	0.051	0.189	3.349	0.300
PK256D3	-103716	-96780	8.625	5.901	2.241	0.209	0.275	0.064	0.179	3.397	0.300
PK259D0	-102430	-97688	0.125	0.090	0.013	0.012	0.010	0.000	0.060	3.510	0.300
PK260D0	-103880	-98386	1.054	0.798	0.187	0.057	0.011	0.005	0.059	3.249	0.300
PK260D5	-103880	-98386	0.922	0.658	0.214	0.037	0.013	0.004	0.076	3.342	0.300
PK260D6	-103880	-98386	2.185	1.472	0.588	0.092	0.033	0.007	0.052	3.152	0.300
PK261D2	-102560	-97726	2.872	1.596	0.980	0.156	0.140	0.046	0.155	3.192	0.300
PK261D3	-102560	-97726	3.819	2.378	1.092	0.150	0.199	0.039	0.154	3.218	0.300
PK27D0	-103409	-96416	0.020	0.003	0.009	0.001	0.008				0.300
PK28D0	-104597	-95319	0.020	0.003	0.009	0.001	0.008				0.300
PK29D1	-103175	-97311	2.356	1.406	0.722	0.092	0.136				0.300
PK3D0	-102497	-96899	6.774	4.122	2.039	0.264	0.349				0.300
PK30D0	-103008	-98024	0.831	0.497	0.253	0.032	0.049				0.300
PK30D1	-103008	-98024	0.723	0.422	0.225	0.028	0.048				0.300
PK31D0	-103534	-96746	3.465	2.077	1.058	0.136	0.194				0.300
PK39D0	-104032	-95680	0.692	0.398	0.218	0.027	0.048	0.015	0.019		0.300
PK39D1	-104032	-95680	2.892	1.752	0.874	0.113	0.154	0.010	0.024		0.300
PK4D0	-102574	-96986	0.020	0.003	0.009	0.001	0.008				0.300
PK41D0	-103341	-97521	5.597	3.389	1.693	0.218	0.297	0.010	0.014		0.300
PK41D1	-103341	-97520	1.348	0.808	0.410	0.052	0.077	0.010	0.013		0.300
PK42D0	-102862	-97542	0.121	0.061	0.041	0.005	0.015	0.010	0.011		0.300
PK42D1	-102862	-97541	0.701	0.400	0.223	0.028	0.051	0.010	0.011		0.300
PK45D0	-102365	-98732	0.158	0.085	0.051	0.006	0.016	0.010	0.010		0.300
PK45D1	-102365	-98732	1.193	0.693	0.374	0.047	0.079	0.010	0.013		0.300
PK51D0	-104417	-96728	1.265	0.927	0.265	0.059	0.015	0.007	0.090		0.300
PK51D4	-104417	-96727	0.453	0.317	0.100	0.013	0.022	0.007	0.085		0.300
PK51D5	-104417	-96727	2.090	1.457	0.463	0.144	0.025	0.010	0.093		0.300
PK52D0	-103410	-97182	3.364	2.594	0.409	0.343	0.018	0.011	0.086		0.300
PK52D4	-103410	-97181	0.240	0.168	0.055	0.010	0.008	0.007	0.062		0.300
PK52D5	-103410	-97181	0.484	0.353	0.109	0.013	0.009	0.007	0.069		0.300
PK54D0	-104276	-97857	6.457	3.376	2.151	0.133	0.797	0.125	0.371		0.300
PK54D4	-104276	-97856	1.609	0.937	0.463	0.049	0.160	0.036	0.135		0.300
PK54D5	-104276	-97856	4.741	2.318	1.663	0.127	0.634	0.103	0.279		0.300
PK55D0	-102662	-98653	0.539	0.357	0.130	0.022	0.031	0.014	0.095		0.300
PK55D4	-102662	-98652	5.289	4.122	0.743	0.398	0.025	0.009	0.088		0.300
PK55D5	-102662	-98652	2.924	2.301	0.383	0.218	0.022	0.008	0.078		0.300
PK56D0	-103803	-99347	0.207	0.132	0.050	0.010	0.016	0.011	0.097		0.300
PK56D4	-103803	-99347	1.036	0.783	0.184	0.039	0.030	0.010	0.092		0.300
PK56D5	-103803	-99347	0.511	0.299	0.107	0.022	0.082	0.010	0.085		0.300
PK57D0	-103447	-99866	3.749	2.767	0.692	0.272	0.019	0.008	0.073		0.300
PK57D4	-103447	-99866	2.777	2.014	0.573	0.159	0.030	0.014	0.086		0.300
PK57D5	-103447	-99866	0.781	0.499	0.237	0.027	0.018	0.011	0.062		0.300
PK59D0	-102548	-98414	0.910	0.660	0.199	0.039	0.011	0.003	0.059	3.443	0.300
PK59D4	-102548	-98414	2.294	1.610	0.537	0.127	0.019	0.005	0.060	3.393	0.300
PK59D5	-102548	-98415	1.409	0.873	0.492	0.039	0.005	0.004	0.064	3.381	0.300

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
PK60D0	-102593	-99294	0.103	0.051	0.032	0.010	0.010	0.004	0.054	3.282	0.300
PK60D4	-102593	-99295	0.991	0.683	0.222	0.065	0.021	0.004	0.062	3.384	0.300
PK60D5	-102593	-99295	0.853	0.615	0.183	0.044	0.011	0.003	0.059	3.321	0.300
PK61D0	-102730	-98133	15.840	10.448	4.270	0.982	0.139	0.015	0.052	3.197	0.300
PK61D4	-102730	-98134	3.519	1.712	1.472	0.082	0.253	0.062	0.164	3.240	0.300
PK61D5	-102730	-98134	5.977	3.688	1.903	0.321	0.064	0.014	0.076	3.293	0.300
PK62D0	-103411	-98020	4.069	2.163	1.566	0.098	0.242	0.081	0.200	3.243	0.300
PK62D4	-103411	-98020	0.526	0.392	0.096	0.028	0.009	0.005	0.048	3.162	0.300
PK62D5	-103412	-98020	0.269	0.184	0.056	0.018	0.012	0.004	0.027	3.152	0.300
PK63D4	-102924	-97690	6.909	2.777	3.087	0.129	0.917	0.020	0.131	3.159	0.300
PK63D5	-102924	-97690	0.111	0.034	0.057	0.010	0.010	0.003	0.032	3.154	0.300
PK64D0	-102621	-98858	3.156	1.667	1.344	0.124	0.020	0.006	0.058	3.266	0.300
PK64D4	-102622	-98858	0.183	0.100	0.051	0.010	0.022	0.004	0.055	3.282	0.300
PK64D5	-102622	-98859	0.848	0.354	0.405	0.020	0.070	0.013	0.041	3.184	0.300
PK65D0	-103617	-97729	1.803	1.440	0.211	0.141	0.010	0.007	0.040	3.163	0.300
PK65D1	-103617	-97728	1.846	1.414	0.276	0.145	0.011	0.004	0.046	3.245	0.300
PK65D2	-103617	-97728	1.814	1.323	0.360	0.119	0.011	0.009	0.063	3.218	0.300
PK67D0	-103812	-96436	1.013	0.412	0.461	0.018	0.122	0.041	0.072	2.950	0.300
PK67D4	-103812	-96436	0.077	0.020	0.027	0.010	0.020	0.007	0.034	2.919	0.300
PK67D5	-103812	-96436	2.088	0.984	0.744	0.038	0.322	0.041	0.115	2.940	0.300
PK68D0	-104368	-95201	2.014	1.544	0.313	0.136	0.022	0.009	0.058	3.173	0.300
PK68D1	-104368	-95201	0.650	0.339	0.268	0.016	0.027	0.011	0.069	3.183	0.300
PK68D2	-104368	-95201	0.070	0.020	0.020	0.010	0.020	0.004	0.056	3.124	0.300
PK90D0	-103230	-96606	1.779	0.979	0.647	0.038	0.114	0.038	0.112	3.247	0.300
PK90D3	-103230	-96605	6.528	4.043	1.936	0.183	0.366	0.067	0.258	3.289	0.300

4)	FOOTWALL 45cm CUT COMPONENT

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
BF100D0	-107483	-92144	1.357	0.930	0.281	0.125	0.022			3.571	0.450
BF112D0	-107681	-91821	1.836	1.337	0.320	0.159	0.020	0.002	0.068	3.399	0.450
BF128D0	-107778	-92628	5.004	2.618	2.010	0.199	0.177			3.209	0.450
BF128D1	-107778	-92628	2.165	1.225	0.678	0.070	0.192	0.029	0.096	3.267	0.450
BF2D2	-107468	-91992	2.148	1.267	0.665	0.085	0.131	0.010	0.070		0.450
BF2D3	-107468	-91993	0.514	0.262	0.178	0.021	0.052	0.016	0.080		0.450
BF201D0	-107750	-92048	0.236	0.140	0.059	0.018	0.020	0.003	0.049	3.181	0.450
BF202D0	-107659	-92125	1.296	0.449	0.664	0.035	0.148	0.029	0.083	3.178	0.450
BF205D0	-107469	-91827	9.527	5.384	3.154	0.350	0.640	0.240	0.489	3.397	0.450
BF206D0	-107471	-92030	3.698	1.896	1.524	0.123	0.155	0.080	0.204	3.450	0.450
BF276D0	-107699	-92349	1.635	1.201	0.325	0.097	0.012	0.002	0.061	3.375	0.450
BF279D0	-108251	-92859	2.424	1.343	0.806	0.068	0.207	0.049	0.093	2.940	0.450
BF287D0	-108102	-93031	7.058	3.659	2.873	0.218	0.307	0.068	0.173	3.302	0.450
BF29D0	-108087	-92928	1.505	0.872	0.474	0.060	0.100	0.048	0.095		0.390
BF38D0	-107327	-91781	1.348	0.775	0.427	0.053	0.092	0.026	0.073		0.450
BF4D0	-107491	-91795	2.326	1.377	0.718	0.091	0.139				0.450
BF98D0	-107837	-91911	1.874	1.350	0.271	0.227	0.027			3.404	0.450
BF99D0	-107609	-91866	0.354	0.227	0.086	0.021	0.020			3.599	0.450
KF101D0	-105181	-94115	3.279	1.921	1.167	0.105	0.086	0.035	0.138	3.340	0.450
KF101D2	-105181	-94115	1.957	1.110	0.724	0.064	0.059	0.030	0.116	3.420	0.450
KF101D3	-105181	-94115	0.486	0.327	0.109	0.024	0.026	0.008	0.057	3.274	0.450
KF102D0	-105872	-93234	2.728	1.518	0.956	0.112	0.143	0.063	0.173	3.328	0.450
KF102D3	-105872	-93235	7.310	4.829	2.075	0.280	0.125	0.021	0.093	3.325	0.450
KF102D5	-105872	-93235	7.680	5.322	1.809	0.472	0.077	0.027	0.087	3.307	0.450
KF103D0	-106734	-92126	5.606	2.947	2.299	0.149	0.212	0.039	0.137	3.374	0.450
KF103D2	-106734	-92126	3.965	2.942	0.672	0.290	0.062	0.026	0.098	3.375	0.450
KF103D4	-106734	-92126	0.783	0.573	0.150	0.049	0.011	0.006	0.075	3.460	0.450
KF105D0	-104980	-94721	3.515	1.780	1.436	0.130	0.168	0.021	0.097	3.336	0.450
KF105D1	-104980	-94721	6.358	4.111	1.718	0.328	0.201	0.055	0.115	3.053	0.450
KF108D0	-105432	-93468	0.474	0.317	0.126	0.021	0.010	0.004	0.071	3.409	0.450
KF108D4	-105431	-93468	0.223	0.145	0.051	0.012	0.015	0.004	0.072	3.368	0.450
KF108D5	-105432	-93468	1.232	0.843	0.279	0.082	0.028	0.010	0.082	3.340	0.450
KF109D0	-105833	-94571	2.076	1.057	0.713	0.054	0.252	0.072	0.145	3.262	0.450
KF109D4	-105834	-94571	2.600	1.481	0.806	0.061	0.253	0.064	0.134	3.179	0.450
KF109D5	-105834	-94571	1.324	0.742	0.441	0.048	0.094	0.039	0.127	3.228	0.450
KF11D0	-106336	-92737	2.528	1.506	0.776	0.099	0.147				0.450
KF112D0	-106600	-93025	5.722	3.306	1.714	0.213	0.487	0.135	0.320	3.396	0.450
KF112D5	-106601	-93025	2.744	1.454	1.009	0.079	0.203	0.087	0.200	3.412	0.450
KF112D6	-106601	-93025	2.967	1.797	0.893	0.094	0.183	0.061	0.164	3.299	0.450
KF118D0	-104863	-95075	2.068	1.412	0.464	0.120	0.072	0.015	0.091	3.342	0.450
KF118D3	-104863	-95075	1.912	1.031	0.709	0.065	0.107	0.036	0.129	3.436	0.450
KF119D0	-105292	-93799	2.126	1.206	0.662	0.065	0.192	0.031	0.120	3.440	0.450
KF119D3	-105292	-93799	3.415	1.600	1.527	0.086	0.202	0.066	0.188	3.347	0.450
KF12D0	-104755	-94895	0.031	0.010	0.012	0.001	0.009				0.450
KF121D0	-105513	-94027	0.505	0.267	0.195	0.017	0.027	0.020	0.094	3.398	0.450
KF123D0	-104563	-94814	0.445	0.320	0.086	0.028	0.011	0.002	0.060	3.284	0.450
KF123D2	-104563	-94814	0.458	0.329	0.092	0.026	0.010	0.002	0.058	3.308	0.450
KF125D2	-107202	-92666	3.875	2.253	1.267	0.135	0.220	0.061	0.162	3.314	0.450
KF125D3	-107202	-92666	3.834	2.145	1.295	0.131	0.263	0.066	0.171	3.388	0.450
KF126D0	-108011	-93498	6.699	3.601	2.533	0.172	0.394	0.031	0.127	3.322	0.450
KF126D1	-108011	-93499	1.996	1.028	0.775	0.050	0.142	0.011	0.058	3.218	0.450
KF126D2	-108011	-93499	3.052	1.759	1.016	0.085	0.192	0.023	0.102	3.202	0.450

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
KF127D0	-107494	-94250	1.954	1.115	0.623	0.058	0.158	0.049	0.092	3.051	0.450
KF127D3	-107494	-94250	5.817	3.078	2.094	0.143	0.502	0.161	0.289	3.041	0.450
KF127D4	-107494	-94250	5.528	3.058	1.859	0.161	0.450	0.134	0.247	3.042	0.450
KF13D0	-105377	-94297	10.010	6.103	3.008	0.390	0.509				0.450
KF28D0	-106019	-93031	2.605	1.549	0.802	0.102	0.153	0.030	0.076		0.450
KF28D1	-106019	-93030	1.033	0.606	0.321	0.040	0.066	0.026	0.064		0.450
KF29D0	-104991	-94552	2.482	1.492	0.755	0.097	0.138	0.013	0.031		0.450
KF29D1	-104991	-94551	2.094	1.266	0.633	0.081	0.114	0.010	0.017		0.450
KF3D0	-104715	-94151	0.020	0.003	0.009	0.001	0.008				0.450
KF32D0	-108199	-94374	1.903	1.432	0.317	0.095	0.059	0.023	0.121		0.450
KF32D4	-108198	-94373	5.833	3.263	2.099	0.236	0.235	0.067	0.252		0.450
KF32D5	-108199	-94374	3.778	2.214	1.255	0.167	0.143	0.060	0.176		0.450
KF34D0	-107491	-94740	1.678	1.040	0.480	0.062	0.096	0.026	0.050		0.450
KF34D5	-107492	-94740	0.202	0.060	0.102	0.010	0.029	0.011	0.021		0.450
KF37D0	-105589	-94912	2.889	2.007	0.641	0.088	0.153	0.029	0.110		0.450
KF37D4	-105589	-94912	3.512	2.458	0.715	0.208	0.130	0.031	0.117		0.450
KF37D5	-105589	-94912	0.120	0.069	0.028	0.009	0.013	0.013	0.054		0.450
KF38D5	-104764	-95370	3.696	2.170	1.224	0.107	0.195	0.051	0.149		0.450
KF38D6	-104764	-95370	6.073	3.588	1.881	0.382	0.222	0.051	0.164		0.450
KF39D0	-105173	-95272	0.272	0.129	0.116	0.009	0.018	0.008	0.030	3.184	0.450
KF39D4	-105173	-95272	3.063	1.711	1.089	0.133	0.130	0.029	0.051	3.083	0.450
KF39D5	-105173	-95272	0.974	0.523	0.349	0.029	0.073	0.015	0.053	3.139	0.450
KF4D0	-106631	-92371	5.350	3.237	1.619	0.209	0.285				0.450
KF5D0	-105286	-93616	2.414	1.439	0.741	0.095	0.140				0.450
KF51D0	-107146	-92366	3.003	1.793	0.920	0.118	0.172	0.031	0.080		0.398
KF51D1	-107146	-92365	6.035	3.658	1.824	0.235	0.318	0.063	0.150		0.419
KF52D0	-104648	-94573	0.988	0.554	0.320	0.040	0.075	0.085	0.159		0.450
KF52D1	-104648	-94573	0.637	0.338	0.215	0.026	0.058	0.012	0.046		0.450
KF57D4	-107741	-93141	2.636	1.392	0.828	0.392	0.024	0.012	0.058	2.998	0.450
KF57D5	-107741	-93141	3.801	2.098	1.286	0.071	0.346	0.059	0.146	3.072	0.450
KF6D0	-105088	-93999	1.490	0.887	0.457	0.058	0.088				0.367
KF60D0	-107476	-92388	1.851	1.442	0.269	0.088	0.052	0.025	0.101	3.134	0.450
KF60D4	-107476	-92387	2.380	1.650	0.530	0.105	0.095	0.047	0.147	3.011	0.450
KF60D5	-107476	-92387	1.833	1.352	0.311	0.105	0.065	0.024	0.099	2.956	0.450
KF63AD0	-106326	-92385	5.122	3.290	1.327	0.126	0.379	0.085	0.224	3.466	0.445
KF7D0	-104337	-94759	7.434	4.519	2.241	0.290	0.385				0.385
KF72D0	-105558	-93828	3.566	2.241	1.075	0.168	0.083	0.026	0.102	3.373	0.450
KF72D4	-105558	-93828	1.362	0.875	0.367	0.067	0.052	0.016	0.079	3.270	0.450
KF72D5	-105558	-93828	4.919	3.365	1.142	0.231	0.180	0.045	0.137	3.415	0.450
KF86D0	-107063	-91923	2.309	1.656	0.458	0.174	0.021	0.006	0.074	3.305	0.450
KF86D5	-107063	-91923	2.037	1.366	0.489	0.155	0.027	0.008	0.078	3.323	0.450
KF87D0	-106620	-92642	0.336	0.161	0.121	0.014	0.041	0.006	0.081	3.266	0.450
KF87D4	-106620	-92642	0.635	0.339	0.213	0.026	0.057	0.007	0.078	3.362	0.450
KF87D6	-106620	-92642	8.077	4.921	2.428	0.314	0.413	0.011	0.087	3.396	0.450
KF88D0	-106217	-95630	2.629	1.588	0.560	0.075	0.406	0.055	0.116	3.055	0.450
KF90D0	-104847	-94364	2.555	1.521	0.785	0.100	0.149	0.005	0.097	3.401	0.450
KF90D4	-104847	-94364	4.396	2.656	1.332	0.172	0.237	0.006	0.091	3.278	0.450
KF90D5	-104847	-94365	12.310	7.525	3.689	0.478	0.617	0.012	0.104	3.359	0.450
KF97D0	-108329	-95775	1.351	1.101	0.144	0.095	0.011	0.007	0.032	3.073	0.450
KF97D4	-108329	-95775	3.089	1.649	1.125	0.113	0.202	0.050	0.131	3.113	0.450
KF97D5	-108330	-95775	0.801	0.611	0.135	0.039	0.015	0.008	0.040	3.134	0.450
PK118AD0	-102110	-98373	6.635	4.126	1.823	0.233	0.452	0.051	0.176	3.374	0.450
PK118D2	-102111	-98370	8.909	4.693	3.337	0.233	0.646	0.025	0.127	3.418	0.450
PK120D0	-104304	-96051	2.055	1.226	0.652	0.039	0.138	0.024	0.079	3.168	0.450
PK120D2	-104304	-96051	2.520	1.373	0.863	0.060	0.223	0.059	0.136	3.226	0.450

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
PK13D0	-102422	-97919	0.020	0.003	0.009	0.001	0.008				0.430
PK14D0	-104150	-95159	9.210	5.611	2.770	0.359	0.471				0.450
PK18D0	-102697	-97142	2.451	1.454	0.756	0.096	0.145				0.432
PK206D0	-105761	-97110	14.734	7.426	5.952	0.464	0.893	0.158	0.413	3.375	0.450
PK206D5	-105761	-97110	5.197	1.883	3.069	0.088	0.157	0.020	0.105	3.317	0.450
PK206D6	-105761	-97110	2.601	1.573	0.857	0.084	0.086	0.020	0.089	3.321	0.450
PK21D0	-102530	-97988	0.124	0.065	0.041	0.005	0.014				0.450
PK211D6	-102070	-98882	0.226	0.108	0.086	0.009	0.023	0.007	0.073	3.381	0.450
PK213D0	-104285	-95002	0.677	0.500	0.125	0.042	0.010	0.001	0.076	3.357	0.450
PK213D3	-104285	-95003	0.700	0.499	0.162	0.029	0.010	0.001	0.073	3.500	0.450
PK217D2	-103859	-95638	0.821	0.429	0.348	0.026	0.019	0.003	0.072	3.430	0.450
PK217D3	-103859	-95638	0.073	0.018	0.035	0.010	0.010	0.003	0.068	3.410	0.450
PK22D0	-102369	-98351	2.153	1.299	0.652	0.084	0.118				0.450
PK24D0	-101923	-99066	0.020	0.003	0.009	0.001	0.008				0.450
PK245D0	-103353	-98625	8.721	4.266	3.590	0.216	0.650	0.122	0.253	3.500	0.450
PK245D4	-103353	-98624	24.206	14.146	8.254	0.842	0.964	0.196	0.360	3.759	0.450
PK245D5	-103353	-98624	32.162	20.469	9.558	1.639	0.496	0.060	0.156	3.774	0.450
PK246D0	-104934	-96011	1.733	1.101	0.476	0.094	0.063	0.020	0.095	3.417	0.450
PK246D4	-104934	-96012	1.463	0.729	0.577	0.035	0.122	0.027	0.111	3.384	0.450
PK246D6	-104934	-96012	4.641	2.704	1.605	0.123	0.209	0.054	0.146	3.392	0.450
PK248D0	-103854	-95779	4.988	2.971	1.713	0.144	0.160	0.051	0.157	3.458	0.450
PK248D5	-103854	-95779	1.915	0.961	0.835	0.061	0.059	0.012	0.080	3.352	0.450
PK248D6	-103853	-95778	11.164	7.407	2.976	0.705	0.075	0.028	0.115	3.452	0.450
PK251D0	-103006	-98413	3.521	3.021	0.254	0.235	0.011	0.001	0.074	3.270	0.450
PK251D3	-103007	-98413	1.699	1.443	0.122	0.123	0.010	0.000	0.068	3.260	0.450
PK252D0	-104208	-95464	0.710	0.524	0.135	0.038	0.013	0.002	0.063	3.266	0.450
PK252D3	-104209	-95464	4.661	2.313	1.928	0.137	0.283	0.167	0.335	3.388	0.450
PK253D0	-102948	-96574	2.799	2.499	0.045	0.240	0.015	0.002	0.081	3.458	0.450
PK253D2	-102948	-96574	2.945	2.582	0.082	0.262	0.020	0.003	0.080	3.425	0.450
PK253D3	-102948	-96574	2.340	2.056	0.070	0.202	0.012	0.002	0.079	3.328	0.450
PK255D0	-102355	-98054	0.457	0.315	0.097	0.035	0.010	0.002	0.073	3.408	0.450
PK256D0	-103716	-96780	4.799	2.964	1.586	0.136	0.113	0.036	0.146	3.312	0.450
PK256D3	-103716	-96780	8.309	5.700	2.027	0.173	0.409	0.104	0.198	3.381	0.450
PK259D0	-102430	-97688	0.119	0.085	0.012	0.011	0.010	0.000	0.059	3.497	0.450
PK260D0	-103880	-98386	0.723	0.537	0.133	0.042	0.011	0.005	0.049	3.186	0.450
PK260D5	-103880	-98386	0.672	0.470	0.161	0.029	0.012	0.004	0.062	3.254	0.450
PK260D6	-103880	-98386	1.475	0.986	0.399	0.064	0.025	0.007	0.046	3.136	0.450
PK261D2	-102560	-97726	1.931	1.070	0.657	0.107	0.097	0.031	0.114	3.157	0.450
PK261D3	-102560	-97726	2.562	1.591	0.731	0.104	0.136	0.027	0.112	3.154	0.450
PK27D0	-103409	-96416	0.020	0.003	0.009	0.001	0.008				0.450
PK28D0	-104597	-95319	1.791	1.082	0.541	0.070	0.098				0.450
PK29D1	-103175	-97311	1.577	0.938	0.484	0.062	0.093				0.450
PK3D0	-102497	-96899	4.523	2.749	1.362	0.176	0.235				0.450
PK30D0	-103008	-98024	0.561	0.332	0.172	0.022	0.036				0.450
PK30D1	-103008	-98024	0.489	0.282	0.153	0.019	0.035				0.450
PK31D0	-103534	-96746	6.105	3.701	1.844	0.238	0.321				0.450
PK39D0	-104032	-95680	0.468	0.266	0.148	0.018	0.035	0.013	0.016		0.450
PK39D1	-104032	-95680	1.935	1.169	0.585	0.075	0.106	0.010	0.022		0.450
PK4D0	-102574	-96986	0.020	0.003	0.009	0.001	0.008				0.450
PK41D0	-103341	-97521	6.480	3.932	1.956	0.253	0.339	0.013	0.019		0.450
PK41D1	-103341	-97520	0.905	0.539	0.277	0.035	0.054	0.010	0.012		0.450
PK42D0	-102862	-97542	0.098	0.048	0.034	0.004	0.013	0.010	0.011		0.388
PK42D1	-102862	-97541	0.546	0.310	0.174	0.022	0.041	0.010	0.011		0.388
PK45D0	-102365	-98732	0.112	0.058	0.037	0.004	0.013	0.010	0.010		0.450
PK45D1	-102365	-98732	0.802	0.463	0.252	0.032	0.055	0.010	0.016		0.450

BHID	X	Y	PGE	PT	PD	RH	AU	CU	NI	SG	TRUETHK
PK51D0	-104417	-96728	0.899	0.637	0.206	0.043	0.013	0.007	0.086		0.450
PK51D4	-104417	-96727	0.369	0.241	0.094	0.012	0.021	0.008	0.084		0.450
PK51D5	-104417	-96727	1.453	0.995	0.335	0.100	0.024	0.009	0.090		0.450
PK52D0	-103410	-97182	2.274	1.746	0.281	0.232	0.014	0.010	0.073		0.450
PK52D4	-103410	-97181	0.233	0.165	0.050	0.010	0.007	0.007	0.057		0.430
PK52D5	-103410	-97181	0.414	0.288	0.104	0.012	0.010	0.008	0.067		0.450
PK54D0	-104276	-97857	4.755	2.554	1.543	0.104	0.554	0.091	0.281		0.450
PK54D4	-104276	-97856	1.244	0.761	0.334	0.037	0.112	0.027	0.113		0.450
PK54D5	-104276	-97856	3.552	1.740	1.247	0.101	0.463	0.078	0.228		0.450
PK55D0	-102662	-98653	0.825	0.498	0.240	0.027	0.060	0.017	0.109		0.450
PK55D4	-102662	-98652	5.771	4.472	0.832	0.439	0.029	0.008	0.087		0.450
PK55D5	-102662	-98652	2.227	1.743	0.294	0.168	0.022	0.008	0.078		0.450
PK56D0	-103803	-99347	0.194	0.122	0.046	0.010	0.016	0.010	0.095		0.450
PK56D4	-103803	-99347	0.977	0.725	0.184	0.036	0.032	0.011	0.089		0.450
PK56D5	-103803	-99347	0.500	0.294	0.118	0.018	0.071	0.010	0.085		0.450
PK57D0	-103447	-99866	2.640	1.946	0.487	0.193	0.015	0.007	0.074		0.430
PK57D4	-103447	-99866	1.912	1.388	0.390	0.110	0.024	0.012	0.086		0.450
PK57D5	-103447	-99866	0.584	0.369	0.178	0.021	0.016	0.010	0.064		0.450
PK59D0	-102548	-98414	0.623	0.443	0.139	0.029	0.011	0.003	0.055	3.406	0.450
PK59D4	-102548	-98414	1.557	1.086	0.366	0.088	0.016	0.005	0.055	3.372	0.450
PK59D5	-102548	-98415	0.959	0.585	0.337	0.030	0.007	0.004	0.060	3.344	0.450
PK60D0	-102593	-99294	0.091	0.041	0.029	0.010	0.011	0.003	0.054	3.275	0.450
PK60D4	-102593	-99295	0.691	0.470	0.157	0.046	0.017	0.003	0.061	3.391	0.450
PK60D5	-102593	-99295	0.582	0.413	0.125	0.033	0.011	0.003	0.058	3.317	0.450
PK61D0	-102730	-98133	13.051	8.392	3.740	0.773	0.146	0.018	0.059	3.203	0.450
PK61D4	-102730	-98134	2.404	1.162	1.008	0.058	0.175	0.045	0.120	3.197	0.450
PK61D5	-102730	-98134	7.076	3.963	2.658	0.317	0.137	0.024	0.094	3.300	0.450
PK62D0	-103411	-98020	3.163	1.647	1.245	0.069	0.202	0.066	0.159	3.193	0.450
PK62D4	-103411	-98020	0.370	0.265	0.067	0.022	0.015	0.004	0.046	3.129	0.450
PK62D5	-103412	-98020	0.204	0.136	0.041	0.015	0.012	0.004	0.025	3.140	0.450
PK63D4	-102924	-97690	5.744	2.319	2.519	0.101	0.805	0.021	0.114	3.156	0.420
PK63D5	-102924	-97690	0.096	0.029	0.047	0.010	0.010	0.002	0.031	3.143	0.380
PK64D0	-102621	-98858	2.672	1.393	1.151	0.108	0.020	0.006	0.050	3.215	0.450
PK64D4	-102622	-98858	0.146	0.073	0.041	0.010	0.022	0.006	0.045	3.218	0.450
PK64D5	-102622	-98859	0.593	0.247	0.277	0.016	0.053	0.011	0.035	3.140	0.450
PK65D0	-103617	-97729	1.226	0.974	0.144	0.098	0.010	0.006	0.034	3.111	0.450
PK65D1	-103617	-97728	1.269	0.971	0.187	0.100	0.011	0.004	0.036	3.185	0.450
PK65D2	-103617	-97728	1.245	0.897	0.254	0.083	0.011	0.008	0.054	3.176	0.450
PK67D0	-103812	-96436	0.762	0.307	0.345	0.016	0.095	0.031	0.061	2.950	0.410
PK67D4	-103812	-96436	0.075	0.020	0.025	0.010	0.020	0.006	0.034	2.924	0.400
PK67D5	-103812	-96436	2.047	0.974	0.745	0.041	0.287	0.041	0.114	2.935	0.410
PK68D0	-104368	-95201	1.371	1.040	0.215	0.094	0.021	0.007	0.057	3.177	0.450
PK68D1	-104368	-95201	0.466	0.242	0.185	0.014	0.025	0.009	0.066	3.175	0.450
PK68D2	-104368	-95201	0.073	0.022	0.020	0.010	0.020	0.003	0.055	3.104	0.450
PK90D0	-103231	-96606	1.306	0.719	0.471	0.028	0.088	0.029	0.097	3.247	0.450
PK90D3	-103230	-96605	4.391	2.712	1.306	0.125	0.247	0.047	0.186	3.250	0.450

Appendix 2

Merensky Reef Histograms and Scatterplots

HANGINGWALL “10cm” HISTOGRAMS

The histograms are restricted to the borehole information of the composited “hangingwall” dataset. Data from the neighboring farms have been included in the statistical and geostatistical analysis. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. These histograms may exclude boreholes that were cut for the semivariogram analysis.

1)	Borehole PGE values show a distribution with 222 data points ranging in value from 0.02 to 17.32 g/t with a mean of 3.53 g/t. See Figure 1.

2)	Borehole platinum (Pt) prill values show a distribution with 222 data points ranging in value from 0.0018 to 10.51g/t with a mean of 2.09 g/t.

3)	Borehole palladium (Pd) prill values show a distribution with 222 data points ranging in value from 0.0018 to 5.55 g/t with a mean of 1.01 g/t.

4)	Borehole rhodium (Rh) prill values show a distribution with 222 data points ranging in value from 0.00012 to 0.65 g/t with a mean of 0.10 g/t.

5)	Borehole gold (Au) prill values show a distribution with 222 data points ranging in value from 0.016 to 1.97 g/t with a mean of 0.32 g/t.

6)	Borehole copper (Cu) values show a distribution with 190 data points ranging in value from 0.008 to 0.29% with a mean of 0.12%.

7)	Borehole nickel (Ni) values show a distribution with 190 data points ranging in value from 0.038 to 1.05 % with a mean of 0.272%.

8)	Borehole density values show a distribution with 142 data points ranging in value from 3.07 to 3.84 with a mean of 3.40.

Figure 1: Hangingwall “Geotech” PGE grade histogram.

MR Reef HISTOGRAMS

The histograms are based on the borehole information of the composited reef, including both the “Normal” and “Pothole Edge” domains. Variography was performed on only the “Normal” reef domain, with the same parameters being applied to the “Pothole Edge” domain. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis.

1)	Borehole PGE values show a positively skewed distribution with 220 data points ranging in value from 0.77 to 16.34 g/t with a mean of 4.96 g/t. See Figure 3.

2)	Borehole thickness (TRUETHK) values show a distribution with 247 data points ranging in value from 0.3 to 1.78m with a mean of 0.88m. See Figure 4.

3)	Borehole platinum (Pt) prill values show a positively skewed distribution with 220 data points ranging in value from 0.475 to 11.05g/t with a mean of 3.048 g/t.

4)	Borehole palladium (Pd) prill values show a positively skewed distribution with 222 data points ranging in value from 0.064 to 7.405 g/t with a mean of 1.463 g/t.

5)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 222 data points ranging in value from 0.014 to 0.67 g/t with a mean of 0.177 g/t.

6)	Borehole gold (Au) prill values show a positively skewed distribution with 224 data points ranging in value from 0.031 to 1.38 g/t with a mean of 0.329 g/t.

7)	Borehole copper (Cu) values show a positively skewed distribution with 192 data points ranging in value from 0.005 to 0.36 % with a mean of 0.094%.

8)	Borehole nickel (Ni) values show a positively skewed distribution with 192 data points ranging in value from 0.026 to 0.779 % with a mean of 0.235%.

Borehole density values show a normal distribution with 141 data points ranging in value from 3.01 to 3.65 with a mean of 3.41.

Figure 3: MR Reef PGE grade histogram, cut at 20 g/t.

Figure 4: MR Reef thickness histogram, cut at 0.3m

FOOTWALL 30cm HISTOGRAMS

The histograms are based on the borehole information of the composited reef for the 30 footwall component. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. The validated borehole grade, thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in Appendix 4.

1)	Borehole PGE values show a positively skewed distribution with 217 data points ranging in value from 0.02 to 39.920 g/t with a mean of 3.407 g/t. See Figure 5.

2)	Borehole platinum (Pt) prill values show a positively skewed distribution with 217 data points ranging in value from 0.002 to 26.05 g/t with a mean of 2.096 g/t.

3)	Borehole palladium (Pd) prill values show a positively skewed distribution with 217 data points ranging in value from 0.008 to 11.59 g/t with a mean of 1.015 g/t.

4)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 217 data points ranging in value from 0.0005 to 1.73 g/t with a mean of 0.145 g/t.

5)	Borehole gold (Au) prill values show a positively skewed distribution with 217 data points ranging in value from 0.0005 to 0.95 g/t with a mean of 0.151 g/t.

6)	Borehole copper (Cu) values show a positively skewed distribution with 189 data points ranging in value from 0.0003 to 0.28 % with a mean of 0.032%.

7)	Borehole nickel (Ni) values show a positively skewed distribution with 189 data points ranging in value from 0.01 to 0.0.565 % with a mean of 0.109%.

8)	Borehole density values show a normal distribution with 143 data points ranging in value from 2.91 to 3.77 with a mean of 3.30.

Figure 5: Footwall 30cm PGE grade histogram.

FOOTWALL 45cm HISTOGRAMS

The histograms are based on the borehole information of the composited reef for the 45cm footwall component. These histograms are sourced from the Snowden “Supervisor” software which was used for the semivariogram analysis. The validated borehole grade, thickness, individual element (platinum, palladium, rhodium and gold) prill distribution histograms are shown in Appendix 4.

1)	Borehole PGE values show a positively skewed distribution with 208 data points ranging in value from 0.02 to 32.16 g/t with a mean of 2.90 g/t. See Figure 6.

2)	Borehole platinum (Pt) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0027 to 20.46 g/t with a mean of 1.75 g/t.

3)	Borehole palladium (Pd) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0087 to 9.55 g/t with a mean of 0.893 g/t.

4)	Borehole rhodium (Rh) prill values show a positively skewed distribution with 208 data points ranging in value from 0.00055 to 1.63 g/t with a mean of 0.121 g/t.

5)	Borehole gold (Au) prill values show a positively skewed distribution with 208 data points ranging in value from 0.0068 to 0.964 g/t with a mean of 0.138 g/t.

6)	Borehole copper (Cu) values show a positively skewed distribution with 181 data points ranging in value from 0.0004 to 0.0.24 % with a mean of 0.0.030%.

7)	Borehole nickel (Ni) values show a positively skewed distribution with 181 data points ranging in value from 0.01 to 0.48 % with a mean of 0.103%.

8)	Borehole density values show a normal distribution with 181 data points ranging in value from 2.92 to 3.28 with a mean of 3.28.

Figure 6: Footwall 45cm PGE grade histogram.

GRADE VERSES THICKNESS SCATTER PLOTS

MR Reef (Boreholes)

In order to determine whether it was necessary to krig the PGE accumulation, the relationship between the PGE grade and MR Reef channel width was investigated.

Figure 8 illustrates the scatter plot of the UG2 Reef from boreholes and indicates no discernable relationship between the grade and the thickness. The PGE grade and width were therefore estimated individually.

Figure 8: Scatter plot PGE grade verses thickness from boreholes.

The following scatter plots show the relationship between the individual element components for the MR Reef unit.

Figure 9: Scatter plot PGE grade verses Platinum from boreholes.

There is a proportional relationship between PGE and Pt, with Pt making up about 60% of the total PGE.

Figure 10: Scatter plot PGE grade verses Palladium from boreholes.

There is a positive relationship between PGE and Pd, with Pd constituting 28% of the Total PGE Value.

Figure 11: Scatter plot PGE grade verses Rhodium from boreholes.

Figure 12: Scatter plot PGE grade verses Gold from boreholes

Figure 13.13: Scatter plot Platinum verses Palladium grade from boreholes.

From the Pt to Pd Plot, 2 outliers occur, these have been investigated. BHID= KF72D5, where PT>10 and PD=<4. BHID= PK36D5, where PT<10and PD>6.

Figure 14: Scatter plot Nickel verses Copper percentage from boreholes

Appendix 3 - VARIOGRAPHY

The Snowden “Supervisor” software was used for the semivariogram analysis.

Variograms were generated on the composited data files exported to a CSV format from Datamine. For the MR Reef, variography was performed on the dataset within the “Normal Reef” domain only. The “Pothole Edge” does not have enough samples to warrant an effective variogram study, hence the parameters of the “Normal reef” were applied to the “pothole edge reef” but the boundary was treated as a “hard” boundary during estimation.

Since the software allows the lag distance to be dynamically varied, the determination of the nugget and spatial variance for the different structures was performed at appropriate lags.

The spatial statistics for the Hangingwall, MR Reef and Footwall components from boreholes is summarised in Tables 1 to 5.

The semivariograms for the Hangingwall PGE grade and thickness are shown in Figure 1 and 2 respectively.

The semivariograms for the MR Reef PGE grade and thickness are shown in Figure 3 and 4 respectively.

The semivariogram, for the MR Footwall, 30 and 45cm PGE grades are shown in Figures 5, 6 and 7 respectively.

Table 1: Spatial statistics for the Hangingwall 10cm

GRADE/THICKNESS	RANGE	SILL	NUGGET
	(m)
PGE 1st structure	430	0.42	0.31
PGE 2nd structure	735	0.27

DENSITY-1st structure	340	0.62	0.38

CU 1st structure	419	0.04	0.65
CU 2nd structure	714	0.31

NI 1st structure	540	0.3	0.7

PT 1st structure	420	0.35	0.3
PT 2nd structure	820	0.35
PT 3rd structure

PD 1st structure	412	0.45	0.36
PD 2nd structure	584	0.19
PD 3rd structure

RH 1st structure	434	0.34	0.35
RH 2nd structure	574	0.31
RH 3rd structure

AU 1st structure	449	0.21	0.56
AU 2nd structure	660	0.23
AU 3rd structure

Figure 1: Hangingwall PGE grade semivariogram.

Table 2: Spatial statistics for the MR Reef

GRADE/THICKNESS	RANGE	SILL	NUGGET
	(m)
PGE 1st structure	317	0.01	0.65
PGE 2nd structure	625	0.34

TRUETHK 1st structure	385	0.47	0.14
TRUETHK 2nd structure	846	0.17
TRUETHK 3rd structure	2088	0.22

DENSITY-1st structure	328	0.55	0.19
DENSITY-2nd structure	551.5	0.26

CU 1st structure	513.5	0.12	0.47
CU 2nd structure	1093	0.41

NI 1st structure	741.5	0.23	0.39
NI 2nd structure	1169	0.38

PT 1st structure	460	0.15	0.7
PT 2nd structure	789.5	0.15
PT 3rd structure

PD 1st structure	361.5	0.29	0.46
PD 2nd structure	571	0.25
PD 3rd structure

RH 1st structure	780.5	0.26	0.74
RH 2nd structure
RH 3rd structure

AU 1st structure	1143	0.35	0.65
AU 2nd structure
AU 3rd structure

Figure 3: MR Reef PGE grade - cut at 20 g/t semivariogram.

Figure 4: MR Reef thickness-cut at 0.3m semivariogram.

Table 3: Spatial statistics for the Footwall 30cm

GRADE/THICKNESS	RANGE	SILL	NUGGET
	(m)
PGE 1st structure	481	0.31	0.69
PGE 2nd structure
PGE 3rd structure

DENSITY-1st structure	480	0.81	0.19
DENSITY-2nd structure
DENSITY-3rd structure

CU 1st structure	881	0.53	0.47
CU 2nd structure
CU 3rd structure

NI 1st structure	900.5	0.48	0.53
NI 2nd structure
NI 3rd structure

PT 1st structure	625.5	0.25	0.75
PT 2nd structure

PT 3rd structure

PD 1st structure	422.5	0.34	0.66
PD 2nd structure
PD 3rd structure

RH 1st structure	391.5	0.1	0.9
RH 2nd structure
RH 3rd structure

AU 1st structure	731	0.42	0.58
AU 2nd structure
AU 3rd structure

Figure 5: Footwall 30cm PGE grade – cut at 14g/t semivariogram.

Table 4: Spatial statistics for the Footwall 45cm

GRADE/THICKNESS	RANGE	SILL	NUGGET
	(m)
PGE 1st structure	550	0.36	0.64
PGE 2nd structure
PGE 3rd structure

DENSITY-1st structure	475	0.84	0.16
DENSITY-2nd structure
DENSITY-3rd structure

CU 1st structure	815	0.53	0.47
CU 2nd structure
CU 3rd structure

NI 1st structure	745	0.48	0.52
NI 2nd structure
NI 3rd structure

PT 1st structure	465	0.31	0.69
PT 2nd structure
PT 3rd structure

PD 1st structure	625	0.43	0.57
PD 2nd structure
PD 3rd structure

RH 1st structure	300	0.18	0.82
RH 2nd structure
RH 3rd structure

AU 1st structure	731	0.42	0.58
AU 2nd structure
AU 3rd structure

Figure 6: Footwall 45cm PGE grade semivariogram.